 Exhibit D
STATE OF ISRAEL
This description of the State of Israel is dated as of June 30, 2025 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2024.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

State Guarantees	D-106
DEBT RECORD	D-108
LIST OF TABLES

Table No. 43 State Guarantees	D-107
SUPPLEMENTARY INFORMATION

Currency Protocol
Unless otherwise indicated, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars, was converted at either (i) the representative foreign exchange rate for dollars on such date, or (ii) at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates for the following dates and annual periods were as follows:
Table No. 1
NIS/U.S. Dollar Exchange Rates
	2020	2021	2022	2023	2024
December 31st	3.215	3.110	3.519	3.627	3.647
Yearly Average	3.442	3.230	3.358	3.690	3.699

Source:   Bank of Israel.
On December 31, 2024 the Bank of Israel representative foreign exchange rate for USD was NIS 3.647 per USD 1.00. The average exchange rate for 2024 was NIS 3.699 per USD 1.00.
Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.
Fiscal Year
The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve- month period which ended on December 31, 2024 is referred to in this Annual Report as “2024” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS
Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:
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External factors, such as:

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the effects of the coronavirus (COVID-19) and/or other global or regional pandemics;

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interest rates in financial markets outside Israel;

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the impact of changes in the credit rating of Israel;

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the security situation, including but not limited to the war in Gaza and conflicts with Iran and its proxies;

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the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);

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the global high-tech market; and

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regional economic and political conditions.

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Internal factors, such as:

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general economic and business conditions in Israel;

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present and future exchange rates of the Israeli currency;

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foreign currency reserves;

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the level of domestic debt;

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domestic inflation;

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the level of budget deficit;

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the level of foreign direct and portfolio investment; and

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the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.
October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts
On October 7, 2023, Hamas, a terrorist group, launched an unprecedented terror attack on Israel from the Gaza Strip. Following the attack, Israel’s Minister of Defense declared a special state in the region, which was later extended to the entire country. Subsequently, Israel’s Ministerial Committee for National Security Affairs decided to undertake military action, which resulted in drafting more than 300,000 reservists, launching the war in Gaza with the aim of negating Hamas’ political and military capabilities in Gaza and releasing all hostages. In light of these developments, leaders from opposition parties joined the government as part of an emergency unity government, which was in place until June 9, 2024, until the departure of the National Unity Party from the government. The outbreak of the war on October 7, 2023 has affected the Israeli economy.
In northern Israel, Israel shares borders with Syria and Lebanon, where Hezbollah, another Iranian-backed terrorist group, is active. From the beginning of the war in Gaza, Hezbollah launched a myriad of aerial attacks into northern Israel, which forced many residents to relocate from their homes. In October 2024, Israel launched a limited ground operation in the border villages of southern Lebanon, intending to prevent a potential imminent incursion by Hezbollah terrorists. On September 27, 2024, in a decisive blow to Hezbollah, Israeli forces eliminated Hassan Nasrallah, Hezbollah’s leader, in a targeted airstrike on the group’s headquarters in Beirut. Just days later, on October 3, 2024, Israel struck again, eliminating Nasrallah’s designated successor, Hashem Safieddine, along with other senior Hezbollah officials, severely disrupting the organization’s leadership and marking a strategic turning point in Israel’s confrontation with the Iran-backed militia. A 60-day ceasefire between Israel and Hezbollah began on November 26, 2024 and was extended until February 18, 2025. The ceasefire terms required that neither Hezbollah nor any other armed group have weapons in areas near the border south of the Litani river, which is north of the Israel-Lebanon border, and Israel was to pull all its forces from southern Lebanon. As of June 2025, Israel maintains control over five strategic locations in southern Lebanon to prevent Hezbollah from strengthening its position and reclaiming key areas, while it has conducted limited airstrikes on Hezbollah sites in the region. Tensions have risen on these borders, necessitating Israel to take limited military action. Although Israel, together with the United States and other allies, is striving to prevent escalation of the war, there remains a risk that a wider regional conflict may yet occur.
Israel-Iran.   For decades, Iran has clearly and publicly stated its intentions to destroy Israel and has systematically pursued a comprehensive plan to eliminate Israel, built upon the development of nuclear weapons, production and accumulation of a vast arsenal of ballistic missiles and the establishment of a network of armed proxies encircling Israel. Hamas and other terrorist organizations in Gaza, members of this proxy network, invaded and carried out the horrific massacre of Israeli civilians in the towns and villages near Gaza on October 7, 2023. This unprecedented attack was followed by additional attacks, launched by Iran and its proxies from Lebanon, Iraq and Yemen, to which Israel responded with direct strikes. Since October 7, 2023, Israel’s decisive actions have significantly reshaped the geopolitical landscape of the Middle East, laying the groundwork for a more secure and prosperous regional future.
On April 13, 2024, Iran attacked Israel with more than 300 drones, cruise missiles and ballistic missiles. The Israel Defense Forces, together with an international and regional military coalition, intercepted 99% of the missiles and drones. This demonstrated the strength of the regional and international partnership in the region. On October 1, 2024, Iran launched an additional attack of 181 ballistic missiles toward Israel which were thwarted nearly in full. Israel responded against Iran with limited military action. Iran has engaged in years of developing a clandestine nuclear program, and discoveries of rapidly accumulating highly enriched uranium well beyond what is necessary for peaceful purposes created an imminent threat to Israel, the region and beyond, with a short breakout time to nuclear weapon capability. In response, on June 13, 2025, Israel launched a precision operation to target Iran’s nuclear and military sites, including missile launchers and enrichment facilities (also known as “Operation Rising Lion”). In retaliation, Iran launched more than 1,000 drones and 500 ballistic missiles at Israel, causing loss of life and property. However, the economic and structural impacts were greatly diminished as the Israel Defense Forces intercepted the majority of incoming threats.
On June 22, 2025, the United States acted decisively to neutralize three key facilities of Iran’s nuclear program. This operation was conducted in full coordination with Israel, underscoring the deep strategic alliance between the two nations, an enduring partnership rooted in shared values and mutual interests. On June 24, 2025, the Government of Israel announced that it had achieved all of its objectives in Operation Rising Lion and agreed to President Trump’s proposal for a bilateral ceasefire.
The Houthis, an Iranian-backed terrorist militia based in Yemen, carried out multiple missile and drone strikes on Israel during the Gaza war as part of the Iranian proxy groups’ efforts to oppose Israel. On July 20, 2024, Israel initiated its first significant strike on Houthi infrastructure. This action followed a February 2024 intervention by a coalition of U.S. and UK forces, who took military action against the Houthis due to the disruption of Red Sea trade caused by Houthi terrorism. Israel conducted additional strikes on Houthi targets in September and December 2024, after ongoing missile and drone launches into Israel’s territory. On January 10, 2025, a combined attack by Israeli and U.S. air forces targeted 30 sites in Sanaa, Yemen and numerous other sites in the coastal region of Yemen. On May 4, 2025, the Houthis launched a missile at Tel Aviv, striking near the main terminal of Ben Gurion Airport. The following day, Israel retaliated against the Houthis, attacking targets in Hodeidah and its surrounding areas.
In December 2024, the Assad regime in Syria was overthrown by jihadi groups. Recent developments in Syria have brought about significant changes, prompting Israel to take military action to protect its security interests in the region. These actions are aimed at addressing emerging jihadi threats and preserving Israel’s strategic position amidst growing instability nearby.
Israel maintains robust diplomatic relations with a wide array of countries, particularly with strategic allies such as the United States and the European Union and its member states. These relationships, alongside continued ties with key regional players, underscore Israel’s position as a central and stabilizing force in the Middle East.
Despite regional upheaval and Israel being faced with some criticism focused on the humanitarian situation in Gaza, Israel’s economy remains resilient, technologically advanced, and highly integrated with global markets. Its military and intelligence capabilities, backed by strong international alliances, have enabled it to defend its sovereignty and confront threats. Israel believes that its demonstration of its capabilities to meet security challenges and threats while maintaining social cohesion, and to leverage strategic partnerships, highlights its position as a strong, reliable and forward-looking nation. Its global diplomatic reach, innovative economy and unwavering alliances place it at the forefront of regional leadership and international cooperation.
Due to the decline of Iran’s proxies and the Iranian position in the region, new prospects for growth and improvement are developing. The possibility to expand Israel’s relations with other regional and Muslim countries, has the potential to lead to further stability and prosperity. Israel believes it has demonstrated it is a resilient and influential player on the global stage, an anchor of stability in a volatile region, a hub of innovation, and a valued partner to nations committed to peace, security, and prosperity.
Economic Effects of the War
The war in Gaza resulted in a disruption to the Israeli economy, particularly in the fourth quarter of 2023, and continues to impact various sectors. The construction industry and tourism were particularly impacted. There was a significant decrease in demand in the construction industry and, since the start of the war, the number of flights and airlines arriving in Israel has been limited. The war in Gaza negatively affected growth drivers such as private consumption. However, public consumption increased as war costs increased defense expenditure, and civil expenditure rose as the government financed accommodations of civilians that were displaced within Israel and undertook certain other measures to support households and businesses. See, “— Economic Developments” below.

International Reaction
Israel has received support from key members of the international community, including many grassroots organizations and the Jewish diaspora, who reiterated Israel’s right to self-defense. While criticism regarding the humanitarian situation in Gaza has recently increased, often amplified by Iranian-aligned and antisemitic actors, Israel maintains strong support from allies, especially the United States, Germany and additional EU member states. In spite of growing efforts by several actors in the international community to exert pressure on Israel through political and legal warfare, Israel believes its international stance remains strong, and it enjoys broad support from key global players. Israel’s decision to launch a military operation against Iran’s nuclear and ballistic missiles capabilities and assets has been met with firm backing from like-minded countries. Israel believes that this action will contribute to the security and stability of the Middle East and the broader international community, and that it has reinforced Israel’s strong ties with the United States.
Since the start of the war, some notable changes have taken place. Nicaragua and Belize severed their diplomatic relations with Israel and other countries (including Brazil, Honduras, Chile, Colombia, South Africa, Turkey, Jordan and Chad) recalled their ambassadors for consultation. In late 2023, South Africa brought a case against Israel in the International Court of Justice. Israel recalled its ambassadors to Turkey, Norway, Ireland, and Spain due to inappropriate statements by the leaders of these countries. However, Israel’s international relations remain strong and continue to grow. Since the start of the war, more than 70 country leaders and foreign ministers have visited Israel, demonstrating their support.
On December 29, 2023, South Africa instituted proceedings against Israel in the International Court of Justice (the “ICJ”), requesting that the ICJ rule that Israel is violating the Convention on the Prevention and Punishment of the Crime of Genocide in the war in Gaza. The ICJ issued provisional measures on January 26, 2024, March 28, 2024, and May 24, 2024, relating to Israel’s conduct in the war in Gaza and related reporting. The case is pending, and Israel maintains that it continues to act in full compliance with applicable law.
On November 21, 2024, the International Criminal Court seated in The Hague (the “ICC”) announced the issuance of arrest warrants against Prime Minister Netanyahu and former Minister of Defense Yoav Gallant for war crimes and crimes against humanity. However, Israel is not a member of the court, and Israel’s position is that the arrest warrants violate Israel’s right to defend itself and carry out actions vital to any democratic state that operates according to the rule of law and fights against terror. On December 13, 2024, Israel filed two appeals against the decision of the ICC. The effects of the ICC’s issuance of the warrants on Israel’s foreign relations (including whether they will be enforced by an ICC member state), if any, are not clear.
On June 10, 2025, the UK imposed sanctions on two Israeli Government Ministers, Minister for Finance and Additional Minister of Defense Bezalel Smotrich and Minister for National Security Itamar Ben-Gvir, pursuant to the UK’s Global Human Rights sanctions programme. These UK sanctions were stated in a corresponding press release as being applied to the Ministers in their personal capacity, and no material impact is currently expected by Israel on the functioning of said ministers’ or related government bodies.
The UK measures were announced alongside similar sanctions imposed by Australia, Canada, New Zealand and Norway. Israel does not currently expect these countries’ sanctions to have any material impact on the ability of the ministers or their related government bodies to function.
It is currently unclear how long the war against Hamas in Gaza may continue. If the war escalates, or the level of instability and violence increases, including through the involvement of additional actors in attacks against Israel, this may lead to adverse military, social and economic implications.
Economic Developments
Developments in the global economy often influence the Israeli economy, particularly with respect to Israel’s exports and the high-tech sector. In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. In 2021, the economy recovered from the COVID-19 pandemic and GDP grew by 9.4%, largely as a result of the recovery in private consumption and the high levels of exports and investments in the economy. In 2022, the economy continued its high level of growth, which was driven by strong private consumption, investments and exports, though public consumption moderated. The high-tech sector continued the trend of high growth in the first half of 2022. In the second half of 2022, high inflation led to high interest rates which led to moderation of investments in the high-tech sector and to private consumption. In total Israel’s GDP increased by 6.3% in 2022. In 2023, GDP grew by 1.8%, lower than the growth rate of 2022 and 2021. The moderate growth in 2023 was due to a slight decline in private consumption during the first three quarters and primarily resulted from the effects of the war in Gaza in the last quarter of the year.
In the first quarter of 2024, Israel’s GDP grew sharply, increasing by 16.0% (annual rate, seasonally adjusted, quarter on quarter). The sharp increase was driven by high public consumption related to the war in Gaza, alongside a strong rebound in private consumption and investment, as compensation for the initial shock at the beginning of the war. In the second quarter of 2024, growth weakened significantly, with GDP increasing by 0.1% (annual rate, seasonally adjusted, quarter on quarter). This moderation was primarily due to a decline in investment, a slowdown in private consumption, and for the first time since the beginning of the war in Gaza, a slight decrease in public consumption. In the third quarter of 2024, economic growth resumed, with GDP increasing by 5.7% (annual rate, seasonally adjusted, quarter on quarter). This increase was mainly the result of a somewhat stabilized wartime routine, which led to a return to the labor market and a rise in both investment and private consumption. In the fourth quarter of 2024, GDP grew by 2.0% (annual rate, seasonally adjusted, quarter on quarter). The moderation of growth can be attributed to moderate private consumption and the contraction of gross capital formation. In the first quarter of 2025, GDP grew by 3.7% (annual rate, seasonally adjusted, quarter on quarter). Gross capital formation recovered from the previous quarter and drove this GDP growth, despite low public consumption and the contraction of private consumption.
Overall, Israel’s GDP grew by 1.0% in 2024 compared to 2023, a significantly lower rate than those recorded in 2021-2022 and even lower than in 2023. This moderate growth was mainly due to the continuation of the war in Gaza for the entire year. The budget deficit rose to 6.8% of GDP in 2024 and the general government debt-to-GDP ratio, or public debt-to-GDP ratio, for 2024 increased to 67.9%. The central government debt-to-GDP ratio for 2024 rose to 66.5%.
In May 2023, the state budget for 2024 was approved in the amount of NIS 513.7 billion. As a result of the war in Gaza, during 2024, three additional budgets for the year were approved to support government operations following the war. The first amendment to the original 2024 budget was approved in March 2024 and stood at NIS 584.1 billion, the second in September 2024 at NIS 587.5 billion, and the third in December 2024 at NIS 620.6 billion.
In October 2023, following the outbreak of the war in Gaza, S&P reaffirmed the rating of the State of Israel at AA- and changed its outlook from “Stable” to “Negative”. In April 2024, S&P downgraded Israel’s credit rating to A+ from AA- and placed Israel’s outlook on “Negative”, and in October 2024, S&P further downgraded Israel’s credit rating to A, with a “Negative” outlook. In May 2025, S&P affirmed Israel’s credit rating at A with a “Negative” outlook.
In April 2023, Moody’s Investor Services (“Moody’s”), reaffirmed Israel’s credit rating at A1 but changed its rating outlook from “Positive” to “Stable”. In October 2023, Moody’s placed Israel on “Rating Under Review” (“RUR”), and in February 2024, Moody’s downgraded Israel’s credit rating to A2 from A1, with a “Negative” outlook. In September 2024, Moody’s further downgraded Israel’s credit rating to Baa1, with a “Negative” outlook. In March 2025, Moody’s affirmed Israel’s credit rating at Baa1 with a “Negative” outlook.
In March 2023, Fitch Ratings (“Fitch”), reaffirmed Israel’s A+ credit rating and left its “Stable” outlook. In October 2023, following the outbreak of the war in Gaza, Fitch reaffirmed Israel’s credit rating at A+ but placed Israel on “Rating Watch Negative” (“RWN”) due to the possible market impacts of the war. In April 2024, Fitch affirmed Israel rating at A+ and lifted the RWN but placed Israel’s outlook on “Negative”. In August 2024, Fitch downgraded Israel’s credit rating to A from A+, with a “Negative” outlook. In March 2025, Fitch affirmed Israel’s credit rating at A with a “Negative” outlook.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 3.3% of GDP at the end of 2024, which was the 22nd consecutive year in which a positive surplus in the current account was recorded. In the first quarter of 2025, the current account surplus amounted to 4.2% of GDP (on a seasonally adjusted basis). Israel’s net exports have grown significantly in recent years, from $13.1 billion in 2023 to $18.9 billion in 2024. The growth in net exports in recent years has mostly been driven by the export of services. In the first quarter of 2025, the net exports surplus amounted to $3.2 billion (on a seasonally adjusted basis).
In 2024, 29.9% of Israel’s exported goods (excluding aircrafts, ships and diamonds) were to the EU (the same rate as 2023), 26.0% were to the United States (an increase from 24.0% in 2023), 20.3% were to Asia (a decrease from 20.5% in 2023) and 23.7% were to other markets (a decrease from 25.6% in 2023).
In 2024, 34.5% of Israel’s imported goods (excluding aircraft, ships and diamonds) originated from the EU (an increase from 34.0% in 2023), 31.2% were from Asia (an increase from 27.1% in 2023), 10.0% were from the United States (an increase from 9.4% in 2023) and 24.3% were from other countries (a decrease from 29.5% in 2023).
Over the past five years (measured from January 1, 2020 to December 31, 2024), the NIS/USD exchange rate has averaged at 3.48 NIS to 1.00 USD, fluctuating between a high of 4.08 (recorded on October 27, 2023) and a low of 3.07 NIS/USD (recorded on November 17, 2021). The exchange rate as of June 11, 2025 stood at 3.50 NIS/USD.
Foreign currency reserves at the Bank of Israel (“BoI”) at the end of 2024 stood at $214.6 billion, which was 41% of GDP. The level of foreign currency reserves has been maintained above 25% of GDP since late 2009. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis when there have been unusual movements in the exchange rate that the BoI believes to be inconsistent with underlying economic conditions or when conditions in the foreign exchange market are in its view disorderly.
U.S.-China trade dynamics, dating back to at least 2018, have mostly had indirect effects on Israel, primarily as Israel continued to integrate into the global economy. While Israel was not directly targeted by tariffs from either side, it has experienced spillover effects. On April 2, 2025, U.S. President Donald Trump signed an executive order imposing new tariffs on imports to the U.S. from all countries, including a 17% tariff on Israeli goods. In response, Israel accelerated efforts to negotiate a trade agreement with the U.S. while continuing to navigate the complex dynamics between global powers. The new tariffs potentially pose challenges for Israel’s economy and trade policies.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
Budget proposals in Israel are constrained by two parameters. The first is a deficit ceiling that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.
The general government debt-to-GDP ratio — also referred to as “public debt-to-GDP” (including local authorities’ debt) — increased in 2020 to 71.1% of GDP, significantly above the deficit target set for that year. This was due to COVID-19-related expenditures and lower-than-expected revenues. In 2021, the deficit decreased to 4.4% of GDP — lower than the target — as state revenues exceeded expectations and COVID-related expenditures were lower than anticipated, resulting in a decline in the public debt-to-GDP ratio to 67.8%. In light of higher-than-expected revenues and lower-than-expected expenditures following the recovery from the COVID-19 pandemic, a cumulative budget surplus of approximately NIS 9.8 billion (0.6% of GDP) was recorded in 2022, leading to a reduction in the debt-to-GDP ratio to 60.5%. Following the war-related expenditures in the fourth quarter of 2023, the deficit rose to 4.1% of GDP in 2023, leading to an increase in the debt-to-GDP ratio to 61.7%. In 2024, which was a full year of Israel at war, the deficit continued to rise, reaching 6.8% of GDP, leading to an increase in the debt-to-GDP ratio to 67.9%.

Inflation and Monetary Policy
The average annual inflation rate over the last decade (2015 to 2024) was approximately 1.4%, which is within the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. In 2020, the CPI decreased by 0.6%. In 2021, the CPI increased by 1.5%, which was within the BoI’s target range for the first time since 2013. In 2022, the CPI rose by an annual average of 4.4%, as inflation increased worldwide. In 2023, the CPI increased by an annual average of 4.2%. In 2024, the CPI rose by 3.1%, slightly above the BoI’s target range.
Since April 2022, due to rising inflation, the BoI increased the interest rate ten times from 0.10% to 4.75% in May 2023. In January 2024, the BoI lowered the interest rate by 0.25% to 4.50%, as inflation returned to within the target range. The real interest rate (nominal interest rate less inflation expectations) averaged 0.1%, -1.8%, -1.7%, 1.8% and 1.7% in 2020, 2021, 2022, 2023 and 2024 respectively.
Labor Market
Prior to the outbreak of COVID-19, the annual labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.5% in 2019. Unemployment averaged 3.8% in 2019. At the beginning of the COVID-19 pandemic, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. In 2023, the labor force participation rate stood at 63.5%, similar to pre-pandemic levels, while the official unemployment rate decreased to 3.4% as a result of the recovered demand for labor. The downward trend in unemployment continued into 2024, with the unemployment rate falling to 3.0%, although the upward trend in the participation rate was interrupted, as it declined to 62.7%. The inclusion of individuals missing work due to military service would increase the yearly unemployment rate by 1.1%. Furthermore, the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the yearly unemployment rate by 0.8%.
Capital Markets
The BoI, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the BoI cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the BoI’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the BoI, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 6,228 billion at the end of 2024 and grew by 15.0%, 6.1%, and -2.0% in 2024, 2023 and 2022, respectively.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of companies publicly trading on the TASE. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2023, the TA-35 and TA-125 indices increased by 28.4% and 28.6%, respectively, compared to increases in the S&P 500 of 23.3% and in the NASDAQ Composite of 28.6% over the same period. Between December 31, 2024 and May 31, 2025, the TA-35 and TA-125 increased by 12.8% and 12.3%, respectively, compared to yields in the S&P 500 and the NASDAQ Composite of 0.5% and -0.1% respectively, over the same period.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. Most recently, in February 2025, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $2.5 billion principal amount of 5.375% bonds due 2030 and an aggregate $2.5 billion principal amount of 5.625% bonds due 2035. In March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate of $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate of $3.0 billion principal amount of 5.5% bonds due 2034 and an aggregate of $3.0 billion principal amount of 5.75% bonds due 2054. In

January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2 billion principal amount of 4.5% bonds due 2033.
Green Bond Framework
In November 2022, Israel published its Green Bond Framework (the “Framework”) in order to support achieving Israel’s climate and broader environmental goals. The Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by CICERO Shades of Green, an internationally recognized Second Party Opinion (“SPO”) provider for green bonds. In the SPO delivered to Israel and published in November 2022, CICERO Shades of Green assigned the Framework an overall shading of “Dark Green” (its highest rating) and a governance score of “Good”.
Israel’s Framework is aligned with the International Capital Market Association’s 2021 Green Bond Principles (the “ICMA Green Bond Principles”), as was indicated by the SPO. The Framework is structured in accordance with the ICMA Green Bond Principles’ four core components, which include: (i) use of proceeds, (ii) process for project evaluation and selection, (iii) management of proceeds and (iv) reporting.
The Framework also follows the recommendation of the Green Bond Principles with regard to external review. While the EU Taxonomy does not apply to Israel, Israel recognizes its importance and the Framework considers the Substantial Contribution Criteria of the EU Taxonomy, as well as the draft Israeli Taxonomy, to the extent possible.
The Framework may be updated from time to time to ensure continued alignment with voluntary market practices, emerging standards and classification systems. Any updated version of the Framework will either maintain or improve the current level of transparency, reporting and disclosures, and will be subject to the same external review standards.
Use of Proceeds
Under the Framework, Israel can issue “Green Bonds” with an amount equivalent to the net proceeds from the issuance being used to finance or refinance, in part or in full, government expenditures providing distinct environmental benefits which comply with the eligibility criteria outlined in the Framework (“Eligible Green Expenditures”). Eligible Green Expenditures are limited to government expenditures that occurred no earlier than two budget years prior to the issuance of the Green Bonds, the budget year of issuance of the Green Bonds and the two budget years following the issuance of the Green Bonds.
Eligible Green Expenditures may include investment expenditures, operating expenditures, fiscal expenditures and subsidies, as all such expenditures can be deployed to meet Israel’s environmental goals and policies. Eligible Green Expenditures will exclude any State disbursements to a local agency or local authority that participates in capital markets to raise financing, such as the issuance of Green Bonds. For the avoidance of doubt, expenditures already financed via external dedicated funding sources will not be eligible under the Framework in order to avoid any double counting. Where projects are partially funded by Israel, the proportion funded by the State can be considered as eligible, so long as underlying criteria are met.
Under the Framework, the Eligible Green Expenditure categories include the following: clean transportation, renewable energy, energy efficiency, green buildings, sustainable water and wastewater management, pollution prevention and control and circular economy, environmentally sustainable management of living natural resources and land use, and climate change adaptation.
Expenditures related to the following activities are explicitly excluded from being financed through Israel’s Green Bonds: fossil fuel energy, waste to landfill, investments related to pure internal combustion engines, gambling, tobacco, alcohol and weapons.
Process for Project Evaluation and Selection
Israel has established a Sustainable Finance Working Group (the “SFWG”) to ensure appropriate evaluation and selection of Eligible Green Expenditures in line with its use of proceeds criteria. The SFWG’s responsibilities include: (i) reviewing and assessing the proposed expenditures to determine their compliance with the Framework, (ii) annually monitoring the compliance of the selected Eligible Green Expenditures,

(iii) in the event of an expenditure postponement, cancellation, divestment or ineligibility, identifying a new Eligible Green Expenditure and (iv) supporting and facilitating impact and allocation reporting.
Management of Proceeds
In accordance with the Framework, the proceeds of each Green Bond will be deposited in general funding accounts. The Ministry of Finance will oversee the allocation and tracking of an amount equivalent to the net proceeds from all outstanding Green Bonds to Eligible Green Expenditures through a “Green Bond Register”. Proceeds of the Green Bonds will be managed on an aggregated basis for multiple Green Bonds (portfolio approach).
Reporting
For each Green Bond, Israel commits to publish on its website an annual allocation report until full allocation of the proceeds. In January 2024, Israel published its allocation report with respect to its $2 billion 4.5% green bonds due 2033 with full allocation of the proceeds. Impact reporting will be published between one and three years following the respective issuance and at least once in the bond’s lifetime.
Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which have a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from multiple political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).
The executive power of the State of Israel is held by a democratically elected government. A proposed government requires approval by the Knesset, which is presented with a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed government. A proposed government is usually made up of a coalition of different political parties. The Prime Minister serves as the head of government and as the chief executive of the state. The President serves as the “Head of State” and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of Knesset, who is usually the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors from foreign states, pardoning prisoners or commuting their sentences and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel.
Israel’s most recent general elections were held on November 1, 2022. Following this election, the President selected Benjamin Netanyahu to form a coalition government and on December 29, 2022, the Knesset voted in favor of the new coalition government led by Prime Minister Benjamin Netanyahu. The political parties that were members of the coalition at the time of its formation were: Likud, Shas, United Torah Judaism, Religious Zionism, Otzma Yehudit and Noam. Following the October 7, 2023 attack by Hamas on Israel, leaders from opposition parties joined the government as part of an emergency unity government, which was in place until June 9, 2024, when the National Unity Party led by Benny Gantz resigned from the unity government. In September 2024, Knesset Member Gideon Sa’ar joined the coalition government and cabinet to support its actions during the war.
On January 19, 2025, National Security Minister Itamar Ben-Gvir and members of his “Otzma Yehudit” party submitted their resignation letters from the government and coalition. Their resignation stems from opposition to the three-phase Israel-Hamas war ceasefire framework. With the resumption of military operations by Israel in Gaza, in March 2025 the “Otzma Yehudit” party returned to the government and the coalition.
Proposed Legislative Changes to the Judicial System.   In 2023, the Knesset’s Constitution, Law and Justice Committee (the “Constitution Committee”) started promoting a number of bills regarding the Israeli judicial system, which were approved in the first reading by the Knesset plenum. Since the start of the war in Gaza, the proposed legislative changes have been put on hold.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations”). Despite this, there has been ongoing tension at the border between Israel and Gaza, often characterized by Hamas rocket attacks and other acts of violence by individual Palestinians and responsive Israeli military campaigns commenced with the goal of suppressing the violence.
On October 7, 2023, Hamas launched an unprecedented terror attack on Israel from the Gaza Strip killing approximately 1,200 people and kidnapping 251 people. See “— October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts” above.
Israel-United States Relations.   In July 2022, then-President Joe Biden visited Israel. During his meeting with then-Prime Minister, Yair Lapid, in Jerusalem on July 14, 2022, the leaders of the United States and Israel adopted the Joint Declaration on the U.S.-Israel Strategic Partnership. In the declaration, the United States and Israel reaffirmed the unbreakable bond between the two countries and the enduring commitment of the United States to Israel’s security and qualitative military edge, as well as the foundation of the strategic U.S.- Israel partnership based on a bedrock of shared values, interests and a true friendship. The declaration also addressed the Iranian nuclear program, committing both countries to “use all elements of national power” to prevent Iran from acquiring a nuclear weapon. Since the October 7, 2023 attack by Hamas against Israel and the commencement of the war in Gaza, the U.S. has expressed its support for Israel in a variety of actions and statements. On October 18, 2023, then-President Joe Biden visited Israel to show his support and approved an additional foreign aid package for Israel totaling $26.4 billion (which was approved by the House and signed by the President in April 2024). In addition, then-President Joe Biden supported Israel’s efforts to bring a hostage deal to international forums, including at the UN Security Council.
The re-election of Donald Trump as U.S. president in 2024 was expected by Israel to further solidify U.S.-Israel ties, with a focus on advancing pro-Israel policies and regional security cooperation. As discussed in greater detail in “— October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts”, Israel has seen the realization of this through the U.S.’s and Israel’s coordinated efforts against Iran’s nuclear program.
Abraham Accords.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (the “UAE”) was reached, and in September 2020 the Abraham Accords Peace Treaty was signed at the White House. The Abraham Accords officially established diplomatic relations between Israel and the UAE. This was shortly followed by an agreement for the normalization of ties between Israel and the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in November 2020. In December 2020, Israel and Morocco established full diplomatic relations and in January 2021, Sudan acceded to the Abraham Accords during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum. As of June 2025, there have been reports of an advancement in the negotiations toward an accord with other countries in the region. See “State of Israel — International Relations — Abraham Accords” for details on the normalization of Israel’s relations with the UAE, Bahrain, Morocco and Sudan and the Abraham Accords Peace Treaty.
Israel-Turkey Relations.   In August 2022, Israel and Turkey agreed to resume normal diplomatic relations with the announcement that the two countries will return their ambassadors after years without senior diplomatic representation. The decision to reinstate ambassadors was the culmination of a positive trend in the relations between the countries during 2022, which included President Isaac Herzog’s visit to Ankara, mutual visits of the foreign ministers in Jerusalem and Ankara, and visits by the Ministers of Commerce and Defense to Turkey.

Israel was the first country to deploy a search and rescue mission to Turkey, following the devastating earthquake that hit Southern Turkey in February 2023. The delegation was instrumental in rescuing 19 individuals from the rubble and assisted in providing humanitarian and medical assistance to the Turkish authorities on the ground.
Following the attack by Hamas on Israel and the commencement of the war in Gaza, as of December 2023, Turkey recalled its ambassador in Israel for consultation and Israel did the same with its ambassador in Turkey. Additionally, in March 2024, Turkey announced sanctions on trade with Israel, significantly reducing economic exchange between the two countries. In November 2024, Turkish Prime Minister Recep Tayyip Erdoğan announced that Turkey had unilaterally halted diplomatic relations with Israel. Tensions continue to escalate as both Israel and Turkey remain actively involved in Syria following the collapse of the Syrian government in December 2024.
Israel-Ukraine Relations.   In February 2023, then-Foreign Minister Eli Cohen was the first Israeli official to visit Kiev and meet with the Ukrainian President, Volodymyr Zelenskyy, since the Russian offensive in Ukraine began in 2022.
Recent Developments in Relations with Certain other Countries.   In February 2023, an official Israeli delegation, led by then-Foreign Minister Eli Cohen, visited Khartoum to further advance normalization of relations between Israel and Sudan. In April 2023, the Azerbaijani Foreign Minister attended the official opening of Azerbaijan’s embassy in Israel. In the same month, the foreign ministers of Israel and Poland signed an agreement to reinstate youth study visits between the countries. Additionally, Poland announced that a Polish ambassador would be reinstated to Israel.
In July 2023, Israel recognized Moroccan sovereignty over the territory of Western Sahara.
In September 2023, Papua New Guinea opened an embassy in Jerusalem.
For a discussion of the impact of the October 7, 2023 attacks and the war in Gaza on Israel’s foreign relations, see “— October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts — International Reaction” above.
Privatization
In the past several decades, privatization has been an essential element of broader government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises previously owned by the State and the reduction of State subsidization of several business enterprises. In total, between 1986 and 2023, 99 Government-owned Companies (as defined in “The Economy — Role of the State in the Economy,” below) became partially or fully privatized. The proceeds stemming from privatizations between 2005 and 2023 totaled $5.3 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as in State-owned land and seaports, the Postal Company, energy and transportation utilities, and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).
Loan Guarantee Program
On January 3, 2023, the U.S. Congress approved an extension of the loan guarantee program for Israel through September 2028. As of December 31, 2024, approximately $3.8 billion of guarantees remained available for use under the program. No guaranteed issuances were made under the program from the January 3, 2023 extension through the end of 2024. For additional information on the U.S. loan guarantee program, see “Public Debt — External Government Debt”.

Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2020	2021	2022	2023	2024
Main Indicators
GDP (at constant 2020 prices)	1,414.0	1,546.8	1,643.7	1,673.7	1,689.8
Real GDP growth	-1.5%	9.3%	6.5%	1.8%	1.0%
GDP per capita (in NIS, at constant 2020 prices)	151,638	163,186	170,246	170,001	169,458
GDP per capita, percentage change	-3.2%	7.6%	4.4%	-0.1%	-0.3%
Inflation (change in CPI – annual average)	-0.6%	1.5%	4.4%	4.2%	3.1%
Industrial production	6.3%	5.9%	15%	1.3%	-0.5%
Business sector product (at constant 2020 prices)	1,029.2	1,147.1	1,232.1	1,242.8	1,233.8
Permanent average population (thousands)	9,215	9,371	9,558	9,845	9,972
Unemployment rate	4.3%(1)	5.0%(2)	3.8%(3)	3.4%(4)	3.0%(5)
Foreign direct investment (inflows, in billions of dollars)	21.0	19.0	22.9	16.1	16.0
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2020 prices)	384.2	442.5	484.2	478.7	455.2
Imports (F.O.B) of goods and services (NIS, at constant 2020 prices)	340.3	407.8	457.3	423.0	421.1
External Debt
External debt liabilities (in millions of dollars, at year-end)	129,931	160,328	155,181	145,239	147,354
Net external debt (in millions of dollars, at year-end)	-204,115	-225,656	-209,096	-250,039	-278,810
Central Government Debt
Total gross central government debt (at end-of- year current prices)	983.9	1,044.1	1,037.1	1,127.3	1,329.3
Total gross central government debt as percentage of GDP	69.6%	66.0%	58.8%	60.0%	65.5%
Revenues and Expenditures (net)
Revenues and grants	317.9	392.9	447.9	424.4	470.3
Expenditures	563.1	587.6	570.0	621.4	731.5
Expenditures other than capital expenditures	426.4	426.9	403.5	456.0	559.7
Development expenditures (including repayments of debt)	136.7	160.7	166.5	165.4	171.8
Repayments of debt	97.4	119.8	126.6	122.8	130.2

(1)
A broader definition of unemployment used since the outbreak of COVID-19 totaled 15.3% in 2020, and included those absent from work due to reasons related to COVID-19 such as unpaid leave (9.5%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (1.4%).

(2)
In 2021 unemployment (as defined in footnote 1 above) amounted to 10.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (2.9%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (2.2%).

(3)
In 2022 unemployment (as defined in footnote 1 above) amounted to 5.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (0.4%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (0.9%).

(4)
In 2023 unemployment amounted to 6.4% including those absent from work due to economic reasons such as reduction in the scope of work or closure of a workplace (1.5%), those absent due to military duty (0.8%) and those absent during the war for other reasons (0.7%).

(5)
In 2024 unemployment amounted to 4.9% including those absent from work due to economic reasons due to the effects of the war (0.8%) and those absent due to military duty (1.1%).

Source:   Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL
Introduction
Israel is a highly developed, industrialized democracy. The country has seen improvements in many economic and fiscal indicators in recent decades. GDP growth has remained steady and consistent, except for contractions experienced during the global slowdown of the early 2000s and fluctuating growth rates in the aftermath of global crises such as the 2008 financial crisis, the European debt crisis, and most recently, the COVID-19 pandemic. Between 2013 and 2023, real GDP increased at an average annual rate of 3.7%, and increased by 1.0% in 2024 compared to 2023. In 2024, GDP growth was driven by a rebound in private consumption following the early effects of the war in Gaza, with private consumption increasing by 3.7% and public consumption continuing to grow with an increase of 13.8%.
In 2020, the budget deficit amounted to 11.3% as public expenditure increased due to the Government’s stimulus plan to support the economy during the COVID-19 crisis and the decrease in tax revenues. In 2021, the budget deficit shrunk to 4.4% of GDP, primarily as a result of the significant growth in revenue collection. In 2022, the trend of high tax revenues continued, leading to a budget surplus of 0.6%. In 2023, the budget deficit amounted to 4.1% due to increased government spending prompted by the war in Gaza. In 2024, the deficit increased to 6.8%, as government expenditures due to the ongoing war in Gaza continued to grow.
Income inequality and poverty levels have decreased in the recent decades due to a strong labor market and steady growth in employment. The standard of living in Israel is steadily increasing, as demonstrated by the growth in GDP per capita. Israel’s GDP per capita based on purchasing power parity, however, remains relatively low.
The unemployment rate has declined consistently throughout the past decade and this has been accompanied by an improvement in the labor participation rate. The labor participation rate was 62.7% in 2024, reflecting an upward trend of incremental improvement from 61.8% in 2020. The growing employment rate in recent years has led to an increase in real wages and disposable income. There remains an increased demand for workers, particularly high-skilled workers, in the Israeli economy. In 2020, following the outbreak of COVID-19, unemployment increased sharply due to Government measures imposed to curtail the spread of COVID-19, including national lockdowns. While the unemployment rate declined in 2021, it remained relatively high due to the ongoing effects of COVID-19. The 2021 unemployment rate stood at 5.0%, with 2.9% having left the labor force due to reasons related to COVID-19 pandemic, and a further 2.1% who were absent from work due to reasons related to COVID-19. In 2022, the unemployment rate decreased to 3.8%, returning to pre-pandemic levels. In 2023, the unemployment rate decreased to 3.4%, as a result of the recovered demand for labor. While the unemployment rate has remained low throughout the war in Gaza, an additional 1.5% increase in unemployment can be attributed to the effects of the war (however this figure does not include reservists that were absent from work). In 2024, the unemployment rate decreased to 3.0%. However, the official unemployment rate does not include those absent from work for reasons related to the war in Gaza. The inclusion of individuals missing work due to military service would increase the yearly unemployment rate by 1.1%. Furthermore, the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the yearly unemployment rate by 0.8%.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2024 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 41%. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of the new immigrants were highly educated and possessed strong academic and professional backgrounds, mainly in science, management, medicine and other technical and professional fields. This enabled them to successfully integrate into the economy.
Israel has made substantial progress in opening-up its economy since 1990, removing major trade barriers and tariffs. Israel has entered into free trade agreements with its major trading partners and is one of a handful of nations to maintain free trade agreements with both the United States and the EU. Israel also signed free trade agreements with the European Free Trade Association (“EFTA”), Turkey, Jordan, Egypt and Mexico.
Geography
Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles. Jerusalem is the capital of Israel.
Population
Israel’s population (including Israeli citizens residing in the West Bank and excluding foreign nationals residing in Israel for employment purposes) is approximately 10.0 million as of the end of 2024. Between 1990 and 2024, Israel’s population grew by 108%, with a significant part of the increase attributable to immigration from the former Soviet Union. In 2023, 12.8% of the Israeli population was 65 years of age or older, 31.2% was between the ages of 35 and 64, 28.3% was between the ages of 15 and 34, and 27.7% was under the age of 15. 91.8% of the population of Israel lives in urban areas, with 18.1% of the population living in Israel’s three largest cities: Jerusalem (population 928,700), Tel Aviv (population 468,100) and Haifa (population 287,800). The Israeli population is comprised of a variety of ethnic and religious groups. In 2023, the ethnoreligious composition of the Israeli population was 73.7% Jewish, 18.2% Muslim, 1.9% Christian and 1.6% Druze. Israel’s Declaration of Independence and various dicta of the Supreme Court of Israel guarantee freedom of religion for all Israeli citizens. Hebrew is the official language of Israel, while Arabic holds a special status and English is commonly used.
Immigration
Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews and those of Jewish ancestry (their children and grandchildren, and their spouses) have the right to immigrate and settle in Israel and gain citizenship. In 2019, 35,010 immigrants arrived in Israel, an increase of 17.5% compared to 2018. In 2020, 21,110 immigrants arrived in Israel, a decrease of 39.7% compared to 2019. In 2021, 27,982 immigrants arrived in Israel, an increase of 32.6% compared to 2020. In 2022, 74,474 immigrants arrived in Israel, an increase of 266% compared to 2021. In 2023, 46,590 immigrants arrived in Israel, a decrease of 37% compared to 2022. In 2024, 32,161 immigrants arrived in Israel, a decrease of 31% compared to 2023. Of the immigrants who arrived in Israel in 2024, 61% are citizens of Russia.
Israel, like many other developed countries, experienced an influx of unauthorized immigrants. Previously, many migrants entered Israel by crossing the Israeli-Egyptian border (not through official border crossings) in a period prior to the enactment of the Amendment to the Prevention of Infiltration Law (Offenses and Jurisdiction) 5714-1954 and before the completion of a significant portion of the border fence in 2012-2013. Since 2013, there has been a substantial drop in the number of illegal migrants. Additionally, since 2010, thousands of illegal migrants have either voluntarily left Israel for other countries or returned to their countries of origin.
According to data from the Population and Immigration Authority, as of the end of 2024 there were approximately 19,757 illegal migrants (i.e., who did not enter through an official border crossing) in Israel (excluding births), of which approximately 17,361 originated from Eritrea and Sudan. Although Israel has refrained from returning citizens of Eritrea and Sudan to their home countries, the policy regarding such migrants is subject to review from time to time.
Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law codified by the 1951 Convention Relating to the Status of Refugees. Applicants for asylum by migrants, whether legal or illegal, are interviewed by the Refugee Status Determination Unit to determine whether a migrant fulfills the criteria set by the Convention, and those who are denied refugee status may appeal to the court system. From 2017 to 2024, Israel received approximately 61,645 requests for asylum, some submitted by Eritrean and Sudanese nationals.
In recent years, mainly in 2024 following the outbreak of the war in Gaza, there has been a dramatic increase in the number of new legal workers entering Israel. This surge has resulted in a significant rise in asylum requests from these foreign workers who arrived in Israel with permits.
Form of Government and Political Parties
Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution, but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of fundamental rights, including property, life, bodily integrity, dignity, privacy and choice of occupation. These basic laws were recognized as having a distinctive status by the Israeli Supreme Court in comparison with other laws and, in certain instances, require an absolute majority vote of the Knesset to be amended. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed their full democratic rights. Freedom of religion, speech, assembly, press and political affiliation are embodied in Israel’s laws, judicial decisions and its Declaration of Independence.
The President of Israel is its Head of State. The President has an apolitical, figurehead role, with the operational executive power lying in the hands of the Prime Minister. Presidents are elected by the Knesset for a single seven-year term without possibility of reelection. The President has no veto powers and the duties of the office are mainly ceremonial. President Isaac Herzog took office in July 2021 as the successor of President Reuven Rivlin.
The legislative powers of the State reside in the Knesset, a unicameral parliament that consists of 120 members elected through a nationwide, proportional representation, closed-list voting system. The Knesset is elected for a fixed four-year term, although historically most parliaments have not completed a full term, with the premature dissolution of parliament followed by a fresh election being a frequent occurrence. Notably, in the span of approximately two and a half years between April 2019 and November 2022, Israel held five parliamentary elections.
The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with Basic-Law: The Knesset and the Knesset Elections Law of 1969. Early elections can be called by a majority vote of Knesset members on a bill to dissolve the Knesset or by an edict of the Prime Minister approved by the President, and normally occur in situations of political stalemate or when the Government is unable to obtain the Knesset’s support for its policies. Failure to form a government after elections or to obtain Knesset approval of the annual budget by March 31 (three months after the start of the fiscal year) may also trigger early elections.
Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party-list and can only have influence over the position of individual candidates placed on the party list if the party decides to hold primary elections and the citizen is a member of such party. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. Following the elections, and after consulting with different parties’ representatives, the President selects a member of the new Knesset to form the Government. While the selected Knesset member typically is the leader of the party receiving the most seats, he or she is not required to be so, but is the member of Knesset who has the most chance of forming a government, based on the consultation with the parties. If the selected Knesset member successfully assembles a coalition, and the Knesset votes in favor of the proposed government, then the selected Knesset member becomes Prime Minister and a government is formed. In the event a party wins 61 or more seats in an election, such party can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition of parties has always been required to form a government, with those remaining outside the coalition comprising the opposition.
Israel’s most recent general elections were held on November 1, 2022. Following this election, the President selected Benjamin Netanyahu to form a coalition government. On December 29, 2022, the Knesset voted in favor of the new coalition government led by Prime Minister Benjamin Netanyahu. The political parties that are currently members of the coalition are: Likud, Shas, United Torah Judaism, Religious Zionism, and Otzma Yehudit.

The following table sets forth the number of Knesset seats by political party as of June 30, 2025.
Table No. 3
Distribution of Knesset Seats by Political Party
(As of June 30, 2025)
Number of Seats
Likud	32
Yesh Atid	24
Shas	11
National Unity Party (Hamachne HaMamlacti)	8
United Torah Judaism	7
Religious Zionism	7
Otzma Yehudit	6
Israel Beitenu	6
Ra’am – United Arab List	5
Hadash-Ta’al	5
Labor (Haavoda)	4
The United Right (Hayamin HaMamlachti)	4
Noam	1
Total	120

Source:   The Knesset.
In January 2025, MK Idan Roll “resigned” from the “Yesh Atid” faction. This formal action indicates that he is no longer a member of the faction, nor is he affiliated with any other faction. As a result, his status is now that of “an MK who resigned from his faction.”
The Judiciary
The Israeli judiciary, which functions independently from the executive and legislative branches, consists of several levels and types of courts.
The court system consists of Magistrates’ Courts, Labor Courts, District Courts and the Supreme Court (sitting also as the High Court of Justice). The courts, which have jurisdiction over civil, administrative and criminal matters (as well as labor-related issues), are administered by the Directorate of Courts, which is a separate unit operating within the Ministry of Justice. Alongside this judicial “pyramid”, religious tribunals operating under the Ministry of Religious Services have jurisdiction over certain matters of personal status, and military tribunals operating within the Israel Defense Forces are authorized to try soldiers for criminal and military offenses.
As of 2024, Israel has 29 Magistrates’ Courts, which are courts of first instance that have jurisdiction over criminal matters relating to offenses carrying sentences of less than seven years’ imprisonment, as well as over civil claims of less than NIS 2.5 million and claims involving the use and possession of real estate. The Magistrates’ Courts also sit as the following specialized courts based on subject matter or category of legal matter: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts, Community Courts and Juvenile Courts.
Issues related to labor and social security are under the jurisdiction of the Labor Courts. The Labor Court system consists of Regional Courts and the National Labor Court, which serves both as an appellate court and as a court of first instance in certain matters.

The six District Courts, which are located in Jerusalem, Tel Aviv, Haifa, Be’er Sheva, Nof HaGalil-Nazareth and Lod, are courts of first instance in matters that do not fall within the jurisdiction of Magistrates’ Courts. District Courts are also courts of first instance in certain cases concerning corporations and partnerships, intellectual property and administrative matters (e.g. tax matters, government tenders, planning and building issues, and other petitions against decisions of government bodies and authorities). Additionally, the District Courts hear appeals of Magistrates’ Court decisions.
The Jerusalem District Court has exclusive jurisdiction over certain matters, such as election appeals, extradition and antitrust issues. The Haifa District Court also functions as the Maritime Tribunal and has exclusive jurisdiction over maritime matters. In addition, the Tel Aviv and Haifa District Courts have an “Economic Affairs Department” that has jurisdiction over certain financial matters, such as derivative actions and class actions related to securities.
The Supreme Court, located in Jerusalem, sits as an appellate court in review of the District Courts’ decisions. The Supreme Court may also hold further hearings on its own decisions and can order a retrial in criminal matters. In addition, the Supreme Court sits as the High Court of Justice, which serves as the first and only instance on certain administrative and constitutional issues. The High Court of Justice is also authorized to review the decisions of the National Labor Court as well as religious and military tribunals. The Supreme Court is composed of fifteen Justices (with twelve Justices currently serving), and its rulings are considered binding upon all lower courts in Israel.
Judges in Israel are selected by the Judicial Selection Committee, which is chaired by the Minister of Justice and comprised of three Supreme Court Justices (including the President of the Supreme Court), two government ministers (including the Minister of Justice), two members of the Knesset, and two members of the Israel Bar Association. Judges are appointed by the President of the State after being selected by the Judicial Selection Committee. On March 27, 2025, the Knesset passed an amendment to the Basic Law: The Judiciary, which altered the composition of the Judicial Selection Committee. As part of the amendment, representatives of the Israel Bar Association were removed and replaced with two political appointees — one appointed by the coalition and one by the opposition. The amendment also changed the rules for selecting judges to the various courts, including changes to the majority required for decisions. A decision by the committee requires a majority of five members, ensuring that at least one judge, one representative appointed by the coalition, and one representative appointed by the opposition are in favor of the selection. For the appointment of a Supreme Court judge, it is sufficient to have the support of both the coalition and opposition representatives; there is no requirement for a judge on the committee to endorse the appointment. It is set to come into effect after the next elections and is currently under judicial review by the Supreme Court.
According to a longstanding convention, the President of the Supreme Court is selected from among the sitting Justices based on seniority. From October 2023 until October 2024, Justice Uzi Vogelman served as Acting President of the Supreme Court due to the Judicial Selection Committee not having convened during that period. Upon Justice Vogelman’s retirement in October 2024, Justice Isaac Amit was appointed as Acting President of the Supreme Court until he was appointed as President of the Supreme Court by the Judicial Selection Committee on January 26, 2025. The Judicial Selection Committee was convened pursuant to an order of the Supreme Court, which held that there is a legal obligation to do so in a judgment issued in response to a petition on the matter.
See “Political Situation — Proposed Legislative Changes to the Judicial System” for a discussion of the proposed Judicial Reform.
National Institutions
Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These national institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $107 million in 2024, compared to $211 million in 2023.

International Relations
Israel currently maintains diplomatic relations with 164 countries, working to strengthen ties across a broad spectrum of areas, including trade, cultural exchange, security, energy, and other strategic sectors. It enjoys strategic and close partnerships with key members of the international community, including the United States, European Union and its member states, including Germany, France, Italy, as well as the UK and others. In recent years, Israel has expanded its diplomatic footprint across Europe, Asia, Africa, and Latin America, establishing multi-sectoral cooperation across various fields. Over the past three decades, Israel has encouraged efforts to increase relations with the region’s Arab countries. Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions and to economic opportunities for regional development (see “Abraham Accords,” below).
International Relations since October 7, 2023 Attacks — Israel has received support from key members of the international community since the attack by Hamas against Israel on October 7, 2023, including from many grassroots organizations and the Jewish diaspora. Although some countries have recalled their ambassadors for consultation (including Brazil, Honduras, Chile, Colombia, South Africa, Turkey, Jordan, and Chad), and Nicaragua and Belize have severed their diplomatic relations with Israel, the State still enjoys strong relations and support from the international community. Since the start of the war, more than 70 country leaders and foreign ministers have visited Israel, which Israel views as demonstrating their support.
Israel and the United States.   Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives military assistance from the United States and has received economic assistance from the United States averaging approximately $3 billion per year since 1987, including by way of loan guarantees.
U.S. foreign assistance to Israel has reduced by way of a phase-out of the U.S. Economic Support Fund; however, the level of its Foreign Military Financing assistance to Israel has increased. In 2016, the United States and Israel reached an agreement on a package of at least $38 billion in U.S. military aid over the course of 10 years ($3.8 billion per year). In April 2024, after the commencement of the war in Gaza, an additional foreign aid package for Israel totaling $26.4 billion was approved by the House and signed by President Biden. Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries. In 2017, the President of the United States formally recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. In 2018, the U.S. officially inaugurated its new embassy in Jerusalem. In 2019, the United States recognized Israeli sovereignty over the Golan Heights.
For the past several years, the prospect of Iran acquiring nuclear armament capability has been a central geopolitical concern both domestically and internationally. The JCPOA between the P5+1 group and Iran reached in July 2015 conditioned international economic sanctions relief, mainly as relating to United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA, reinstated economic sanctions, and imposed additional economic penalties, EU countries remained committed to the JCPOA.
Since the October 7, 2023 attack by Hamas against Israel and the commencement of the war, the U.S. has expressed its support for Israel in a variety of actions and statements. On October 18, 2023, President Joe Biden visited Israel to show his support. In April 2024, the U.S. approved the additional foreign aid package for Israel described above. The deepening Israel-U.S. alliance has played a pivotal role in confronting the existential threat posed by Iran and resulted in the success of military efforts by both Israel and the U.S. targeting Iran’s nuclear and missile infrastructure in June 2025.
Israel and Iran — Iranian Proxies.   For decades, Iran has clearly and publicly stated its intentions to destroy Israel and has systematically pursued a comprehensive plan to eliminate Israel, built upon the development of nuclear weapons, production and accumulation of a vast arsenal of ballistic missiles and the establishment of a network of armed proxies encircling Israel. Hamas and other terrorist organizations in Gaza, members of this proxy network, invaded and carried out the horrific massacre of Israeli civilians in towns and villages near Gaza on October 7, 2023. This unprecedented attack was followed by additional attacks, launched by Iran and its proxies from Lebanon, Iraq and Yemen, to which Israel responded with direct strikes. Since October 7, 2023, Israel’s decisive actions have significantly reshaped the geopolitical landscape of the Middle East, laying the groundwork for a more secure and prosperous regional future.
On April 13, 2024, Iran attacked Israel with more than 300 drones, cruise missiles, and ballistic missiles. The Israel Defense Forces, together with an international and regional military coalition, intercepted 99% of the missiles and drones. This demonstrated the strength of the regional and international partnership in the region. On October 1, 2024, Iran launched an additional attack of 181 ballistic missiles toward Israel which were thwarted nearly in full. Israel responded against Iran with limited military action. Iran has engaged in years of developing a clandestine nuclear program, and discoveries of rapidly accumulating highly enriched uranium well beyond what is necessary for peaceful purposes created an imminent threat to Israel, the region and beyond, with a short breakout time to nuclear weapon capability. In response, on June 13, 2025, Israel launched a precision operation to target Iran’s nuclear and military sites, including missile launchers and enrichment facilities (also known as “Operation Rising Lion”). In retaliation, Iran launched more than 1,000 drones and 500 ballistic missiles at Israel, causing loss of life and property. However, the economic and structural impacts were greatly diminished as the Israel Defense Forces intercepted the majority of incoming threats.
On June 22, 2025, the United States acted decisively to neutralize three key facilities of Iran’s nuclear program. This operation was conducted in full coordination with Israel, underscoring the deep strategic alliance between the two nations, an enduring partnership rooted in shared values and mutual interests. On June 24, 2025, the Government of Israel announced that it had achieved all of its objectives in Operation Rising Lion and agreed to President Trump’s proposal for a bilateral ceasefire.
In northern Israel, Israel shares borders with Syria and Lebanon, where Hezbollah, another Iranian-backed terrorist group, is active. From the beginning of the war in Gaza, Hezbollah launched a myriad of aerial attacks into northern Israel, which forced many residents to relocate from their homes. In October 2024, Israel launched a limited ground operation in the border villages of southern Lebanon, intending to prevent a potential imminent incursion by Hezbollah terrorists. On September 27, 2024, in a decisive blow to Hezbollah, Israeli forces eliminated Hassan Nasrallah, Hezbollah’s leader, in a targeted airstrike on the group’s headquarters in Beirut. Just days later, on October 3, 2024, Israel struck again, eliminating Nasrallah’s designated successor, Hashem Safieddine, along with other senior Hezbollah officials, severely disrupting the group’s leadership and marking a strategic turning point in Israel’s confrontation with the Iran-backed militia. A 60-day ceasefire between Israel and Hezbollah began on November 26, 2024 and was extended until February 18, 2025. The ceasefire terms required that neither Hezbollah nor any other armed group have weapons in areas near the border south of the Litani river, which is north of the Israel-Lebanon border, and Israel was to pull all its forces from southern Lebanon. As of June 2025, Israel maintains control over five strategic locations in southern Lebanon to prevent Hezbollah from strengthening its position and reclaiming key areas, while it has conducted limited airstrikes on Hezbollah sites in the region. Tensions have risen on these borders, necessitating Israel to take limited military action. Although Israel, together with the United States and other allies, is striving to prevent escalation of the war, there remains a risk that a wider regional conflict may yet occur.
The Houthis, another Iranian-backed terrorist militia based in Yemen, carried out multiple missile and drone strikes on Israel during the Gaza war as part of the Iranian proxy groups’ efforts to oppose Israel. On July 20, 2024, Israel initiated its first significant strike on Houthi infrastructure. This action followed a February 2024 intervention by a coalition of U.S. and UK forces, who took military action against the Houthis due to the disruption of Red Sea trade caused by Houthi terrorism. Israel conducted additional strikes on Houthi targets in September and December 2024, after ongoing missile and drone launches into Israel’s territory. On January 10, 2025, a combined attack by Israeli and U.S. air forces targeted 30 sites in Sanaa, Yemen and numerous other sites in the coastal region of Yemen. On May 4, 2025, the Houthis launched a missile at Tel Aviv, striking near the main terminal of Ben Gurion Airport. The following day, Israel retaliated against the Houthis, attacking targets in Hodeidah and its surrounding areas.
Israel and the Middle East.   Since 2011, there has been political instability and civil unrest in numerous Middle Eastern and North African countries, including Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments.
Israel is viewed by its neighbors in the Middle East as a regional power with exceptional security, technological, and innovation capabilities. Its strategic peace treaties with Egypt and Jordan are important pillars of regional stability. The 2020 Abraham Accords demonstrated growing recognition of Israel’s strategic value. Israel maintained these diplomatic relations even throughout the ongoing war in Gaza and recent Iran conflict, indicating a shared understanding of the regional challenges. The region’s instability has not significantly impacted Israel’s strong political ties other than in limited instances described above, or economic standing. Countries with existing peace agreements with Israel have upheld their commitments despite internal political changes.
Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. Military efforts have significantly decreased the presence of ISIS (Islamist State in Iraq and Syria) in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory.
Israel monitors the situation and terror infrastructure in Syria very closely as well as the increased radical presence in the area. Israel remains vigilant about security of its border with Syria, possible transfers of strategic weapons, and the possible spillover of radical forces along the border with Israel. In December 2024, the Assad regime in Syria was overthrown by jihadi groups. Recent developments in Syria have brought about significant changes, prompting Israel to take military action to protect its security interests in the region. These actions are aimed at addressing emerging jihadi threats and preserving Israel’s strategic position amidst growing instability nearby.
A maritime agreement between Israel and Lebanon was agreed to in October 2022, which ended a protracted maritime dispute in the eastern Mediterranean. It delimited the maritime boundary between Israel and Lebanon and also functioned as the first de-facto recognition of Israel by Lebanon. This mutual recognition between the two states offers another example of the evolving political environment in the Middle East.
Israel and Its Borders.   During July and August 2006, Israel became embroiled in a war, termed the ‘Second Lebanon War,’ with Hezbollah, a terror organization supported by Iran and based in Lebanon. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River.
From that conflict until October 2023, Israel’s border with Lebanon had remained mostly quiet and peaceful, but Hezbollah’s military buildup of more sophisticated weapons with greater accuracy and longer ranges remained one of Israel’s main concerns. See “Israel and Iran — Iranian Proxies” above, and see “Summary Information and Recent Developments — October 7, 2023 Attack on Israel, and the War in Gaza and Other Related Military Conflicts.”
After years of hostility and wars between Egypt and Israel, intensive negotiations were held by the two countries with the close assistance of the United States. On March 26, 1979, Egypt and Israel signed a peace treaty. This was the first peace agreement signed between Israel and one of its neighboring countries and since then, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the 2014 election of President Al-Sisi was accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.
Israel and Jordan signed a peace treaty in 1994. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf region.
Relations between Israel and the Arabian Gulf States have been developing based on shared concerns over Iran’s threat to stability in the region and other shared interests. These countries are seeking further cooperation with Israel in fields such as technology, infrastructure, healthcare and agriculture, as there has been a growing recognition of Israel’s capabilities in these areas.
Abraham Accords and Other Regional Developments.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (the “UAE”) was reached and in September 2020, the Abraham Accords Peace Treaty was signed at the White House. The Accords officially established diplomatic relations between Israel and the UAE. This was shortly followed by an agreement for the normalization of ties between Israel and the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in November 2020.
In December 2020, Israel and Morocco established full diplomatic relations and in January 2021, Sudan acceded to the Abraham Accords during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum.
The Abraham Accords also led to the stationing of official diplomatic representatives from the UAE, Bahrain and Morocco in Israel, and Israeli representatives in the UAE, Bahrain and Morocco. Official delegations from the various countries have met many times since the signing of the Accords, which resulted in numerous bilateral or multilateral agreements, partnerships and cooperation efforts between governments and across sectors. For example, several partnerships and cooperation efforts have been set up in the finance, culture and tourism sectors. Direct flight routes have also been established between Israel and Morocco, the UAE and Bahrain.
In April 2022, Israel and the UAE completed negotiations on a bilateral free trade agreement, which was ratified in December 2022, representing the first comprehensive free trade agreement reached between Israel and an Arab country. In addition, free trade agreement discussions have begun with the Kingdom of Bahrain.
The Abraham Accords have enhanced regional cooperation. On November 24, 2021, Israel and Morocco signed a defense Memorandum of Understanding, which formalized defense relations between the countries and sets a foundation for future cooperation on intelligence and military training, among other areas. This represents a significant step in the deepening relations of Israel and the Kingdom of Morocco, which already benefit from increased economic cooperation and bilateral tourism. In addition, on November 22, 2021, the governments of Jordan, Israel and the UAE signed a landmark declaration of intent to build renewable electricity and water desalination facilities to address the threat posed by climate change to energy and water security in the region.
On March 28, 2022, Israel hosted the Negev Summit and following its success, the founding document of the Negev Forum was adopted. The Negev Forum incorporated six working groups in the fields of Food Security, Health, Regional Security, Energy, Tourism and Tolerance. In January 2023, the Negev Summit’s six working groups convened in Abu Dhabi, bringing together over 150 senior officials and experts from the six member countries of the Negev Forum (the United Arab Emirates, Bahrain, Egypt, Morocco, the USA, and Israel). This marked the largest gathering between Israel and Arab nations since the Madrid Conference in 1992.
In July 2022, Saudi Arabia approved the opening of its airspace to all aircrafts flying to and from Israel, which marked a significant decision for Israeli aviation, tourism and commerce. In parallel, Saudi Arabia received Israel’s agreement to transfer the Tiran and Sanafir islands from Egyptian to Saudi sovereignty, which are to remain a demilitarized zone occupied by a U.S.-led multi-national force according to the peace agreement between Israel and Egypt. In February 2023, Oman joined Saudi Arabia in allowing overflight for Israeli airlines, by opening its airspace to all airlines, thus allowing a corridor for Israel to use on routes to Asia and Oceania.
Despite the ongoing war in Gaza and recent conflict with Iran, diplomatic relations with the Abraham Accords countries remain robust. Ambassadors continue to be stationed in their respective capitals.

The Israeli-Palestinian Conflict.   The signing of the Oslo Accords in 1993 between Israel and the Palestine Liberation Organization (“PLO”), and the commitments undertaken for mutual recognition, was believed to be a turning point in the relations. This led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000. This included a summit at Camp David in July 2000 aimed at achieving a permanent agreement and an end to the conflict.
In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and civilians, in violation of the bilateral agreements signed in 1993.
In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan ended Israel’s 38 years of military presence and authority over the Gaza territory. The Hamas terrorist organization’s ascent to power and its violent takeover of Gaza in June 2007 increased instability in the region.
Hamas held control over the Gaza strip starting in 2007. Palestinian terrorist organizations began launching locally-manufactured and smuggled rockets and mortar rounds from Gaza into Israel, as well as attempting to infiltrate by sea. Israel engaged in several military operations with the goal of suppressing the violence.
In May 2018, Hamas organized violent protests along the fence between Gaza and Israel. Many protesters were armed with knives and guns, and many hurled Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires along the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of its “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy to Jerusalem, and others associated the protests with the economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces (the “IDF”) launched an investigation into Israel’s military response to the protests.
A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank throughout November and December 2018. These attacks resulted in a few Israeli casualties and the IDF conducted special operations to apprehend the terrorists.
In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli civilians and two Palestinians were killed by Hamas rocket fire. Within three days, this wave of violence was suppressed and a ceasefire was agreed to.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict referred to in Israel as “Operation Guardian of the Walls”. During the conflict, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages across Israel. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas uses for its terrorist activities, including the Hamas headquarters, underground tunnels, rocket launchers, military posts and other Hamas infrastructure. A ceasefire was reached on May 21, 2021.
On August 5, 2022, following a wave of deadly terrorist attacks, the IDF began “Operation Breaking Dawn” against the Islamic Jihad terror network in Gaza. During the 56 hours of the operation, terrorist forces from Gaza fired 1,100 missiles on Israel and the IDF hit 170 military targets of the group. The operation ended with a ceasefire brokered by Egypt on August 7, 2022.
On October 7, 2023, Hamas launched an unprecedented terror attack on Israel from the Gaza Strip, killing approximately 1,200 people and kidnapping 251 people. See “Summary Information and Recent Developments — October 7, 2023 Attack on Israel, and the War in Gaza and Other Related Military Conflicts.”

Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were reinitiated under the auspices of the U.S. Secretary of State. While some progress was made, prior to the last phase of implementation of a prisoner release by Israel for which government approval was imminent, the Palestinian Authority breached its commitments by submitting requests to accede to fifteen different international conventions. The different Palestinian factions subsequently announced their intentions to form a pact between Fatah and Hamas intended to serve as the foundation of the planned national consensus government. No further progress has been made since.
In February 2020, then-U.S. President Donald Trump introduced his plan for a comprehensive peace treaty between Israel and the Palestinians, which Israel viewed favorably. This plan, along with Israel’s peace agreements and strategic interests, may serve as an outline for future negotiations.
Other diplomatic relations.   In recent years, Israel has further developed its diplomatic relations in Europe, Asia, Africa and Latin America, establishing cooperation in a wide range of fields.
In Europe, Israel and the EU and its member states share a longstanding and deep-rooted relationship. In the 1950s, Israel was one of the first countries to establish relations with the EU. The 1976 EU-Israel trade agreement laid the groundwork for a robust economic relationship, with the EU currently serving as Israel’s largest trading partner. The 2013 Open Skies Agreement increased passenger traffic and strengthened tourism links. The EU has also been instrumental in supporting Israel’s innovation and research sectors.
As part of the Horizon 2020 program, over 1,245 Israeli projects received €713 million in funding from the EU. Israel has also forged regional partnerships within Europe, such as trilateral cooperation with Greece and Cyprus, and broader engagement with the Baltics and Balkans. This new form of cooperation termed “geometric diplomacy” has led to unprecedented summits between Israeli and regional leaders. Although critical voices have emerged in Europe following Israel’s war against Hamas in Gaza, Israel continues to engage with the EU and its member states, the vast majority of which maintain steadfast support, close cooperation, and an understanding of Israel’s security needs and its significance to Europe.
In February 2021, Israeli Minister of Foreign Affairs Gabi Ashkenazi and Kosovo Minister of Foreign Affairs Meliza Haradinaj signed an agreement establishing diplomatic relations between Israel and Kosovo. The two foreign ministers also signed a memoranda of understanding for policy consultations and an agreement for cooperation with MASHAV-Israel’s Agency for International Development Cooperation.
In recent years, Israel has significantly increased its activity in Africa, launching new development projects and opening its 11th embassy on the continent in Rwanda in 2019, while its 12th embassy in Zambia is planned to be inaugurated in August 2025. Diplomatic ties with Chad were also renewed. High-level visits by Israeli leadership to countries such as Ethiopia and Kenya further strengthened bilateral relations.
In Asia, Israel has significantly strengthened its strategic partnership with India. This deepening relationship is reflected in high-level visits, growing political trust and a shared strategic vision. Economic ties have expanded, with increased trade and joint initiatives in clean energy, water technology and innovation. Defense cooperation has grown through joint development and procurement projects, reinforcing mutual security interests. Technological collaboration is also flourishing, particularly in agriculture, cybersecurity and digital health. This multifaceted alliance highlights the shared values and strategic alignment of both democracies. Israel and India have resumed over the past few months rapid negotiations on a Free Trade Agreement (FTA) aimed at reducing tariffs and enhancing bilateral investment flows, which could significantly elevate economic ties
In 2018, Israel and China signed eight cooperation agreements in fields such as life sciences, digital health and agriculture. In December 2020, Bhutan and Israel established full diplomatic relations. In addition, Israel enjoys close relations with several key regional countries.
Membership in International Organizations and International Economic Agreements
Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (IMF), the European Bank for Reconstruction and Development, the Inter-American Development Bank and the Organisation for Economic Co-operation and Development (OECD).

Israel has been a contracting party to the General Agreement on Tariffs and Trade of 1947 since 1962, and is a founding member of the World Trade Organization. In addition, Israel is a member of initiatives conducted under the framework of the World Trade Organization, namely the Government Procurement Agreement and the Information Technology Agreement.
Israel maintains an extensive network of free trade agreements (“FTAs”) with most of its major trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico, MERCOSUR (Brazil, Argentina, Uruguay and Paraguay), Jordan, Panama, Colombia, Ukraine, the United Kingdom, South Korea, Guatemala, Vietnam and the United Arab Emirates. Approximately 70% of Israel’s exports of goods in 2023 were conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with Costa Rica, Bahrain, China, and is negotiating an upgrade of its free trade agreement with the United Kingdom. Israel is also preparing for free trade agreement negotiations with Thailand. Negotiations that were previously held with the Euro-Asian Customs Union (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan) are not progressing as of the date hereof.
In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which entered into effect June 2000, addressing issues related to competition, government procurement and cooperation in several areas, including research and development. It also expanded liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.
In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. On April 2, 2025, U.S. President Donald Trump signed an executive order imposing new tariffs on imports to the U.S. from many countries, including a 17% tariff on Israeli goods. In response, Israel accelerated efforts to negotiate a trade agreement with the U.S. while continuing to navigate the complex dynamics between global powers. The new tariffs potentially pose challenges for Israel’s economy and trade policies. In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.
Israel, with the assistance of the United States, developed regional trade agreements to facilitate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in 2004. These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties, if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement and 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration. However, the QIZ agreement with Jordan has not been active since Jordan signed a free trade agreement with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.
Membership in International Organizations and International Economic Agreements related to Research and Development
Since 1996, Israel has been a participant in the EU Framework Programs for Research and Innovation (the “EU Framework Programs”), which allow Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this status, which was granted to Israel primarily in recognition of its key role in technology and innovation in the global arena. The current EU Framework Program is the largest R&D funding platform in the world encompassing both industrial and academic research and innovation.
In December 2021, Israel signed an agreement with the European Commission to join the new Horizon Europe program, the ninth EU Framework Program for Research and Innovation (2021-2027), with a total budget exceeding €95.5 billion. In the last years of Horizon Europe, 5,992 Israeli entities participated in the program, of which 870 were awarded funding in a total sum of €842.5 million. Additionally, Israeli startup companies which participated were able to secure €242.6 million as equity investments.
Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network that supports R&D-based businesses and institutions through funding and partner-matching services. Projects can be launched in a variety of fields and technological areas. Israel is among EUREKA’s most active participants; of EUREKA’s members and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.
Over the years, Israel has signed many bilateral agreements for collaboration on research, development and innovation with foreign federal and local governments, as well as with other foreign entities. The countries with the most submissions were the U.K. and the US. In addition, Israel has four bi-national R&D foundations with the United States, India, Singapore and South Korea.
In 2024, Israeli companies submitted 58 proposals for R&D cooperation projects as part of the bilateral programs of the Israel Innovation Authority.

THE ECONOMY
Overview
Israel has an industrialized and diversified economy. In 2021, the economy recovered from the COVID-19 pandemic, with GDP increasing by 9.4% and real GDP per capita reaching $50,533. In 2022, the positive trend from 2021 continued with a GDP growth rate of 6.3% and real GDP per capita reaching $50,703. The war in Gaza, which began on October 7, 2023, negatively affected various sectors of the Israeli economy and growth drivers such as private consumption. Subsequently, public consumption increased, partially offsetting the negative impact on growth. Overall, in 2023 the economy grew by only 1.8%, and real GDP per capita decreased to $46,073, as the war in Gaza had a significant impact. 2024, which was a full year of Israel at war, marked a continuation of the trend seen at the end of 2023. Private consumption remained low and negatively affected growth, while high public consumption partially compensated for this. Overall, in 2024 the economy grew by 1.0%, and real GDP per capita decreased to $45,812.
Israel’s employment rate and average wages had increased significantly in the years prior to the COVID-19 pandemic. However, the overall contraction of the domestic economy in 2020 was reflected in the labor market as the unemployment rate grew significantly. That being said, the participation rate remained stable and at a high level relative to historical and international rates. In 2021, the participation rate maintained the same level as in 2020 (61.8%), and in 2022, it slightly increased to near pre-pandemic levels (63.3%). The increase in the participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower taxation on labor. The labor force participation rate stood at 63.5% in 2023, similar to pre-pandemic levels while the official unemployment rate decreased to 3.4% as a result of the recovered demand for labor. The downward trend in unemployment continued into 2024, with the unemployment rate falling to 3.0%, although the upward trend in the participation rate was interrupted, and it declined to 62.7%. The inclusion of individuals missing work due to military service would increase the yearly unemployment rate by 1.1%. Furthermore, the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the yearly unemployment rate by 0.8%. Wages continued their upward trend in 2024, increasing by 3.0%, with most of the growth occurring in the private sector, which saw a 4.7% increase, compared to only a 0.4% increase in the public sector.
The high-tech sector in Israel includes industrial sectors such as the electronics, pharmaceuticals and aircraft sectors as well as software and R&D. Employment in the high-tech industry increased rapidly, and the sector’s share of GDP has grown and contributed to the economy’s development in the past few decades. These developments have also benefited exports, half of which are in high-tech goods and services.
Since 2010, the composition of Israel’s exports has shifted, with the growth in export of services outpacing that of export of goods. In 2021, the share of export of services within Israel’s total exports was greater than that of goods for the first time in the country’s history and has remained so since. In 2024, exports declined due to a decrease in both exports of services and exports of goods; exports of goods decreased by 4.2%, while exports of services fell by 5.5%. In total, exports declined by 4.9% in 2024.
In recent years, natural gas has contributed to the energy independence of the Israeli economy. From 2006 to 2023, Israel experienced a major shift in fuel components used for electricity generation. In 2006, electricity production was comprised of 18% natural gas and 71% coal. In 2023, electricity production was comprised of 71% natural gas, 12% renewable energy and 18% coal and other sources.
In the last two decades, a central goal of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance this goal, the Government pursued a policy of privatizing State-owned enterprises, including banks, ports and the electricity sector. The Government also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s public debt-to-GDP ratio on a declining trend since 2009, decreasing to 59.3% in 2019. The debt-to-GDP ratio increased to 71.1% in 2020 as government expenditure rose due to the COVID-19 pandemic and the measures taken to mitigate its impact. In 2021, while government expenditure remained high due to the ongoing effects of the COVID-19 pandemic, the debt-to-GDP ratio decreased to 67.8% and in 2022, as COVID-19 measures were relieved, the debt-to-GDP ratio decreased to 60.5%. In 2023, as government expenditure grew due to the war in Gaza that began in the last quarter of the year, the debt-to-GDP ratio increased to 61.7%. The year 2024 was a full year of Israel at war, and government spending increased significantly as a result. The debt-to-GDP ratio increased to 67.9%.
The Government is committed to price stability with an inflation target between 1% and 3%. Over the last ten years, prices have risen by an average of 1.1% annually — near the lower bound of the target range. In 2020, the inflation rate remained low and was even negative at -0.6%, primarily due to the onset of the COVID-19 pandemic and its economic effects. In 2021, the inflation rate increased to 1.5% as prices reached the inflation target range for the first time since 2013. In 2022, as inflation rose worldwide, the average rate of inflation in Israel reached 4.4%. In 2023, the average inflation rate decreased to 4.2% as rising interest rates led by the Bank of Israel helped mitigate inflation. In 2024, the downward trend in inflation continued, driven by the Bank of Israel’s tight monetary policy, with the annual inflation rate decreasing to 3.1%.
Gross Domestic Product
GDP is defined as gross national product minus the income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). From 2016 to 2019, the average annual growth in GDP was 4.1%. Since 2016, national accounts were generally characterized by overall growth across all components of GDP, including private consumption, investments and trade. In 2020, however, GDP contracted by 2.0%, largely as a consequence of decreases in private consumption and investments due to the COVID-19 pandemic. In 2021, the economy recovered from the pandemic and GDP grew by 9.4%, largely as a result of the recovery in private consumption and the high levels of exports and investments. In 2022, GDP grew by 6.3%, mainly due to the continued growth of private consumption and the high levels of exports and investments. In 2023, GDP grew by 1.8%, lower than the growth rate of 2022 and 2021. The reduced growth in 2023 was due to a slight decline in private consumption during the first three quarters and primarily resulted from the effects of the war in the last quarter of the year.
In 2024, GDP grew by 1.0%, a significantly lower rate than that recorded in 2021-2022, and still lower than in 2023. The moderate growth was mainly due to the ongoing war in Gaza throughout the entire year of 2024. In contrast, public consumption grew rapidly, mainly due to the high expenses of the war in Gaza, which offset the total decline of the other GDP components throughout the year. During the first quarter of 2024, GDP grew sharply due to a recovery from the initial shock of the war in Gaza and high public consumption, increasing by 16.0% (annual rate, seasonally adjusted, quarter on quarter). In the second quarter of 2024, growth weakened significantly, with GDP increasing by only 0.1% (annual rate, seasonally adjusted, quarter on quarter). In the third quarter of 2024, economic growth resumed, with GDP increasing by 5.7% (annual rate, seasonally adjusted, quarter on quarter). In the fourth quarter of 2024, GDP rose by 2.0% (annual rate, seasonally adjusted, quarter on quarter).
In 2024, GDP amounted to NIS 1,998 billion and the business sector product amounted to NIS 1,467 billion (in each case, at current prices). Business sector product is calculated as GDP minus certain general government services (although government operations executed through private companies are included in the business sector product), services of private non-profit institutions, and housing services (representing the imputed value of the use of owner-occupied residential property). The Central Bureau of Statistics applies this methodology in accordance with international and national accounts practices. In 2024, government output and the product of services of private non-profit institutions amounted to NIS 339.4 billion, and housing services amounted to NIS 191.9 billion. These figures represent real growth of 1.8% for housing services in 2024, a decrease from the rates seen in 2021 – 2023.

Table No. 4
Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)
	2020	2021	2022	2023	2024
Growth (percent change)
Real GDP growth	-2.0%	9.4%	6.3%	1.8%	1.0%
GDP growth per capita	-3.6%	7.6%	4.3%	-0.1%	-0.3%
Inflation (change in CPI – annual average)	-0.6%	1.5%	4.4%	4.2%	3.1%
Industrial production	6.3%	5.9%	14.9%	1.3%	-0.5%
Constant 2020 prices
GDP	1,414	1,547	1,644	1,674	1,690
Business sector product	1,029	1,147	1,232	1,243	1,234
Current Prices
GDP	1,414	1,582	1,764	1,878	1,998
Business sector product	1,029	1,187	1,342	1,398	1,467
Permanent average population (thousands of people)	9,215	9,371	9,557	9,845	9,972

Source:   Central Bureau of Statistics.
Table No. 5
Resources and Use of Resources
(In Billions of NIS at Constant 2020 Prices)
	2020	2021	2022	2023	2024
Resources
GDP	1,414	1,547	1,644	1,674	1,690
Imports of goods and services	340	408	457	423	421
Total	1,754	1,955	2,101	2,097	2,111
Use of resources
Private consumption	690	768	827	817	846
Public consumption	331	348	348	376	428
Gross domestic capital formation	349	396	441	424	382
Exports of goods and services	384	442	484	479	455
Total	1,754	1,955	2,101	2,097	2,111

Source:   Central Bureau of Statistics.

Table No. 6
Gross Domestic Product
(Percentage Change by Industry)
	2020	2021	2022	2023	2024	Percent of Total Business Sector, 2024
Agriculture, forestry and fishing	-4.0%	8.6%	1.7%	0.6%	-2.1%	2.0%
Manufacturing; mining and quarrying	8.9%	10.6%	3.5%	1.3%	-1.6%	17.7%
Construction	-6.0%	9.4%	7.3%	-5.9%	-13.0%	7.0%
Electricity and water	-0.3%	4.4%	-2.5%	1.8%	4.0%	2.5%
Wholesale & retail trade & repair of motor vehicles; accommodation & food service activities	-8.1%	10.7%	9.2%	2.9%	2.6%	17.4%
Transportation, storage, postal and courier activities	-20.2%	17.2%	13.8%	-4.8%	-0.2	4.7%
Information and communications	4.7%	11.4%	9.9%	7.5%	-4.3%	16.1%
Financial & insurance; real estate; professional, scientific & technical; professional, scientific & technical; administrative & support service	-2.6%	11.3%	6.4%	0.4%	1.6%	24.4%
Education; human health & social work activities;
arts, entertainment & recreation; other services	-7.3%	13.9%	8.2%	0.4%	3.6%	8.3%
Total Businesses sector	-2.6%	11.5%	7.4%	0.9%	-0.7%	100%
Gross Domestic Product	-2.0%	9.4%	6.3%	1.8%	1.0%

Source:   Central Bureau of Statistics.
Savings and Investments
Gross domestic capital formation, which is the sum of investments in fixed assets and the change in inventories, decreased by 9.8% in 2024, following a decline of 3.9% in 2023. This followed increases of 11.3%, 13.4% and 1.2% in 2022, 2021 and 2020, respectively.
Israel’s saving rate is higher than the OECD average. According to the OECD, “saving” is the difference between disposable income plus the change in net equity of households in pension funds and final consumption expenditure. Saving therefore reflects the residual income used to acquire financial and non-financial assets. Net saving is equal to saving less depreciation, and the “saving rate” is measured as a percentage of GDP. The saving rate in Israel stood at 10.9% in 2024, compared to 6.2% in the European Union and 5.5% in the Eurozone (as defined by the OECD).
Business Sector Product
In 2020, the business sector contracted by 2.6%, which was a sharper decline than the overall GDP contraction. In 2021 and 2022, the business sector product recovered significantly, growing by 11.5% and 7.4%, respectively — outpacing the growth rate of total GDP. In 2023, the business sector product increased by only 0.9%, a slower pace than overall GDP growth, and in 2024, it contracted by 0.7%, while GDP grew by 1.0%. These figures indicate that the business sector reacted more sharply to the disruptions of the recent years’ significant shocks than the economy as a whole.
Trade and Services
The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. In 2020, the sector contracted by 5.6% due to the impact of the COVID-19 pandemic. In 2021 and 2022, the growth rate for the sector increased by 11.7% and 7.8%, respectively, outpacing total GDP growth. In 2023, the sector increased by 1.4%, and in 2024, the sector increased by 2.0%, and accounted for 50.4% of the business sector product.

Table No. 7
Manufacturing Index by Category
(Annual Real Percentage Change)
	2020	2021	2022	2023	2024
Mining	34.8%	18.6%	25.0%	11.5%	3.2%
Food, beverages and tobacco	1.6%	3.8%	3.5%	-0.3%	-0.3%
Textiles and clothing	-13.1%	8.4%	-0.4%	-6.5%	11.2%
Shoes, Leather and leather products	-26.6%	17.0%	16.7%	1.5%	-9.2%
Wood and wood products	-2.8%	8.9%	3.1%	-7.7%	4.6%
Paper and paper products	-3.3%	4.4%	0.7%	-2.1%	0.2%
Printing and reproduction	-20.4%	7.6%	5.9%	-6.1%	-5.2%
Chemical products and refined petroleum	-3.1%	-9.9%	11.8%	-5.1%	9.8%
Rubber and plastic products	1.4%	1.7%	-0.4%	-4.0%	3.5%
Non-metallic mineral products	0.5%	1.0%	12.3%	-7.9%	-6.4%
Basic metal	2.8%	-12.3%	4.0%	-2.0%	3.1%
Metal products	-8.0%	7.2%	-2.1%	1.6%	3.8%
Electronic equipment and components	16.7%	7.8%	11.12%	-4.9%	-13.7%
Communication equipment	-9.7%	0.2%	22.4%	37.6%	28.0%
Electric motors	-4.4%	13.9%	0.5%	3.3%	0.4%
Machinery and equipment	-0.2%	9.4%	7.9%	-6.2%	2.4%
Transport equipment	-3.0%	1.5%	7.5%	10.0%	1.3%
Other	-0.5%	14.1%	6.4%	-1.7%	-0.1%
Total (excluding diamonds)	6.3%	5.9%	15.0%	1.3%	-0.5%

Source:   Bank of Israel.
Table No. 8
Industrial Production Index
(Base Year: 2023 = 100)
	2020	2021	2022	2023	2024
Index Level(1)	81.1	85.9	98.7	100.0	99.5
Annual Real Percentage Change	6.3%	5.9%	14.9%	1.3%	-0.5%

(1)
Excludes diamonds.

Source:   Central Bureau of Statistics.
Transportation
High population and economic growth rates have led to rapidly increasing demand for public transport services in Israel. In response, the Government has designated the development of transportation infrastructure and systems as one of its top priorities. Israel’s transport network currently encompasses (i) over 20,000 kilometers of roads, including highways that link the major urban centers of Tel Aviv, Jerusalem, Haifa and Be’er-Sheva, and (ii) 1,500 kilometers of railways, which link many of Israel’s large population centers, including Nahariya and Karmiel in northern Israel to the central hubs of Tel Aviv and Jerusalem and onto Be’er Sheva and Dimona in the south of the country. In August 2023, the light rail transit line in the Tel Aviv metropolitan area, which connects Tel Aviv, Petah Tikva and Bat Yam, was opened for commercial activity. Additional light rail lines are currently under construction in both Tel Aviv and Jerusalem.

As part of its plan to strengthen Israel’s core infrastructure framework, the Government increased its annual investment in transportation from NIS 20.0 billion in 2019 to NIS 35.2 billion in 2024. This increase in investment has contributed to the accelerated development of new roads, railways, light rail, metro rail, bicycle paths and other transportation infrastructure.
The Government plans to continue its strategic investment in targeted transportation projects, including (i) the development of new light rail routes within the Jerusalem and Tel Aviv urban areas, (ii) the construction of light rail infrastructure connecting Nazareth and Haifa, (iii) the expansion of railway lines along the Israeli coastal plain and the eastern railway in central Israel, (iv) the development of public transport lanes and public transport-designated roads and (v) the development of a metro system with a total length of 150 kilometers within the Tel Aviv metropolitan area. Total government investment in the above projects is currently estimated at over NIS 270 billion.
In 2023, a strategic intercity roads plan for the next five years commenced, at a total cost of approximately NIS 24.4 billion. The plan includes unprecedented investment in public transportation routes, aiming to improve the infrastructure that enables fast, reliable and high-quality public transportation services. Moreover, the plan aims to improve road safety and the connection between peripheral and central areas. Furthermore, a plan to improve transportation infrastructure in urban areas is to be executed at a total cost of approximately NIS 11.3 billion. According to the plan, urban public transportation routes, bicycle paths and provisions for bus parking would be constructed.
The current investment of the Government in mass transit projects includes (i) NIS 150 billion in favor of the establishment of a metro system, accompanied by the Metro Act enacted in 2021, (ii) NIS 29 billion allocated for the construction of two lines of the Tel Aviv light rail (the green and purple lines), (iii) NIS 27.5 billion allocated for the construction of a light rail line in Jerusalem (J-Net line and the blue line), (iv) NIS 9.2 billion allocated for the inter-city Eastern Railway, (v) NIS 7.5 billion allocated for the Haifa — Nazareth light rail and (vi) NIS 2.6 billion allocated for the expansion of the public transit system in Haifa.
The Israel Railways 2040 strategic development plan aims to encourage use of public transport and in particular to increase the number of passengers using mass transit systems in the main corridors connecting Israel’s four major urban centers. The plan also aims to increase speed, fleet size and train frequencies, and to improve railway accessibility by adding more tracks to the existing Ayalon corridor and other congested areas. The steps taken over the next eight years to execute the Israel Railways 2040 strategic development plan are estimated to require NIS 46 billion in investment.
Israel has three international airports. The Israel Airports Authority (IAA) is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transport and Road Safety of Israel. Israel’s main airport is Ben Gurion Airport located near Lod, which sits approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 21.9 million passengers in 2023, and approximately 20 million passengers in 2022, with flights to and from most major cities in the world. However, the number of flights arriving in Israel and the airlines operating flights to the country decreased since October 2023 due to the war in Gaza, and as a result, the number of passengers in 2024 was approximately 13.8 million.
In January 2019, the Ilan and Assaf Ramon Airport opened in Timna. This airport serves as the international gateway for southern Israel, replacing both Eilat Airport and the military-operated Ovda Airport, which was used for civilian flights. Israel’s third airport, Haifa Airport, resumed operations as an international airport in 2024, offering international flights to nearby destinations. In January 2024, the Israeli Government announced plans for the development of two additional airports to increase capacity for international flights to and from Israel, which are planned as Ramat David Airport (in the northern districts) and another airport in the southern districts. The professional processes related to legislative and statutory planning for these airports are expected to be completed by 2026. Following this process, a tender is expected to be announced for the construction and operation of the international airport, with expected participation of the private sector.
Communications
The telecommunications market comprises approximately 1.1% (NIS 20.2 billion in 2023) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure, rapid development and high levels of competition. The market comprises five infrastructure-based domestic cellular operators (“MNOs”) that in total operate three networks via joint ventures1, with the most recent operator entering the market in 2018, and eight resale-based operators (“MVNOs”). In addition, there are eight international telephone service providers and ten domestic communications operators (fixed broadband and/or telephone), two of which have universal service obligations over the copper networks. The telecommunications market is fully privatized and the government does not hold any ownership interest in communications operators.
Israel’s five cellular network operators provide digital technology and modern third, fourth and, since September 2020, fifth generation services, using three shared networks in accordance with the Ministry of Communications network sharing policy. As of April 30, 2024, there were approximately 14.5 million cellular subscriptions, i.e., more than 1.44 cellular subscriptions per capita. Total revenues for the cellular market in 2023 were approximately NIS 8.8 billion. Competition in the mobile sector is strong, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. Smartphone use is widespread, and Israeli consumers and businesses continue to use mobile applications extensively.
In August 2020, the tender committee published the results of the fifth generation frequency tender. The frequencies were split between five operators who work over three shared networks. The state revenue from the tender was NIS 266 million, of which NIS 200 million had been assigned as a grant incentivizing networks to build a new 5G network. All the winning networks fulfilled the requirements of the grant. As of May 2025, the total number of 5G cellular antennas in Israel is estimated at 2,970.
The Israeli incumbent, Israel Telecommunications Corp. Ltd. (“Bezeq”), dominates the fixed line sector in Israel. In 2024, Bezeq controlled 54% of the fixed line infrastructure, whereas IBC — Israel Broadband Company (“IBC”) controlled 22% and other competitors (Partner Communications and Hot Telecommunication Systems Ltd.) controlled 24%. In 2019, the total number of internet connections provided by Bezeq decreased for the first time in at least nine years due to the rollout of competitors’ fiber-based networks. Using the fixed line infrastructure, four major internet service providers and approximately ten smaller internet service providers serve approximately 2.74 million users in Israel, which include more than 95% of households and small office/home office. Fixed broadband internet infrastructure is accessible to 99% of households in Israel, and speeds of up to 1 gigabit per second are widely available. In 2024, the average marketed speed for household users using the Bezeq infrastructure was 526 Mbps, an increase of 54% from the previous year. Meanwhile, in 2024, average marketed speed for household users using the HOTs infrastructure was 614 Mbps. Nearly 100% of household users have download speeds of at least 100 Mbps. In addition, Partner Communications’ and IBC’s fiber networks provide up to 1 Gbps and, as a result, they provide internet access at speeds of 300 Mbps and above, and in most cases the speeds are 600 Mbps and above. As a result, Israel is at the forefront of high-speed internet access and usage in the Western world.
The accessibility to fiber-based networks in Israel increased significantly from 9% at the end of 2018 to approximately 90% at the end of 2024, with a “take-up” rate (the rate of subscribers out of the households that have access to fiber-based network) of over 52%. The accessibility to fiber-based networks in Israel is higher than the EU392 average of 74.6% (as of September 2024) and is expected to reach approximately 99% in the course of the next three years. This increase is primarily attributable to regulatory changes conducted by the Ministry of Communications, lowering the cost of rollouts of fiber-based networks, and the launch of Bezeq’s fiber network in March 2021, as further described below. A wholesale market in fixed communications, modeled on the practices of EU member states, has increased competition for the provision of fixed high-speed internet access, leading to lower retail rates and better quality of service. At the end of 2024, competitive wholesale operators provided 27% of the internet connection provided over the Bezeq network.
In 2019, Cellcom finalized a joint venture with the Israel Infrastructure Fund to obtain control of IBC, a fiber-based network company established by the Government in 2011 which has the exclusive right to deploy

1
PHI network is a JV of Partner Communications and Hot Mobile, CMG network is a JV of Cellcom and WeComm

2
EU39 - 27 EU Member States, United Kingdom, 4 CIS countries, Iceland, Israel, North Macedonia, Norway, Serbia, Switzerland, Turkey

communication networks via the electricity grid. In January 2021, HOT purchased 23.3% of IBC’s stock. As part of the regulatory permits for the purchase agreement, IBC was assigned to deploy “fiber to the home” to 1.7 million households, thus accelerating Israel’s fiber deployment. At the beginning of 2023, IBC’s board approved a rollout of “fiber to the home” to an additional 300,000 households. By the end of 2024, IBC completed deployment to 2 million households, and it has secured resources and plans to complete deployment to an additional 400,000 households by the end of 2025.
In November 2019, an inter-disciplinary governmental committee, comprised of representatives of the Ministry of Communications, the Ministry of Finance and the Competition Authority, published a new plan for cross-country fiber coverage. The committee’s recommendations aim to incentivize Bezeq to launch its fiber-based services and to subsidize fiber-based rollouts in rural areas, which are not as profitable for Bezeq compared to urban areas. In December 2020, following the committee’s recommendations, existing legislation was amended to establish a fund for the deployment of fiber network in areas where Bezeq declines to deploy fiber. Following the amendment, Bezeq accelerated its deployment of the fiber network, and launched fiber-based internet services in March 2021. In July 2021, Bezeq informed the Ministry of Communications of the areas in which it intends to deploy fiber, and the regulator in turn imposed a corresponding obligation on Bezeq to complete fiber deployment in the selected areas. The scope of Bezeq’s deployment obligation is approximately 85% of the households in Israel. In March 2022, the results of the first tender to subsidize fiber-based rollouts in rural areas were published. Ten different fiber providers were granted a subsidy to deploy fiber to 287,000 households, for an amount equal to NIS 82 million. In January 2023, the second tender was conducted and eight fiber providers (some of them already selected in the first tender) were granted a subsidy to deploy fiber to 130,000 more households, for an amount equal to a total of NIS 77 million. As a result, the deployment obligation in Israel for “fiber to the home” networks covers 99.5% of households.
Fixed telephone services were opened to competition in 2004, and since then cable companies and other alternative operators have gained about 40% of the fixed telephone market share and 54% of the Primary Rate Interface (“PRI”) market share as of September 2020 (market share is measured in terms of speculative normative income). Fixed telephone use is declining as internet-based and mobile services increase. The two incumbent fixed telephone operators, Bezeq and HOT, have universal access obligations in Israel for fixed telephone services.
The broadcasting market in Israel has undergone significant transformations in recent years. Over the past decade, competition among platforms has intensified with the entry of both local and international over-the-top (OTT) platforms into the market. As a result, the market has shifted from a duopoly dominated by HOT and Yes to a more diverse and competitive landscape. New players now include Cellcom TV, Partner TV, Free TV, Netflix, Disney+ and Amazon Prime. As of the end of 2024, 74% of subscribers to Israeli television platforms are OTT users, which operate in a largely unregulated environment.
In 2017, the two former Channel 2 franchisees — Keshet and Reshet — began broadcasting on separate channels. In 2019, Reshet merged with Channel 10. Amid the rapid migration toward OTT technology and the lack of regulation in this domain, new channels have recently entered the Israeli broadcasting market. The key players currently active in this segment include Keshet, Reshet, Channel 14 and i24, alongside the operations of the public broadcasting corporation (KAN).
Construction and Housing Prices
In 2024, construction activity in the housing sector remained below pre-war levels, mainly due to the impact of the war in Gaza, which significantly reduced the availability of Palestinian workers. The housing construction sector has experienced a partial recovery, which has been supported by the recruitment of foreign workers and the increased participation of Israeli workers in the sector.
Housing prices have increased consistently over the past ten years, including an additional increase of 4.3% in 2024. In 2024, investments in construction declined by 14%, following a 4.1% decrease in 2023. In contrast, construction investment growth rates stood at 14.6% in 2022, 12.1% in 2021 and -3% in 2020. 2024 saw the construction of 65,527 new dwelling units, a decrease of -2.3% from 2023. Construction of new dwellings decreased by 7.9% in 2023 following increases of 7.8%, 14.1% and 0.1% in 2022, 2021 and 2020, respectively. The number of residential real estate transactions in 2024 was 67.5% higher than in 2023, following a -29.1% decrease in 2023 compared to 2022.

Agriculture
In 2023, agricultural exports totaled NIS 4.9 billion. The agricultural value of production in 2023 was NIS 34.9 billion, of which livestock accounted for 44.7% and crops accounted for 55.3%. In 2023, the agricultural sector employed 1% of Israel’s work force. Investments in agriculture amounted to 0.9% of fixed gross capital formation in 2023.
The Government has implemented structural reforms to increase agricultural competition and productivity. In 2017, a tariff reduction plan commenced and has now been fully implemented, which decreased meat tariffs to 0%. In 2018, the shelf life of chilled meat was extended to 85 days. Moreover, as part of agreements reached in the cow meat industry, a direct payment mechanism was implemented. At the same time, a fishery sector agreement was signed, allocating NIS 25 million per year as direct payments, and an additional NIS 25 million to R&D and marketing promotion of fresh fish for the years 2023-2025.
On June 15, 2022, a government agreement was ratified, which expressed the aim of phasing out price planning in the table egg sector over time. According to the agreement, the target price system within the egg sector is intended to conclude within 10 years. Furthermore, in 2023, once Israel completes the necessary legal processes, a significant duty-free quota for table eggs will be accessible to all WTO Members.
On June 28, 2022, another government agreement was signed regarding the dairy sector. As a result of this agreement, the customs duty on several dairy products was removed and the customs-free quota for other dairy products increased. In addition, the price control mechanism for fresh milk and other price-controlled products changed so that price updates would become automatic.
On October 17, 2023, a government agreement was signed regarding the olive oil industry. As part of the agreement, the duty rate was reduced on a series of olive oil products and the production quotas in the industry were abolished. In addition, NIS 30 million will be budgeted each year in the Ministry of Agriculture’s budget to directly support olive oil growers.
The winter of 2024 was marked by exceptionally low rainfall, and forecasts by the Meteorological Service and experts at the Ministry of Agriculture have indicated that 2025 is expected to be a severe drought year, signaling the beginning of a multi-year drought trend. As a result, Israel faces a serious potential challenge in supplying water to agricultural areas in northern Israel, a key agricultural region that relies heavily on natural water sources and in many areas is still not connected to reclaimed water infrastructure. The natural water sources in Northern Israel are expected to be fully depleted during the drought year, causing significant harm to local agriculture, particularly to young orchards planted in recent years.
The anticipated drought is expected to significantly reduce domestic agricultural production, especially in water-sensitive sectors. Against the backdrop of this supply decline — and due to existing trade and regulatory barriers that limit the ability to import alternative products, particularly in the most vulnerable crops — agricultural produce prices are expected to increase. Increased produce prices would likely increase the cost of living and may cause uncertainty in the local food market.
In response to the challenges caused by the anticipated drought, the Government is considering operational measures to mitigate long-term economic damage, such as the risk of loss of investment and land abandonment. Any proposed measures will be implemented on a voluntary basis by farmers, with government support provided to offset the economic impact of the measures. The planned measures include:
1.
Drying of field crop areas and reallocating water resources to young orchards.

2.
Voluntary removal of older orchards in coordination with the reallocation of water to younger plantations, accompanied by appropriate government compensation.

3.
Reactivation of unused water reservoirs.

4.
Budgeting infrastructure projects for the conveyance of reclaimed water to northern agricultural zones, with the goal of accelerating the planning and construction of such projects.

Water
The scarcity of natural fresh water resources is a problem not only in Israel but across the Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel has signed treaties with Jordan and the Palestinian Authority regarding water supply and does not exceed its agreed-upon quantities of allocated water. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern Mountain region aquifer (partially situated in the West Bank), and the Coastal Aquifer. To increase the availability and diversity of its fresh water sources, Israel developed large-scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to most parts of Israel, including to arid areas in the south.
Approximately 80% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a government-owned company (see “Role of the State in the Economy,” below). The remaining 20% of Israel’s fresh water is produced and supplied mainly by private water associations established by agricultural users and municipal entities, all of which are regulated by the governmental water authority. In 2024, Mekorot designated approximately NIS 1.5 billion for capital investments related to water distribution.
Approximately 50% of Israel’s total water consumption and 35% of Israel’s fresh water consumption is used by the agricultural sector. Israel is regularly investing resources to develop additional water sources, mainly from treated wastewater, desalinated brackish water and seawater, as most of its existing fresh water resources are already being utilized. Desalination plants have been built (and some continue to be built) by both local and foreign private sector companies through build-operate-transfer projects. All of the plants are operational and can provide approximately 650 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 1.9 billion. In accordance with the law, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2024, the Government purchased approximately 585 million cubic meters of desalinated seawater from desalination plants in Hadera, Ashdod and Sorek and the expanded existing plants in Ashkelon and Palmachim.
Further development of agriculture involves intensifying the yield from irrigated land and reuse of treated wastewater. In recent years, Israel has maintained a water-recycling rate of approximately 82% (roughly 500 million cubic meters). To address the scarcity of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems that maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. Since 2000, the Government’s budgets have included provisions for grants to wastewater plants. The Government has also taken steps to facilitate the establishment of municipal water and sewage corporations — the goal being to promote the efficient management of municipal water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. As of the end of 2024, 56 of these regional companies were in operation, servicing approximately 9.0 million people.
Electricity
The Israeli electricity market includes roughly 23.7 GW of installed capacity, of which 4.8 GW are coal-based, 11.9 GW are natural gas-based and 5.9 GW are from renewable sources, as of the end of 2023.
In 2018, the Government passed decision no. 3859 regarding the reform of the electricity market. The decision stipulated that the Israel Electricity Corporation (the “IEC”) should sell five major units: Alon Tavor, Ramat Hovav, Hagit East and Eshkol sites, which have since been sold to independent private power producers, and Reading, which is yet to be sold.
Currently, Israel’s largest electric power producer is the IEC, a government-owned company that generates approximately 36% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below), with the remaining 64% being generated by private producers. The Israeli Electricity Authority (the “IEA”) supervises all the electric utility service companies and regulates tariffs associated with supplying electricity to consumers.
Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributor of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution lines to supply electricity to their customers.
After the Electricity Sector Law was enacted, the Government passed several resolutions aimed at strengthening independent power production by enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, independent private producers of electricity may generate electricity and sell it directly to end-users, using IEC’s transmission and distribution network. In recent years, the Government has expanded its policy of encouraging competition through independent private producers. In 2024, the Government issued Decision No. 2282, stating that in order to meet market demand by 2040, it will authorize private sector planners to plan at least 19 power plants.
The Government’s goal is to establish a competitive market in the generation and supply segments of the electricity sector. The year 2021 was a turning point in the implementation of the reform of the electricity sector, with the establishment of an Independent System Operator company (the “ISO”), which is in charge of system planning, trading and management.
To develop and increase competition in the sector and improve IEC’s efficiency, the Government, the IEC and the labor unions have an agreement to implement industry reforms over eight years, including reductions in IEC employee headcount, separation of the system operator from the distribution network planner and allowing for increased competition in residential electricity supply segment. In 2021, the IEA opened the supply segment for competition and in September 2022, it published a regulation that will enable bilateral trade in electricity. The bilateral market was launched in January 2024 and expanded in May 2025. This is a further step towards liberalizing the electricity market.
In October 2020, the Government set new targets for renewable energy sources of 20% by 2025 and 30% by 2030. To reach this goal, several measures have been taken: tenders for the construction of photovoltaic facilities by the Accountant General (amounting to 365 MW, expected to be operational in 2027); Israel Land Authority tenders for thousands of dunams designated for photovoltaic installations; Electricity Authority tenders for storage facilities; incentives for the development of dual-use solar systems; and the advancement of the agro-voltaic national outline plan (TAMA) to promote solar energy alongside preserving agricultural land.
Energy
Demand for energy in Israel is growing significantly as a result of Israel’s high population growth, increasing GDP and high standards of living. In addition, Israel is a small country with significant land scarcity, and its production of renewable energy is limited and based almost entirely on solar energy. Israel’s energy objectives are, by 2050, to ensure reliable and clean energy and to address Israel’s constraints, including the lack of space, the limited connection to regional transmission and the significant reliance on solar energy as the main renewable energy source from the technologies that are known today.
Since 2018, Israel has been implementing a structural reform in its electricity sector. From a vertically integrated market under the Israeli Electric Company (“IEC”), the reform called for the IEC to sell a significant portion of its generation assets to independent private producers (“IPPs”) and to separate the grid management to an independent system operator (“ISO”). Today, the ISO is operational, 64% of the electricity in 2023 was generated by IPPs and the process of selling IEC power plants has been completed (other than one remaining power plant — the Reading Power Station).
Despite its constraints, Israel achieved its initial greenhouse gas (“GHG”) emissions reduction targets set out in the Paris Agreement that was ratified by Israel in November 2016 and revised its targets before the 2021 UN Climate Change Conference in Glasgow. Israel’s updated commitments include reducing its GHG emissions by 27% by 2030, and 85% by 2050 (both benchmarked against 2015 emission figures). In order to achieve a significant reduction in GHG emissions, Israel has set flexible goals that will enable the usage of the advanced technologies available. In addition, Israel is encouraging the energy sector to shift to electrification and the use of natural gas, and the transportation sector to shift to electric vehicles and cleaner fuels. Israel expects that these steps will lead to the reduction of GHG emissions in Israel. Israel has already reduced its pollutants by 85% and is exceeding its goals set in the Paris Agreement.
Israel is in the forefront of phasing out the use of coal. In 2023, Israel produced 17% of its electricity by coal, compared to 61% in 2012 and is planning to phase out coal completely in several years. Israel has increased its renewable energy use from 2% at the end of 2015 to above 12% at the end of 2023, and intends to meet the goal of 30% renewable energy by 2030. In an effort to increase its renewable energy production, Israel is seeking to promote projects of dual use of land with PV (photovoltaic) renewable energy using solar panels, including pilot projects of PV above agricultural fields (Agro-Voltaic). In addition, the Government is working to enable vast establishment of commercial dual-use PV plants and electrical storage, and the implementation of new technologies by enhancing regulation for planning, land management and electrical authority. The Government has adopted some regulations for PV plants, including the exemption from licensing and different fees for small PV systems with integrated storage. Furthermore, following the events of October 7, 2023, Israel has chosen to invest in renewable energy, particularly in PV and storage technologies, in the settlements near the Gaza Strip. This initiative aims to enhance energy security in the region.
Israel is investing in advanced energy technologies, and Israeli research centers, universities and startup companies are developing new and innovative technologies to contribute to the global efforts of climate change mitigation. In this context, Israel operates an investment plan to integrate hydrogen in the Israeli energy market and enable energy companies to implement hydrogen-based technology.
Israel also continues to develop its natural gas resources to facilitate the transition from coal and oil to cleaner energy. Israel’s off-shore natural gas fields provide more than 60% of Israel’s energy. In 2017, Israel began to export natural gas to Jordan and, in 2020, it expanded its export of natural gas to Egypt. Israel has three active reservoirs: Tamar, Leviathan and Karish which have been producing gas since 2013, 2019 and 2022, respectively. Israel has already launched four successful tender rounds inviting the submission of bids for offshore natural gas exploration in Israeli waters and granted exploration licenses to a number of companies, with first discoveries made in 2022. In late 2023, the Ministry of Energy announced partial results of the fourth offshore bid round. The first six licenses for this bid round were awarded in March 2025 to a consortium including SOCAR and BP, two major international oil and gas companies, together with NewMed Energy, an Israeli company, with preparations being made to grant more licenses by the end of 2025. In addition, the Ministry is preparing to launch the fifth offshore bid round later in the year.
In the transportation sector, Israel is taking a number of steps to drastically reduce dependence on pollutant fuels and encourage the transition to zero emission vehicles, such as electric vehicles and those fueled by hydrogen. Israel is establishing a nationwide network of electric charging points and has already installed more than 5,800 new charging points. Furthermore, Israel is advancing regulations to facilitate installation of charging points in residential and public buildings to promote the use of electric, CNG or hydrogen-powered buses, and to reduce taxes on imported zero emission vehicles.
Tourism1
Tourism plays an important role in the Israeli economy. Israel’s notable tourist centers include Jerusalem, Tel Aviv, Eilat, the Dead Sea, the Mediterranean coast and various religious sites scattered throughout the country. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased in recent years, with the exception of those years in which tourism was negatively impacted by COVID-19 or the Israel-Gaza war.
Foreign tourism revenues reached $2.2 billion (0.40% of GDP) in 2024, $5 billion (0.98% of GDP) in 2023, $4.4 billion (0.83% of GDP) in 2022, $1.1 billion (0.22% of GDP) in 2021 and $1.5 billion (0.36% of GDP) in 2020. The significant decrease in revenue in 2020 and 2021 from prior years was primarily attributable to the COVID-19 pandemic and the closure of Israel’s borders to non-nationals or non-residents as a countermeasure. Foreign tourism decreased to COVID-19 levels in the last quarter of 2023 as a result of the outbreak of the Israel-Gaza war. In 2024, tourism revenue further declined due to the ongoing war in Gaza and the significant number of flight cancellations, both of which contributed to the drop in tourism activity.
Previously, tourist arrivals had been on an upward trend, until the recent periods affected by security concerns and the COVID-19 pandemic.
In 2020, the number of tourists fell sharply by 81.7% compared to the previous year due to travel restrictions imposed to curtail the spread of the COVID-19 pandemic in Israel. Only 0.83 million individuals visited Israel in 2020. In 2021, due to continuing restrictions on foreign visitors, only 0.4 million individuals visited Israel, a 52.3% decrease from 2020. In 2022 as COVID-19 restrictions were lifted, the number of tourists increased by 575% compared to the previous year, totaling 2.7 million tourists. In 2023, the number of tourists increased by 12.5% to 3.1 million tourists, despite the impact of the war in Gaza in the last quarter of 2023. In 2024, the number of tourists decreased by 68.1% to approximately 961,000 tourists, largely due to the ongoing war in Gaza and its impact on travel to Israel.(1)

1
The tourist arrival figures in this paragraph exclude day visitors.

The total revenue generated in domestic hotels from foreign visitors amounted to $0.26 billion, $0.14 billion, $1.16 billion, $1.21 billion and $0.36 billion in 2020, 2021, 2022, 2023 and 2024, respectively. Revenue decreased by 83.3% and 45.4% in 2020 and 2021, respectively, from the previous years as a result of the COVID-19 pandemic and then recovered, resulting in an increase of 727.3% in 2022 as COVID-19 restrictions were lifted. Tourism revenue increased by 4.4% in 2023 over 2022. In 2024, tourism revenue decreased by 70.6% compared to the previous year, primarily as a result of the ongoing war in Gaza.
Table No. 9
Arrivals of Tourists by Country of Citizenship and Exports of Tourism Services(1)
(Arrivals in Thousands)
	2020	2021	2022	2023	2024
Asia	88.7	24.8	187.9	279.9	70.6
Africa	14.2	6.7	53.3	63.9	22.4
Europe	508.5	187.3	1,452.9	1,641.9	470.9
America
United States	205.8	150.6	858.5	920.1	330.5
Other	59.4	22.1	258.1	278.6	60.7
Oceania	7.5	2.0	33.1	46.4	10.6
Unclassified countries	3.1	8.9	7.6	8.3	8.7
Total Arrivals	887.1	402.3	2,851.3	3,239.1	974.4
Total Exports of Tourism Services (in USD Millions)	1,492.0	1,099.0	4,377.0	4,976.0	2,194.0

(1)
Tourists and day visitors, excluding cruise passengers.

Source:   Central Bureau of Statistics.
Research and Development
The Government encourages investment in industrial R&D by advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The Government’s main objectives in supporting industrial R&D are to foster the development of technology- related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve the balance of payments by increasing exports of high-tech products. Israel’s Innovation Authority invested approximately NIS 2.2 billion in high-tech R&D incentive programs in 2024 (growth companies, startup companies and R&D infrastructure for technological advancements in fields such as quantum mechanics, AI and Bio Convergence), mostly focused on promoting cutting-edge technologies, which include a range of companies in terms of size and sector. Israel’s Innovation Authority plans to invest approximately NIS 1.9 billion in 2025. In 2023 (the most recent year for which civilian R&D data is currently available), the national expenditure on civilian R&D reached approximately 6.3% of GDP, which is the highest level of R&D expenditure as a percentage of GDP in the OECD.
Israel participates in more than 50 international and bi-national industrial R&D frameworks, including agreements with federal and state entities in the U.S. (e.g., BIRD, BARD, USISTC, Space Florida, New York and California), the EU Framework Program — Horizon Europe; EUREKA; bi-national foundations with India, Korea and Singapore; and bi-national agreements with the following countries: Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina, Japan, Lithuania, Austria and Uruguay.
Prices
Between 2013 and 2023, the average annual rate of inflation was 1.1%, below the Bank of Israel’s target range of 1% to 3%. In 2021, the annual inflation rate increased to 1.5%, within the target for the first time since

2013. The increase was primarily a result of the easing of Government measures to contain the COVID-19 pandemic and the ensuing recovery in domestic consumer demand. In 2022, the average annual rate of inflation increased to 4.4%, which was lower than the OECD average. In 2023, the average annual rate of inflation decreased to 4.2%, largely attributed to the proactive measures implemented by the Bank of Israel. In 2024, the average annual rate of inflation decreased to 3.1%, which was still higher than the Bank of Israel’s target range.
Since 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. Since late 2011, due to subsiding inflationary and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, which dipped to 0.1% in March 2015. The rate remained the same until December 2018, when the Bank of Israel increased it to 0.25%. In April 2020, due to COVID-19, the Bank of Israel lowered the rate to 0.1%. This rate was maintained until April 2022, when the Bank of Israel started raising the interest rate due to global inflationary pressures. By the end of 2022, the nominal interest rate of the Bank of Israel was 3.25%. The Bank of Israel has continued raising interest rates in 2023, with the rate reaching 4.75% in May 2023. In January 2024, the Bank of Israel decreased the interest rates to 4.5% in response to the decline in the inflation rate. The interest rate remained at 4.5% throughout 2024 due to persistent inflation.
The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (measured as the difference between the yields of indexed and non-indexed government bonds), was negative in 2019, averaging -0.8%, mainly as a result of the Bank of Israel’s low interest rates. Although the Bank of Israel lowered the key interest rate in April 2020, the decrease in inflation resulted in a positive real interest rate of 0.1% in 2020, breaking the five preceding years’ trend of negative real interest rates. In 2021, the interest rate of the Bank of Israel remained unchanged while inflation increased, resulting in a negative real interest rate of -1.8%. In 2022, although the Bank of Israel started to gradually raise nominal interest rates, the average real interest rate remained negative at -1.7% due to rising inflation. In 2023, for the first time since 2008, the average real interest rate became positive by more than 1%, reaching 1.8%. In 2024, the real interest rate decreased to 1.7%.
Table No. 10
Selected Price Indices
(Percentage Change, Annual Average)
Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2020	-0.6%	-1.3%	-4.9%
2021	1.5%	1.6%	6.8%
2022	4.4%	4.4%	13.1%
2023	4.2%	3.5%	0.9%
2024	3.1%	2.7%	0.0%

Source:   Central Bureau of Statistics.
Employment, Labor and Wages
Israel has a high employment rate and strong demand for workers. Wages have therefore increased significantly over the past decade. The increase in real wages combined with high labor participation rates (which is the labor force as a percentage of the population over the age of 15) have led to an increase in average household income. The increase in real wages reflects both the rise in nominal wages and the low inflation rates, while the increase in participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower income tax.
Since 2015, real wages grew by approximately 2.5% per year. This increase is primarily attributable to the general high demand for workers and, in particular, the demand for high-skilled workers in the technology sector. This demand is driven by strong GDP growth, technological improvements and strong macroeconomic and fiscal conditions. Real wages experienced a 3.0% increase in 2024, with a 4.7% increase in the private sector and a 0.4% increase in the public sector. In 2024, the labor force participation rate stood at 62.7%, similar to pre-pandemic levels, while the official unemployment rate decreased to 3.0%. However, the official unemployment rate does not include those absent from work for reasons related to the war in Gaza. The inclusion of individuals missing work due to military service would increase the yearly unemployment rate by 1.1%. Furthermore, the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the yearly unemployment rate by 0.8%.
Table No. 11
Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)
	2020	2021	2022	2023	2024
Permanent average population	9,215.1	9,371.4	9,557.5	9,756.5	9,976.3
Population aged 15+	6,619.6	6,738.1	6,877.8	7,048.6	6,963.9
Civilian labor force(2)	4,090.4	4,163.3	4,350.4	4,477.3	4,508.1
Labor force participation rate(3)	61.8%	61.8%	63.3%	63.5%	62.7%
Unemployment rate	4.3%	5.0%	3.8%	3.4%	3.0%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey.

(2)
The sum of the number of workers and the number of job seekers.

(3)
Civilian labor force as a percentage of the population over the age of 15.

Source:   Central Bureau of Statistics.
Table No. 12
Unemployment Data by Demographic Group(1)
	2020	2021	2022	2023	2024
Men	4.5%	5.0%	3.9%	3.6%	3.0%
Women	4.1%	4.9%	3.6%	3.2%	2.8%
Population aged 25 – 64	3.8%	4.6%	3.3%	3.0%	2.8%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey.

Source:   Central Bureau of Statistics.
Israel’s total population by the end of 2024 was approximately 10.0 million, an increase of 1.1% from 2023. The population has grown at a steady annual rate of approximately 1.9% in the years 2010-2024. The civilian labor force increased by 0.6% in 2024.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2023, 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 41%. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. The employment qualifications of many recent immigrants have been in line with the high quality of the Israeli work force.

Table No. 13
Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)
	2020	2021	2022	2023	2024
Employment by Sector
Public Sector Employment	37.4%	37.6%	36.7%	36.9%	37.8%
Private Sector Employment	62.6%	62.4%	63.3%	63.1%	62.2%
Employment by Industry
Agriculture	0.9%	0.8%	0.8%	0.8%	0.8%
Manufacturing	9.7%	10.0%	9.6%	9.4%	9.2%
Water and electricity(1)	0.8%	0.8%	0.8%	0.8%	0.8%
Construction	5.1%	4.9%	5.1%	5.1%	5.4%
Trade	10.6%	10.3%	10.2%	10.2%	10.1%
Transport	4.2%	3.9%	4.2%	4.5%	4.4%
Catering	3.6%	3.4%	4.0%	4.0%	3.7%
Banking and financial services	3.2%	3.3%	3.2%	3.2%	3.3%
Business services(2)	18.6%	18.8%	19.4%	19.2%	18.7%
Public administration	10.4%	10.7%	10.0%	9.8%	9.9%
Education	12.5%	12.6%	12.2%	12.6%	13.0%
Health, welfare and social work	11.7%	11.5%	11.6%	11.6%	12.0%
Personal and other services(3)	4.7%	4.4%	4.4%	4.5%	4.6%
Services for households by domestic personnel	1.6%	1.9%	1.7%	1.6%	1.4%
Other	2.2%	2.4%	2.6%	2.7%	2.6%
Total Workers(4) (in Thousands)	3,913	3,957	4,187	4,324	4,374

(1)
“Water and electricity” includes “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”

(2)
“Business services” includes “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”

(3)
“Personal and other services” includes “Arts, entertainment and recreation” and “Other service activities.”

(4)
Israeli workers only.

Source:   Central Bureau of Statistics, Bank of Israel
Role of the State in the Economy
Historically, the government has been involved in nearly all sectors of the Israeli economy, and particularly in defense-related and monopolistic businesses and industries. Prior to the initiation of the privatization process in the 1980s, the government and the organization of trade unions (the “Histadrut”) owned large interests in several key industries. However, in recent decades, the government has made progress towards the privatization of State-owned enterprises and introduced structural competitive changes throughout various sectors in the economy. As part of the privatization process, the government implemented reforms intended to enhance competition in certain sectors which the government had previously dominated, such as communications, oil refineries and ports, and to introduce competition in other sectors and industries, including the electricity sector and capital markets.
The Government Companies Authority (“GCA”), established under the Government Companies Law of 1975, is a professional unit of the Ministry of Regional Cooperation charged with exercising the ownership function in State-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2024, there were 108 State-owned enterprises, including business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social service providers.
State-owned enterprises are classified by law into two main categories: “Government-owned Companies” and “Mixed Companies.” In addition to State-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.
Government-owned Companies are companies in which the government holds more than 50% of the voting rights or has the right to appoint more than half of the members of the board of directors. Government-owned Companies are subject to the Israeli Government-owned Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). Government-owned Companies play a significant role in the Israeli economy. In 2024, they employed approximately 57,000 employees (or 1.3% of the Israeli work force), accounted for NIS 21.1 billion of exports and owned assets amounting to NIS 271.4 billion (according to preliminary data). These companies include several public utilities, monopolies and defense companies.
Mixed Companies are companies in which the State holds 50% or less of the voting rights or has the right to appoint less than half of the board of directors. Under the GCL, while Mixed Companies are not subject to the same degree of regulation as Government-owned Companies, they are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the government. Mixed Companies play a relatively minor role in the economy.
The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to State-owned enterprises in sectors in which the Government seeks to enhance competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may require a significant amount of time.
Privatization. Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades that aim to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of State-owned enterprises and banks and the transfer of activities to private entities, which were previously performed by Government-owned Companies or statutory corporations.
In total, between 2005 and 2024, 100 Government-owned companies became either Mixed Companies or fully privatized. The proceeds stemming from privatizations between 2005 and 2023 totaled approximately $5.4 billion. The implementation of privatization reforms includes a reduction of the State’s holdings in Government-owned Companies, as well as an increase in the number of Government-owned Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. For example, the Government enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002, which provides for, among other things, the accuracy and transparency of financial statements and the internal controls systems of Government-owned Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government-owned Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.

Table No. 14
Selected State-Owned Companies
(As of December 31, 2024)(1) (In Millions of Dollars, Except Percentages)
	Direct/Indirect
Company Name	Government Ownership	Total Assets	Long-Term Liabilities	Total Sales
Israel Electric Corp. Ltd.	99.85%	28,695	15,111	7,137
Israel Aerospace Industries Ltd.	100%	10,396	433	6,112
Rafael-Advanced Defense Systems Ltd.	100%	7,846	450	4,864
Israel Ports Development and Assets Company Ltd.(2)	100%	4,182	1,255	354
Ashdod Port Company Ltd.(2)	100%	973	86	286
Israel Railways Ltd.	100%	11,871	10,973	948
Mekorot Water Company Ltd.	99.99%	6,604	4,041	1,461
Israel Postal Company Ltd.(3)	100%			353
Israel Natural Gas Lines Company Ltd.	100%	1,965	1,145	332
Netivei Israel-National Transport Infrastructure Company Ltd.	100%	594	59	1,660
Petroleum & Energy Infrastructures Ltd.	100%	859	290	109

(1)
Based on consolidated NIS-denominated financial statements prepared in accordance with either (i) Israeli generally accepted accounting principles; or (ii) International Financial Reporting Standards. Balance sheet data were translated into U.S. dollars using the exchange rate as of December 31, 2024, while income statement data were translated using the average exchange rate for the year 2024, set forth in Table No. 1.

(2)
Spun-off from the Ports Authority in 2004.

(3)
Data provided for Israel Postal Company Ltd. is as of September 30, 2024.

Source:   GCA.
Below are summary descriptions of some of the State-owned companies set forth in the above table, including the specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.
Israel Electric Corporation Ltd.
IEC generates, transmits, distributes and supplies most of the electricity in Israel. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. The Electricity Sector Law provides for, among other things, tariff supervision (including efficiency incentives), regulation of IEC’s return on equity and the prices it can charge consumers, and licensing requirements. The IEC currently holds licenses to generate electricity at its 50 generation units.
Previously, under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators and to allow other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. However, the Government passed several resolutions aimed at strengthening independent electricity production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.
In May 2018, relevant government representatives and the IEC board of directors approved structural changes to the IEC (to be implemented over a period of eight years) and an amendment to the Electricity

Sector Law was enacted. Accordingly, the IEC would reduce its share of production and supply segments, maintain its role as a vital services supplier in the transmission and distribution segments, delegate its system management operations to a different government company and execute a re-organization plan with the aim of improving its financial condition.
Defense Oriented Companies
In 2018, the GCA completed the full privatization of Israel Military Industries Ltd. by establishing a new Government-owned Company to which the business-oriented activity of Israel Military Industries was transferred. The government then sold its entire holding in Israel Military Industries, in a private sale, for NIS 1.8 billion. In accordance with the framework of this privatization, the government received NIS 1.4 billion at the closing of the transaction in 2018, NIS 194.7 million in 2021 and the remaining balance was paid in 2022.
Currently, the government holds 100% of Israel Aerospace Industries Ltd. and Rafael-Advanced Defense Systems Ltd, which are defense-oriented Government-owned Companies. In November 2020, the Ministerial Privatization Committee decided to privatize up to 49% of the government’s holdings in Israel Aerospace Industries Ltd. via public offering on the Tel Aviv Stock Exchange. The GCA continues to promote the privatization process of Israel Aerospace Industries Ltd. Rafael-Advanced Defense Systems Ltd. owns or partially owns more than 35 subsidiaries in Israel and across the world with an investment value of approximately NIS 2 billion.
Ports Companies
The Ports Authority was one of Israel’s strongest and most significant monopolies. It historically owned all port property and assets, and was responsible for all vessel and cargo handling operations in Israel’s ports. However, in 2004, the Knesset passed a law abolishing the Ports Authority and divided its activities among three newly-formed Government-owned Companies, of which would one be responsible for operating the ports of each of Haifa, Ashdod and Eilat. An additional Government-owned Company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The government planned to sell portions of the three port operating companies to private investors. In 2007, Israel Shipyards Company received the approval to provide seaport services and became the first private seaport in Israel.
Over the years, attempts to gradually privatize companies by selling percentages of the government’s holdings did not succeed. In January 2020, the Ministerial Committee for Privatization decided to privatize 100% of the government’s holdings in the Haifa Port Company. Throughout 2022, the GCA continued to promote the privatization process of the Haifa Port Company. The GCA conducted a roadshow campaign among local and international potential investors, which resulted in 18 applications to participate in the tender process. In January 2023, the GCA concluded the privatization process of the port of Haifa, after closing the private sale of the port to the Adani-Gadot Group. Of the $1.1 billion winning bid made by the Adani-Gadot Group, roughly $300 million will remain within the company for the purpose of infrastructure upgrades, while the remaining amount of approximately $800 million was transferred to the State of Israel.
Israel Postal Company Ltd.
Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in 2006 to replace the Postal Authority. These Government-owned Companies were established as part of a comprehensive reform in the postal sector, which included, among other things, opening up the postal sector to competition, licensing the operations of postal companies and establishing fees for postal services.
In April 2022, following a decline in the company’s financial performance and after extensive intra- governmental deliberations, the Ministerial Committee for Privatization decided to fully privatize the Israel Postal Company Ltd. In September 2022, the government signed a recovery deal with the company in order to stabilize the company and prepare it for a full privatization. In July 2023, after completion of the preparations for the privatization, the GCA published a procedure for selling 100% of the shares of the Israel Postal Company Ltd. and launched the privatization process. Eleven prospective investors were approved to participate in the due diligence process and the roadshow. Two investors filed offers in the tender which took place on May 19, 2024, and the winning offer was approved for NIS 461 million (linked to CPI change from the date of the tender and until the closing of the transaction). In November 2024, the GCA closed the sale transaction and thus concluded the privatization process of Israel Postal Company Ltd. The winning group included Milgam, Leiman Schlussel and Phoenix. The NIS 461 million purchase price for the sale was paid in its entirety to the State of Israel .
The Environment
Since the establishment of the Ministry of Environmental Protection (the “MoEP”) in 1989, Israel has enacted many laws and regulations to protect the environment. At the national level, the MoEP is responsible for the formulation of a nationwide integrated and inclusive policy for the protection of the environment. The MoEP also operates at the regional and local levels. The MoEP’s current areas of focus are reduction of air pollution and other local nuisances, smart regulation and enforcement, advancing waste treatment, and creating long-term programs for climate change and biodiversity.
The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and the safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development.
In April 2024, the Knesset approved the environmental licensing bill advanced by the MoEP and the Ministry of Finance. The new law consolidates the three main environmental permits currently issuable by the MoEP into one integrated permit that would be granted for a period ranging between seven and ten years, thus reducing the bureaucratic requirements placed on businesses and aligning Israel with the environmental standards of the European Union. The reform is expected to lead to increased investments in reducing pollution and carbon emissions.
Israel has ratified many of the key international conventions on environmental protection and aligns national legislation with such conventions, including on climate change, trans-boundary movements of hazardous waste and chemicals, ozone layer protection, biodiversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution.
Climate change
Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in 2004 and ratified the Paris Agreement in November 2016. Following governmental approval, in July 2021 Israel submitted its updated Nationally Determined Contribution (“NDC”) to the Secretariat of the UNFCCC, by which Israel committed to an economy-wide unconditional target of reducing its greenhouse gas emissions by 27% (compared to 2015) by 2030 and by 85% by 2050. In late 2021, then-Prime Minister Naftali Bennett declared that Israel would become climate-neutral by 2050.
In 2016, the Government passed Decision 1403, which included a National Plan to Reduce GHG Emissions and Increase Energy Efficiency. The plan included mitigation measures in key areas and set timetables for review and formulation of additional measures. The National Plan allocated NIS 500 million in government guarantees for a ten-year period to leverage investment loans related to energy efficiency and the reduction of GHG emissions, and the Government implemented several additional successful financial incentive programs for energy efficiency and GHG emissions reduction.
In 2022, the Government approved a new multi-year national plan to reduce air pollution and to reduce greenhouse gas emissions (the “March 2022 Plan”). The March 2022 Plan includes measures for expanding use of renewable energy, improving energy efficiency, and promoting clean transportation. The total program budget for the March 2022 Plan is NIS 615 million. Total benefits derivable from the March 2022 Plan by 2030 are estimated at (i) NIS 4.2 billion relating to anticipated reduction in local air pollutants, and (ii) NIS 12.8 billion relating to anticipated reduction in greenhouse gases.
Israel submitted its second Biennial Update Report to the UNFCCC in March 2023. The report includes information on Israel’s GHG abatement measures and GHG inventory.

In January 2024, the Government adopted Resolution 1261 to tax carbon emissions, which, following the Knesset’s approval, was implemented in January 2025. The carbon tax raises the taxes on natural gas to NIS 33 per ton and on coal to NIS 147 per ton in 2025, with these taxes expected to reach NIS 149 per ton and NIS 415 per ton, respectively, by 2029.
In January 2025, the Government approved the Law Regulating the Practice of Refrigeration or Air Conditioning Systems, which allows the use of new refrigerant gases that have a reduced impact on climate change and contributes to Israel’s commitment to implementing the Kigali Amendment of the Montreal Protocol and achieving the goal of reducing greenhouse gas emissions.
In March 2025, Israel submitted its first Biennial Transparency Report to the United Nations Framework Convention on Climate Change. This report provides a comprehensive overview of Israel’s climate change actions and tracks progress towards its NDCs.
Climate Law
In April 2024, the Knesset approved in first reading Israel’s revised climate bill, although the bill remains subject to further readings in the Knesset. The law aims to increase certainty among public and private institutions on Israel’s climate goals, standards and requirements. The bill enshrines the reduction target for 2030 into law and deepens it to 30% lower than the emissions in 2015. The climate law also targets a zero-net-emissions economy by 2050, aligning Israel’s climate ambitions with those of other developed nations.
Additional key features of the climate law include:
1.
National GHG reduction plan: The climate law sets an obligation to prepare a multi-year national plan to reduce greenhouse gas emissions which will be updated at least once every five years, and a report on its implementation will be submitted to the government once a year.

2.
Ensuring climate change preparedness: The climate law seeks to ensure that government ministries and other bodies have climate change preparedness strategies in place, develop corresponding capabilities and improved climate resilience. The law also imposes an annual reporting obligation on governmental bodies. Climate change strategic plans submitted by ministries and other bodies are set to be approved within two years and are required to be updated every five years.

3.
Establishment of an Advisory Committee on Climate Change, and an independent interdisciplinary committee of academic experts: the Advisory Committee on Climate Change will help foster a more profound understanding of the challenges that are particular to Israel in the implementation of climate change policies. The multidisciplinary committee of experts from various fields, including health, finance, energy, climate change and the environment will aid in making scientific information on climate more accessible to policy decision makers.

4.
Mandatory climate risk assessment process: The law establishes an obligation on public authorities to carry out detailed climate risk assessments when submitting plans for governmental approval if such plans could have a material impact on GHG emissions or climate change.

Air pollution reduction
In February 2022, the Knesset Interior and Environmental Protection Committee approved the Clean Air Regulations (Air Quality Values) (Temporary Order) (Amendment), (No. 5772-2022), pursuant to Section 6(d) of the Clean Air Law (No. 5768-2008), which updates target pollution values in accordance with the practice of developed countries worldwide and with recommendations and guidelines published by relevant international organizations. These include, among others, target values set by the WHO in September 2021.
In connection with the March 2022 Plan discussed above, air pollution reduction targets were determined based on emission predictions for 2030. The reduction targets are (i) a 48% reduction in sulfur dioxide, (ii) an 18% reduction in nitrous oxides, (iii) a 12% reduction in fine respiratory particles (PM 2.5), (iv) a 9% reduction in respiratory particles (PM 10), (v) an 8% reduction in volatile organic compounds and (vi) a 32% reduction in benzene.

In April 2024, the MoEP released a new program for local governments, which promotes transition to clean transportation and reduce local air pollution while supporting Israel’s carbon emission reduction goals. The ministry allocated NIS 4 million to a participating local authority to promote Low Emission Zones, green transport solutions to employment areas, zero-emission municipal vehicles and clean transport alternatives like biking and walking.
During COP28 in 2023, Israel joined the global Memorandum of Understanding on ZE-MHDV (zero-emission medium and heavy-duty vehicles). The Government’s decision of 2021 to promote clean and low-carbon transportation has set a goal for 100% procurement of zero-emission busses starting from 2026 and 50% procurement of zero-emission heavy-duty vehicles starting from 2035.
Electricity sector
The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement in the electricity sector. The share of coal in the fuel mix of Israel’s power sector has decreased from approximately 60% in 2010 to approximately 22% in 2022. Approximately 68% of electricity generation in 2022 came from natural gas, while 10% was from renewable energy. In 2024, the MoEP updated the relevant power stations’ emission permits to phase out coal-based production while supporting the transition to natural gas.
Market-based competitive tenders for renewable energy have been introduced, which have resulted in significantly lower prices for renewable energy. The Ashalim Solar Power Station became operational in April 2019.
In June 2020, the Ministry of Energy presented a plan to increase the proportion of power generated from renewable sources in Israel to 30% of the total power production by 2030, instead of the earlier target of 17%.
By 2027, coal is expected to be used as a reserve for emergency situations caused by a natural gas shortage, but will otherwise be replaced with natural gas and renewable energy sources. The share of natural gas use for energy in 2025 is expected to increase significantly to approximately 70-80%, according to the Electricity Authority. On the other hand, the share of coal is expected to decrease to only approximately 10% in 2026.
At the UNFCCC (COP24) in 2018, Israel joined the Powering Past Coal Alliance, which aims to transition away from coal-powered electricity generation. The coalition supports the reduction of the use of coal in OECD countries by 2030 and the world by 2050.
Additional supporting legislation
The MoEP has set new target goals for reducing transport emissions by gradually phasing out polluting bus models operating in Israel and replacing those with zero-emissions models. The MoEP aims for all urban public transportation in Israel to be zero-emissions models by 2036. In 2021, the Ministry of Energy postponed the target set in 2019 — to prohibit import of vehicles with fuel-burning engines starting from 2030 — by another five years.
In 2020, the purchase tax rate on hybrid cars rose to 45% of purchase price and continued to rise to 50% in 2021. According to the tax outline published in 2019, as of 2022 the purchase tax on hybrid cars is equal to the purchase tax of a regular vehicle, which is a rate of 83%. For plug-in hybrid electric vehicles, the purchase tax was 30% in 2021 and 40% in 2022; it rose to 55% in 2023 and 2024 and will continue to rise in 2025 when it is expected to be on par with the purchase tax for a non-electric vehicle. The tax rate for fully electric cars was 10% until 2022, rose to 20% in 2023 and rose further to 35% in 2024. It is expected to reach 45% in 2025, 52% in 2026 and 60% in 2027. In addition, by 2026, the Ministry of Finance plans to introduce a usage tax on electric cars of NIS 0.15 per km driven.
Other regulations have stiffened requirements around fuel content and emissions, with the aim of reducing pollution. The sulfur content of transport fuels has been limited to 10ppm since 2011. New vehicles are required to comply with the most updated European emission standards. All vehicles are required to go through strict annual emission tests.

A NIS 260 million pollution reduction program for old diesel vehicles has been operating since 2018. The program is largely based on subsidies for the installation of particulate filters, a scrapping program for old diesel vehicles in exchange for government remuneration, and the creation of new Low Emission Zones (“LEZ”) in some major metropolitan areas where polluting diesel vehicles are prohibited.
In December 2017, the Internal Affairs and Environment Committee of the Knesset approved regulations requiring gas stations throughout Israel to reduce fuel vapor emissions. The regulations require all gas stations to install vapor recovery systems. Gas stations that violate the regulations are fined.
Israel’s excise taxes on motor fuels are among the highest of OECD countries. However, other fossil fuels have so far been taxed at very low rates. Israel plans to gradually raise excise taxes on other fossil fuels, so that carbon pricing will cover about 80% of its greenhouse gas emissions. The tax rates correspond to the carbon content of the fuels.
Israel’s fossil fuel subsidies have increased over the past decade. While these are eventually expected to be abolished, in doing so the Government is expected to also consider and address the impact of the energy tax and subsidy reforms on low-income households.
Adaptation to Climate Change
The National Program for Adaptation to Climate Change for 2022-2026 outlines more than 30 climate change-related action plans and policy measures to be implemented by the MoEP and 14 other government ministries. The program reflects advances in scientific knowledge and international agreements related to climate change and includes adjustments and understandings of the effects of climate change on Israel. The plan includes overarching policy steps for climate-related regulation and economic measures to support Israel’s climate goals, as well as mitigation and resilience-building measures in natural and urban environments, the education sector and food systems.
Resolution 1902, adopted by the Government in 2022, requires each government body to form a climate change adaptation plan while referring to the climate scenarios developed by the National Emergency Authority. The MoEP has been advising each government body in their planning process and published Israel’s National Adaptation Plan in April 2024.
A comprehensive aid plan will also support local authorities in constructing and promoting climate change preparedness plans amounting to NIS 12.4 million. One track in this support is designated for local authorities from Israeli Arab societies. Following Government Resolution 550, the MoEP allocated NIS 6.2 million for the Israeli Arab, Bedouin and Druze societies to establish specific plans for climate change preparedness.
In January 2022, the Government adopted Resolution 1022. This resolution prompted coordinated action between governmental ministries and bodies to promote shading and cooling of urban spaces by planting trees in thoroughfares. The MoEP prepares a plan in consultation with various ministries and bodies to achieve the objectives outlined in Resolution 1022.
Another track in this support is for authorities from the general sector with more than 50,000 residents. The MoEP assigned them a budget of NIS 6.2 million. The budget is dedicated to the writing of a preparedness plan intended to map relevant risks, create an action plan to address the climate crisis and identify opportunities to improve the quality of life of the residents and their well-being.
The MoEP has been developing Climate Risk Maps, part of a national climate risk portal which will present integrated information for specific authorities in three areas: exposure, sensitivity and preparedness at a high spatial resolution level, including forecasts. The Climate Risk Maps will also allow for knowledge-based determinations of priorities, optimize public and private investments in the preparation steps and improve the physical planning processes.
In January 2024, the MoEP released the first version of the Climate Risk Maps, an interactive geoinformation tool for policymakers and the public. The site presents high-resolution maps of current extreme climate events and physical risks, such as flooding, extreme heating and coastal storms, while also mapping out vulnerable population density. Future updates of the maps will include expected risks in accordance with the different scenarios of the IPCC.
To promote the sharing of knowledge and technologies accumulated in Israel with the world, as well as further development of solutions, the MoEP, Israeli Innovation Institute, Merage Foundation Israel and other partners established the “DeserTech” Desert and Climate Innovation Center (DCIC). DCIC acts as a hub for technological solutions to face the climate challenges in arid areas in fields such as agriculture, water and renewable energy. Emphasis is placed on supporting start-up companies that develop solutions to adapt to climate change in the desert, including cooperation with entities and companies from other countries. The intention is for DCIC to be a leading international center. Connection has been established with international bodies, who have expressed interest in the initiative, including the United Nations Convention to Combat Desertification (UNCCD).
Greening the financial sector
In November 2020, the Bank of Israel joined the Network of Central Banks for Greening the Financial System (NGFS). Also in November 2020, the Tel-Aviv Stock Exchange (TASE) announced the launch of a new index — TA-125 Fossil-Fuel-Free Climate Index. The index is comprised of shares included in the TA-125 index, excluding those of corporations involved in the production chain of fossil fuels. The list of “fossil fuel corporations” will be determined by the Clean Money Forum of the Life and Environment organization, the umbrella for Israel’s environmental organizations. The TASE has also created the TA-Cleantech Index, comprised of 12 shares of clean-tech companies.
In 2021, the country’s Capital Market, Insurance and Savings Authority published instructions on implementing Environmental, Social and Governance (ESG) criteria by institutional investment firms. The same year, the Bank of Israel issued regulations on disclosure of ESG aspects in banks. The Israel Securities Authority is also developing voluntary ESG disclosure standards for public companies.
In 2023, the State of Israel issued its first-ever sovereign green bond, marking a significant milestone in aligning public financing with national environmental and climate goals.
In July 2024, the MoEP published the Israeli Taxonomy of Economic Activities, reflecting the environmental impact of certain economic activities within Israel and their alignment with Israel’s climate and environment goals. This taxonomy, as a policy tool, is intended to encourage investments in economic actions with positive environmental impact and to prevent greenwashing. The Israeli taxonomy is based on the EU taxonomy.
Circular economy and waste management
The Reduction of Single Use Carrier Bags Law, which took effect in 2017, prohibits Israel’s largest supermarkets from distributing single use carrier bags and collecting a fee for others and, as a result of its implementation, the number of plastic bags used in Israel decreased substantially. Large retailers have quarterly reporting obligations to the MoEP and the funds collected from the fees are deposited in the MoEP’s Maintenance of Cleanliness Fund. The collected funds are used for encouraging the reduction of single-use carrier bags through education and conducting clean-up activities. The law is one of five Extended Producer Responsibility laws in Israel, imposing responsibility on manufacturers and importers for the entire life cycle of the products.
The average Israeli generates about 1.79 kg of waste per day (653 kg annually). In the last decade, the rate of waste growth in Israel has averaged approximately 1.8% per year as a result of population growth and increased consumption. About 80% of waste is buried in landfills, a figure that has not changed significantly in the last 20 years. Recycling percentages in Israel are significantly lower than in other OECD countries. The MoEP has presented a strategy that prioritizes waste reduction and recycling over waste incineration or landfilling. Implementation of the strategy is expected to enable the achievement of the following targets by 2030:
•
54% of municipal waste to be recycled;

•
100% infrastructure for sorting and separating organic waste at source;

•
0% landfill of untreated waste and 20% landfill of treated waste; and

•
47% reduction in greenhouse gas emissions, compared to 2020.

In October 2020, the MoEP decided to expand deposit obligations to large beverage bottles to address the problem of disposable plastics in public spaces.
The environmental TAKDUM project (relating to waste treatment), to which Israel is expected to devote NIS 550 million, is moving to the implementation phase. Under this project, within five years 100% of the waste in the Israeli Arab authorities will be transferred to regulated treatment, and the volumes of circulation will be similar to that of the general population.
In October 2022, the Government approved the establishment of a facility at Neot Hovav which will handle the remains of municipal waste from the southern region that cannot be recycled. The facility, which will be the first of its kind in Israel, will be established through a public-private partnership, a solution with wide application in other infrastructure areas such as transportation, water and energy. Additional waste sorting and treatment facilities are to be established over the coming years.
In 2023, Israel joined the High Ambition Coalition to End Plastic Pollution and is taking an active part in developing an international legally-binding instrument to end plastic pollution by 2040.
In 2024, the MoEP, the Economy and Industry Ministry and the Investment Authority assigned NIS 400 million to support the recycling industry in Israel by establishing and expanding recycling infrastructure and industrial plants using recycled materials.
To combat the illegal dumping of construction waste, a new construction waste bill is currently being promoted and has passed first reading in the Knesset. The new bill will ensure construction waste is treated at licensed sites and that waste manufacturers, transporters and treatment facilities are registered and held accountable.
Contaminated soils
The Government has made lowering housing costs a central policy aim. One of the principal means to this aim is to increase the number of available housing units, especially in areas where demand is high but where availability of land is limited. Hence the Government is acting to clear considerable land reserves located in central Israel that in the past have been utilized mainly by the military. This land is contaminated with hazardous material which has led, in many cases, to contamination of the soil, the subsoil and the groundwater. The MoEP has commissioned the Environmental Services Company, a government-owned company, to implement the preliminary process of environmental remediation to enable large-scale marketing of these areas for residential building.
Promotion of environmental awareness in the private sector
Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize the importance of these systems in creating international business opportunities. The Government has also taken steps to promote environmental quality, sustainable development, pollution prevention and waste reduction as a cost-effective strategy. The national green growth plan for the years 2012-2020, which was presented by the Government in 2012, assessed the economic potential of a transition to a green economy and recommended measures for implementation. The recommended measures included removing obstacles to green growth, encouraging the environmental technologies industry, promoting employment in environmentally sustainable sectors, and transitioning to sustainable industry, an environmentally-friendly business sector and green consumption. As of the date hereof, most of the measures proposed under the national green growth plan for 2012-2020 have been successfully implemented.
Green construction
In 2011, the MoEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation, and construction management. In 2018, the MoEP began to regulate the certification process of green buildings by establishing a legal framework for authorizing certification organizations and publishing a register of buildings recognized as green. By 2024, more than 256,231 green building housing units were completed, up from 14,400 in 2020.
In August 2020, binding regulations were approved, requiring that from 2022 all new buildings are to be built in accordance with the Israeli green building standards. Mandatory application would take effect for all new construction projects in two phases. The first phase applies to large-scale building applications, and will cover high-rise residential buildings, commercial construction of 5,000+ square meters and public construction of 1,000+ square meters. The second phase, which took effect in September 2023, applies to any residential construction project that contains six or more apartments, and for any commercial construction over 1,000 square meters in size. In addition, the regulations allow public planning institutions to specify advanced green construction requirements.
Since December 2022, there has been an obligation for builders to present an energy rating for new apartments in Israel. The rating allows new apartment buyers to check in advance if the apartment is energy efficient and to understand the possible savings potential. In doing so, Israel joined the 27 countries of the European Union that have also established a similar obligation in legislation.
Supporting NGOs
The MoEP is supporting environmental organizations in Israel (to the extent of NIS 14 million in 2024) for a variety of activities in environmental content areas, including waste management, recycling, reducing air pollution and environmental innovation.
Additional measures and green financing
In January 2019, the MoEP, the Ministry of Finance and the Ministry of Economy and Industry (the “MoEI”) set up a joint fund to support environmental projects in developing countries, in cooperation with the European Bank for Reconstruction and Development (EBRD). The one-million-Euro fund is supporting projects that relate to water, energy and coping with climate change, mainly in Central and Eastern Europe and Central Asia.
In February 2019, the MoEP and the MoEI, along with the Innovation Authority, announced funding of NIS 14 million for an innovation lab that will focus on environmental protection and sustainability. The MoEP and the Innovation Authority have also published several rounds of support for pilot facilities that test environmental technologies. Over seven rounds, a total of NIS 42 million has already been allocated, representing half of the project cost on average.
The MoEI and the MoEP have promoted the implementation of the National Israeli Action Plan for Circular Economy to facilitate the transition of the Israeli industry from resource-intensive and import-dependent production into competitive production, which is based on circularity, innovation, and resource efficiency. The action plan aims to facilitate this transition by adjusting regulation towards circularity, making relevant knowledge accessible and providing financial support where needed. The roadmap focuses upon three industrial sectors which have the largest potential to become circular and thus have a major effect on the environment: construction and infrastructure, packaging, chemistry and pharma.
The MoEP, MoEI and Ministry of Finance established a Resource Efficiency Center which became operational in March 2020. The aim of this center is primarily to improve the environmental performance of Israeli industry and to increase Israeli industry’s competitiveness, mainly by funding and advising efficiency transitions of industrial plants.
The MoEI, together with the MoEP, is promoting an Industrial Symbiosis Pilot in Israel. The aim is to foster utilization of industrial waste, byproducts and gaseous emissions from industrial plants as raw materials at other plants. Four companies competed in the pilot project in different regions of the country, operating advanced technologies to aid the symbiosis transactions. The pilot project ended in March 2020, and following its evaluation, the MoEI has worked to promote a long-term national project to promote symbiosis through one or two of the companies.

Environmental education
In May 2022, the MoEP and Ministry of Education released a comprehensive curriculum on climate change intended for schools and youth movements. The curriculum will be integrated into the following disciplines: science and technology, geography, biology, agriculture, chemistry, philosophy, political science, visual arts and civic education. The curriculum will involve field trips to river deltas, beaches, desert land and urban areas where the effects of climate change are visible. The incorporation of the curriculum into the activities of youth movements has been granted NIS 15 million in funding, and aims to develop environmental and sustainability leadership as well as peer-led training and educational programs and encourage carbon footprint reduction activities in said movements.
Biodiversity
Israel completed the first national assessment of ecosystem services in 2021 and published its latest State of Nature report in 2024. It intends to adopt a new national biodiversity strategy and action plan and set measurable biodiversity targets consistent with the framework of the Post-2020 Global Biodiversity Framework. Israel has achieved significant progress over the past decade, expanding terrestrial protected areas and creating marine protected areas. As of mid-2022, approximately 25% of the land area and 5.5% of territorial waters of the State of Israel were protected.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), the balance of primary income and the balance of secondary income (current transfers); and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.
In 2024, the shekel remained stable, following two consecutive years of depreciation. The stabilization of the shekel in 2024 can be attributed primarily to the reduced fighting intensity in the war in Gaza, the removal of significant threats to Israel and the ceasefire agreement in Lebanon.
In recent years, exports of services as a share of Israel’s total exports have been increasing as compared to exports of goods. After the total export of services surpassed the total export of goods in 2021, the export of services has continued to represent the majority of total exports throughout from 2022 to 2024, which continued maintaining its upward trend relative to goods exports of goods. In 2024, exports of goods and of services accounted for 45.7% and 54.3% of total exports, respectively, compared to 63.1% and 36.9%, respectively, in 2014.
In 2024, exports declined by 4.9% and imports declined by 0.4% compared to 2023. In 2024, exports accounted for 28.5% of GDP, and imports accounted for 26.0% of GDP. The decline in exports overall was driven by decreases in the export of both goods and services. Exports of goods decreased by 4.2%, while exports of services fell by 5.5%. Within the services sector, business services, primarily high tech services, contracted by 0.5%. Following two years of growth in tourism revenues due to post-COVID-19 recovery, tourism saw a significant downturn in 2024 as a result of the war in Gaza, with tourism revenues falling by 56.9% compared to 2023.
Current transfers — which include financial assistance from the United States, German reparations, and personal and institutional remittances — increased by 8.4% in nominal terms in 2024 to $16.9 billion, up from $15.6 billion in 2023.
Israel’s net international investment position (foreign assets minus liabilities to foreigners) has been in surplus since 2006. At the end of 2024, the net international investment position stood at $222.1 billion (40.8% of GDP), compared to $210.3 billion (41.2% of GDP) in 2023, $161.0 billion (30.7% of GDP) in 2022, and $154.5 billion (31.5% of GDP) in 2021.
Foreign currency reserves held at the Bank of Israel have increased significantly over the past decade, growing from $86.1 billion at the end of 2014 to $214.6 billion at the end of 2024 and $223.626 billion as of May 2025, in nominal USD terms. In line with the change in the long-term trend of NIS appreciation, foreign reserves at the end of 2024 were approximately $214.6 billion — an increase from approximately $204.7 billion in December 2023. From a long-term perspective, foreign reserves grew as a percentage of GDP from approximately 27% in 2014 to 41% by December 2024.
Developments in currency reserves have been led in large part by Bank of Israel policy. Between March 2008 and August 2009, the Bank of Israel conducted daily purchases of foreign currency to raise the level of reserves. After the target level was achieved in August 2009, the Bank of Israel ended its scheduled purchasing policy and launched a policy of intervening in the foreign exchange market on a discretionary basis in events of unusual movements in the exchange rate that it views as inconsistent with underlying economic conditions or when conditions in the foreign exchange market appear to it to be disorderly, which remains the Bank of Israel’s policy. At the beginning of the war, the shekel weakened, and the Bank of Israel sold foreign currency in order to stabilize it. In 2024, the shekel stabilized, and the Bank of Israel did not intervene in the foreign exchange market.

Table No. 15
Balance of Payments(1)
(In Millions of Dollars)
	2020	2021	2022	2023	2024
Current Account Receipts
Exports of goods and services	113,955	141,333	164,655	154,920	153,498
Income from abroad	11,668	17,765	19,655	18,787	18,930
Current transfers	11,956	14,395	14,658	15,582	16,895
Total current account receipts	137,578	173,493	198,969	189,289	189,323
Payments
Imports of goods and services	97,083	127,840	153,565	140,626	140,359
Income to foreigners	15,521	21,680	20,246	21,785	22,508
Current transfers	4,946	7,739	7,789	7,922	8,392
Total current account payments	117,550	157,259	181,600	170,333	171,259
Balances
Trade in goods and services	16,872	13,493	11,090	14,295	13,138
Net income	-3,854	-3,915	-591	-2,998	-3,578
Net current transfers	7,010	6,656	6,870	7,659	8,503
Current account balance	20,029	16,233	17,369	18,956	18,063
Capital Account
Capital account balance	1,714	2,176	2,671	2,391	2,302
Financial Account Investments abroad by Israelis
Direct investment	4,579	10,369	10,955	7,911	11,248
Portfolio investment	15,158	15,509	-1,901	8,494	19,695
Other investments	9,040	13,539	9,972	7,897	12,343
Financial derivatives (net)	-1,361	-1,513	21,740	4,434	-3,720
Reserves assets (net)	37,777	39,674	2,292	-223	8,212
Total investments abroad	65,193	77,578	43,058	28,513	47,777
Investments by Foreigners in Israel
Direct investment	20,969	18,950	22,883	16,135	16,024
Portfolio investment	18,887	30,476	4,259	-11,082	1,962
Other investments	843	9,429	-3,321	2,935	8,058
Total investments in Israel	40,698	58,855	23,822	7,988	26,045
Net Financial Transactions
Direct investment	-16,390	-8,581	-11,928	-8,224	-4,777
Portfolio investment	-3,729	-14,967	-6,161	19,576	17,733
Other investments	8,198	4,110	13,293	4,962	4,284
Financial derivatives (net)	-1,361	-1,513	21,740	4,434	-3,720
Reserves assets (net)	37,777	39,674	2,292	-223	8,212
Financial Transactions Balance	24,495	18,723	19,236	20,526	21,733
Statistical errors and omissions	2,752	313	-803	-821	1,367

(1)
Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

Source:   Central Bureau of Statistics.

Foreign Trade1
Exports of goods2 and services are crucial to the overall performance and competitiveness of Israel’s economy. In 2024, Israeli exports of goods and services reached $153.6 billion, and total imports of goods and services reached $140.65 billion. 2024 concluded with a trade surplus of $12.9 billion, following a trade surplus of $14.3 billion and $11.1 billion in 2023 and 2022, respectively. The annual growth rate of exports of goods and services in 2024 stood at -0.9% after a decline of -5.9% in 2023 and an increase of 16.5% in 2022. Services continue to represent a large share of Israel’s exports. In 2024, services constituted 54.3% ($83.35 billion) of total exports, while goods constituted 45.7% ($70.2 billion). Exports of goods decreased -3.8%, and exports of services grew by 1.7% in 2024. Imports of goods and services increased by 0.02% in 2024, following a decline of -8.4% in 2023. Imports of goods grew by 3.2% and imports of services decreased -6.3% in 2024.
In 2024, the United States remained Israel’s top export destination for goods, with a value of goods exported totaling $17.3 billion. Ireland was Israel’s second top export destination, with $3.3 billion worth of goods exported, followed by China as the third top export destination, with $2.85 billion worth of goods exported in 2024. With respect to trading blocs, the European Union remains Israel’s biggest export market. Israeli exports of goods to the European Union declined -3.5% in 2024. The European Union is also the primary source for imports into Israel, with imports amounting to $25.2 billion in 2024.
In 2024, the composition of Israel’s export of goods mainly included machinery products (29.9%), chemical products (16.1%), optical, medical and other equipment (12.4%), and precious stones and metals (10.6%). Israel’s imports of goods in 2024 mainly included machinery (24.1%), transportation products (11.3%), minerals (10.8%), agricultural products and foodstuff (10.7%), and chemical products (10%).
Trade in services continues to constitute a large part of Israel’s foreign trade. In 2024,3 55.6% or $46.6 billion of Israeli service exports were computer programming, consultancy and other related activities. This sector grew by 6.5% in 2024, after increases of 8.9% and 14.85% in 2023 and 2022, respectively. The second largest sector of Israel’s exports of services was transportation services, which reached $9 billion in 2024 and grew by 46.2% after a decrease of -53.3% in 2023. These significant changes in transportation services resulted from the October 7, 2023 Hamas-led attack on Israel. In 2022, the United States remained Israel’s top service exports destination with $20.6 billion (27.8% of total exports of services), followed by the European Union with $5.4 billion (7.7% of total export of services). In 2022, the United States was the largest provider of imported services to Israel (15.6%), followed by the European Union (9.5%).
Since 2018, U.S.-China trade tensions have mainly impacted Israel indirectly, as Israel deepened its integration into the global economy. Though not initially targeted by tariffs, Israel felt the ripple effects. On April 2, 2025, U.S. President Trump signed an executive order imposing new tariffs on all imports into the U.S., including a 17% tariff on Israeli goods. In response, Israel has pushed to advance a trade agreement with the U.S. while managing broader global pressures.

1
Based on data from Israel’s Central Bureau of Statistics.

2
Trade of goods by country statistics in this section includes diamonds and are by country of origin.

3
Latest data available.

Table No. 16
Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)
	2020	2021	2022	2023	2024
Agriculture(1)
Seasonal crops	356	454	371	384	294
Fruits	438	444	469	706	765
Other	246	254	251	244	252
Total	1,039	1,152	1,092	1334	1,311
Industrial (excl. polished diamonds)
Mining and quarrying	186	180	267	566	573
Food, beverages and tobacco	1,131	1,332	1,357	1401	1,542
Textiles, clothing and leather	923	918	936	916	802
Wood, furniture, cork, paper and printing	434	562	536	547	524
Jewelry	554	796	881	847	875
Chemicals and refined petroleum	11,987	11,706	16,886	14,184	12,928
Rubber and plastics	2,252	2,735	2,726	2,324	2,200
Other non-metallic mineral products	306	324	344	272	205
Basic metal products	658	999	978	798	682
Metal manufacturing assembly, machinery and equipment	5,909	6,883	7,444	6,724	6,810
Electrical equipment	1,176	1,293	1,612	1,829	1,808
Transport equipment	2,578	2,796	3,603	3,388	2,935
Pharmaceutical products	1,863	2,351	3744	2,115	1,999
Electronic components and computers, medical and optical equipment	13,552	17,165	19,106	18,879	19,319
Miscellaneous	132	189	175	200	221
Total	43,640	50,228	60,592	54,839	53,423
Diamonds(1)	5,474	8,779	10,881	7,174	5,523
Diamonds (net)(2)
Polished	2,242	3,529	3,640	2,327	1,856
Rough	857	1,785	1,509	655	516
Total	3,099	5,314	5,149	2982	2371
Total(2)	47,778	56,694	66,833	54,839	53,422
Other goods(2)	52	14	0.4	0.4	0.1
Returned goods	-342	-340	-348	-383	-478
Total (net)(2)(3)	47,489	56,368	66,485	58,772	56,626

(1)
Gross exports.

(2)
Net exports equal total gross exports less goods returned to Israeli exporters.

(3)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 17
Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)
	2020	2021	2022	2023	2024
Consumer Goods
Transportation equipment	2,147	2,774	3,768	3,418	3,175
Furniture and electrical equipment	4,334	5,673	5,523	4,502	5,316
Other	506	646	658	597	719
Durable goods (total)	6,987	9,093	9,949	8,516	9,211
Food, beverages and medicines	4,766	5,589	5,880	5,704	6,212
Clothing and footwear	2,144	3,058	3,501	2,880	3,246
Household utensils	1,344	1,808	1,591	1,349	1,493
Other	2,720	3,882	4,442	4,040	4,670
Non-durable goods (total)	10,974	14,336	15,414	13,973	15,621
Total	17,961	23,429	25,364	22,489	24,832
Agriculture	1,298	1,638	1,889	1,445	1,328
Raw food products	2,797	3,566	4,222	3,839	4,123
Fabrics	661	744	777	651	678
Wood and related products	603	900	943	677	628
Chemical products	5,292	6,054	7,306	5,847	5,884
Rubber and plastics	2,476	3,543	3,870	2,885	2,833
Paper-making material	666	774	1,014	770	802
Iron and steel	2,511	3,690	4,489	3,646	3,579
Precious metals	145	290	273	262	352
Non-ferrous metals	839	1,105	1,252	1,041	1,131
Machines and electronics	11,465	13,668	16,020	14,690	14,939
Other industries	2,756	3,415	3,889	3,430	3,462
Fuels	5,528	9,010	14,461	10,753	9,307
Total	37,036	48,397	60,405	49,935	49,045
Investment Goods
Machinery and equipment	7,227	8,892	8,933	8,553	8,439
Transport vehicles(2)	3,617	4,900	5,303	5,825	5,864
Ships and aircraft	349	350	1,452	658	620
Total	11,193	14,143	15,688	15,036	14,922
Diamonds (net)	2,961	5,128	5,062	3,274	2,302
Other goods	249	0	7	0	0
Returned goods	-124	-123	-200	-164	-122
Total (net)(3)(4)	69,276	90,975	106,326	90,570	90,979

(1)
Due to changes in classification, there are updates to figures reported in previous years.

(2)
Excluding ships and aircraft.

(3)
Net imports equal total gross imports less goods returned to the suppliers.

(4)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 18
Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)
	2020		2021		2022		2023		2024
Americas	15,638	31.2%	19,271	32.0%	22,893	31.5%	20,754	32.5%	19,866	33%
USA	13,132	26.2%	16,319	27.1%	18,617	25.7%	17,583	27.6%	17,122	28.4%
Other America	2,506	5.0%	2,952	4.9%	4,277	5.9%	3,170	5%	2,744	4.6%
Europe	17,575	35.0%	20,358	33.8%	26,045	35.9%	23,072	36.2%	20,888	34.7%
EU	14,667	29.2%	16,490	27.4%	17,994	24.8%	17,905	28.1%	17,298	28.7%
EFTA	506	1.0%	812	1.3%	1,597	2.2%	737	1.2%	664	1.1%
Other Europe	2,403	4.8%	3,056	5.1%	6,454	8.9%	4,430	6.9%	2,926	4.9%
Asia	11,403	22.7%	14,169	23.6%	16,658	22.9%	13,307	20.9%	12,373	20.5%
Africa	586	1.2%	735	1.2%	743	1.0%	953	1.5%	780.2	1.3%
Oceania	546	1.1%	637	1.1%	661	0.9%	562	0.9%	547	0.9%
Other	4,405	8.78%	4,989	8.3%	5,565	7.7%	5,114	8%	5,801	9.6%
Total	50,154	100%	60,158	100%	72,565	100%	63,761	100%	60,256	100%

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source:   Central Bureau of Statistics.
Table No. 19
Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)
	2020		2021		2022		2023		2024
Americas	9,566	13.6%	10,190	11.1%	11,502	10.7%	10,601	11.5%	11,197	12.2%
USA	8,327	11.8%	8,631	9.4%	9,639	8.9%	9,059	9.9%	9,226	10%
Other America	1,239	1.8%	1,559	1.7%	1,863	1.7%	1,542	1.7%	1971.5	2.15%
Europe	37,088	52.7%	47,014	51.0%	50,397	46.8%	43,888	47.8%	41,362	45.0%
EU	27,475	39.1%	34,362	37.3%	37,150	34.8%	30,745	33.5%	31,391	34.2%
EFTA	5,466	7.8%	6,898	7.5%	6,542	6.1%	5,193	5.7%	4,842	5.3%
Other Europe	4,147	5.9%	5,753	6.2%	9,532	8.8%	7,950	8.7%	5,128	5.6%
Asia	17,917	25.5%	25,382	27.5%	30,650	28.3%	25,880	28.2%	29,406	32%
Africa	323	0.5%	331	0.4%	434	0.4%	748	0.8%	806	0.9%
Oceania	201	0.3%	240	0.3%	265	0.2%	280	0.3%	197	0.2%
Other	5,230	7.4%	9,002	9.8%	14,596	13.5%	10,391	11.3%	8,896	9.7%
Total	70,326	100%	92,159	100%	107,754	100%	91,787	100%	91,865	100%

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source:   Central Bureau of Statistics.

Table No. 20
Merchandise Trade Indices
(Base Year: 2020 = 100)
	2020	2021	2022	2023	2024
Indices of Physical Volume
Exports	100	113.5	127.8	113.4	108.9
Imports	100	118.6	124.2	110.5	112
Indices of Prices
Exports(1)(2)	100	104.7	108.9	107.8	107
Imports(1)(2)	100	111.5	123.3	118.5	117
Terms of Trade	100	93.9	88.3	90.5	91.5

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

(2)
Excluding ships and aircraft.

Sources:   Ministry of Finance and Central Bureau of Statistics.
AML/CFT/CPF Regime
Israel is committed to maintaining its robust Anti-Money Laundering and Combating the Financing of Terrorism (“AML/CFT”) framework and has strong AML/CFT strategies in place. In 2002, Israel established the Israel Money Laundering and Terror Financing Prohibition Authority (“IMPA”), which is the Israeli Financial Intelligence Unit (“FIU”), responsible for combatting money laundering and terror financing in Israel.
The Government has set the targeting of illicit proceeds as a primary objective in combatting serious and organized crime. Stemming from this, Government Decision no. 4618 (2006) was issued which requires all relevant agencies to co-operate and implement their activities on the basis of work plans adopted at the highest level by the Executive Steering Committee (the “ESC”). The ESC, headed by the Attorney General and comprised of the most senior representatives of law enforcement agencies (the Israel National Police, Israel Tax Authority, Israel Securities Authority and IMPA) leads the country’s integrated AML/CFT strategy and policy to counter serious and organized crime, including the targeting of its proceeds.
The Inter Agency Implementation Committee (“IC”) is the main operational body that implements the ESC’s policies and directives. The IC is comprised of Israel’s key AML/CFT agencies, including law enforcement authorities (the Israel Police, Tax Authority and Securities Authority), the financial intelligence unit (“IMPA”), Israeli Prison Service, Bank of Israel, Ministry of Economy and Industry and Ministry of Justice.
The National Bureau for Counter Terror Financing (“NBCTF”), housed within the Ministry of Defense (“MoD”), is responsible for countering terror financing and is a combined inter-ministerial effort against terrorist financing. The NBCTF is responsible for outlining the national enforcement policy, conducting CFT risk assessment, and coordinating national CFT strategies and enforcement policies. The NBCTF also works to counter proliferation financing (“CPF”) and the Sanctions Bureau under the Ministry of Finance (“MoF”) co-ordinates the work regarding CPF strategy and CPF sanctions.
AML/CFT Legislation
Anti-Money Laundering Law
The Prohibition on Money Laundering Law (the “PMLL”) enacted in 2000 is the main act of legislation for Israel’s anti-money laundering (“AML”) regime. The PMLL covers four key elements of the AML regime:
•
Prevention:   The PMLL is the primary legal instrument setting out the preventive measures (including customer due diligence, reporting and record-keeping) which apply to the covered financial and designated non-financial business and professions (“DNFBP”) sectors in Israel. It empowers individual financial and DNFBP supervisors to enact rules for operational requirements of these preventive measures. In addition, where applicable Israel relies on general sectoral-specific supervisory power to implement preventive measures for AML/counter financing of terrorism (“CFT”). The regime covers all financial institutions required by the Financial Action Task Force (the “FATF”) and includes banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, trading platforms and the postal bank. For DNFBPs, lawyers and accountants are subject to licensing requirements and limited AML/CFT obligations, but are not required to report suspicious transactions under any circumstances. Real estate agents are subject to a market entry licensing regime. Dealers in precious stones are covered under Israel’s AML/ CFT system.
•
Criminal Sanctions:   The PMLL establishes money laundering as a criminal offense, punishable by imprisonment and large fines. It also establishes a list of money laundering-associated predicate offenses.

•
Confiscation:   The PMLL establishes both criminal and civil confiscation mechanisms. Confiscation may be in addition to criminal sanctions.

•
IMPA:   The PMLL established IMPA as Israel’s financial intelligence unit. In its main capacity, IMPA is the national center for the receipt and analysis of unusual and currency transaction reports and disseminates the results of such analysis to various authorities, as prescribed by the PMLL.

Since the enactment of the PMLL, Israel has enacted legislative amendments to meet the FATF international standards and any updates thereto.
Counter Terrorism Law
Israel’s Counter Terrorism Law was enacted in 2016 with the purpose of providing government agencies with adequate criminal law and administrative law tools in order to counter the terror threats that Israel faces. The law ensures that Israel is on par with other countries leading the fight against terror and terror financing and that it meets the international standards set in this regard.
Reporting Suspicious Activity
The AML/CFT sector-specific Orders impose certain obligations on financial institutions and DNFBPs. These Orders require obliged entities to report to IMPA two types of reports: (1) reports on transactions above a certain threshold and of a certain type (referred to as currency transaction reports), and (2) reports on unusual activities (referred to as unusual activity reports). In 2024, IMPA received more than 3.13 million currency transaction reports and approximately 123,900 unusual activity reports. IMPA disseminated these reports to the Israel National Police, Tax Authority, security agencies and to other financial intelligence units, all of which have been instrumental to Israel’s AML/CFT efforts. These have led to the successful investigation, prosecution and conviction of complex and significant money laundering and terrorist financing cases.
International Cooperation and Evaluation
Israel has been a full member of the FATF since 2018 (and was previously an observer state between 2016 and 2018). In addition, Israel is a member of Moneyval (Council of Europe’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism), a FATF-style Regional Body. The Israeli FIU (IMPA) is a member of the Egmont Group of Financial Intelligence Units.
In 2018, Israel underwent a rigorous and comprehensive mutual evaluation of its AML/CFT regime. In December 2018, with the publication of the FATF/Moneyval mutual evaluation report, Israel became a full member of the FATF. Following the successful outcomes of its evaluation, Israel was placed in the FATF’s regular follow-up process. In May 2022, the FATF published Israel’s first regular follow-up report (FUR). The FUR re-rated Israel’s technical compliance with the following: (i) Recommendation 2 on international cooperation — Israel retained its rating as compliant; (ii) Recommendation 15 on New Technologies and Virtual Asset obligations — Israel was re-rated as largely compliant; and (iii) Recommendation 16 on wire transfers — Israel was upgraded and re-rated as largely compliant. Israel’s satisfactory level of progress qualifies it to remain within the scope of the FATF’s regular follow-up process (as opposed to the enhanced follow-up process required of other countries). In October 2022, the FATF decided that the fourth round follow-up process of Israel is deemed concluded, and Israel would no longer be required to report back to the FATF in June 2024. Israel is expected to undergo the FATF’s fifth round mutual evaluation in 2028, through which the FATF will assess the implementation of the applicable standards during the five-year period preceding the evaluation.
The results of Israel’s 2018 mutual evaluation determined that Israel has successfully demonstrated its strong commitment to combating money laundering and terrorist financing, achieves good results in identifying and responding to the risks it faces and has a robust and effective AML/CFT regime. The 2018 mutual evaluation report further concluded that Israel has strong and comprehensive national mechanisms to coordinate the development and implementation of AML/CFT policies and activities.
The 2018 mutual evaluation report noted that significant improvements were still needed to strengthen supervision and implementation of preventive measures. Additionally, the report found that with regards to technical compliance, Israel’s legal framework is particularly strong, with only some areas in need of significant improvement, such as measures related to wire transfers, internal controls and financial institutions’ foreign branches and subsidiaries, and the full range of preventive measures and supervision for several DNFBPs.
The 2018 mutual evaluation report also found that the respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the Israeli financial market are broadly in line with the relevant EU legislation and FATF recommendations, as are the arrangements for AML supervision for Israeli banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.
Foreign Investment
The volume of foreign direct investment in Israel totaled approximately $26.9 billion in 2024, compared to $14.4 billion in 2023. From 2020 to 2024, the total volume of net foreign direct investment in Israel was approximately $49.5 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $10.5 billion in 2024, compared to approximately $9.7 billion in 2023.
Table No. 21
Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)
	2020	2021	2022	2023	2024
Nonresident Investment	40,699	58,857	24,693	14,394	26,922
By investment type
Direct Investment	20,969	18,950	23,031	15,111	16,808
Portfolio Investment	18,886	30,476	4,892	-3,175	2,026
Other Investment	844	9,431	-3,231	2,459	8,087
Resident Investment abroad	65,192	77,579	42,542	30,338	46,697
By investment type
Direct Investment	4,579	10,369	10,246	9,728	10,478
Portfolio Investment	15,158	15,509	-1,708	8,501	19,646
Other Investment	9,040	13,539	9,973	7,898	12,081
Reserve Assets	37,776	39,675	2,291	-223	8,212
Financial Derivatives	-1,361	-1,513	21,740	4,434	-3,720
Net financial account	-24,493	-18,722	-17,849	-15,944	-19,775

Source:   Central Bureau of Statistics and Bank of Israel.

Foreign Exchange Controls and International Reserves
In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $277.1 billion at the end of 2024. Foreign currency reserves grew from $86.1 billion at the end of 2014 to $214.6 billion at the end of 2024.
All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.
The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors.
Reporting requirements established by the Bank of Israel apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members and certain foreign banks) and foreign residents that carried out a daily average of at least $15 million in Shekel- denominated intraday transactions in foreign exchange swaps and forward contracts, interest rate swaps and inflation swaps in the prior twelve months. The reporting requirements include a daily report on the details of every conversion transaction between Israeli currency and foreign currency and every transaction involving Israeli currency in foreign currency, index and interest rate derivatives to be submitted not later than one trading day after the trade was executed, as well as a monthly report of the inventory of such open trades, which is to be submitted no later than one trading day after the end of each month being reported.
Table No. 22
External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)
	2020	2021	2022	2023	2024
External Debt
Public sector	62,408	81,645	79,057	68,604	67,558
Private sector	50,914	58,628	56,726	51,838	53,271
Banking system	16,608	20,053	19,396	24,798	26,555
Total	129,930	160,326	155,179	145,240	147,384
External Assets
Public sector	176,144	219,775	201,442	209,449	224,593
Private sector	117,740	115,891	107,548	121,128	135,783
Banking system	40,161	50,316	55,284	64,698	64,121
Total	334,045	385,982	364,274	395,275	424,497
Net External Debt	-204,115	-225,656	-209,095	-250,035	-277,113

Source:   Bank of Israel
Table No. 23
Foreign Currency Reserves at the Bank of Israel (Annual Average, Millions of Dollars)(1)
2020	2021	2022	2023	2024
147,777	197,051	197,713	199,800	212,435

(1)
Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).

Source:   Bank of Israel.

Foreign Exchange Rates
The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below).
From March 2008 through January 2022, the Bank of Israel purchased a total of approximately $145.6 billion in the foreign exchange market.
At the outbreak of the war in Gaza in October 2023, the Bank of Israel sold, for the first time, $8.5 billion in foreign exchange reserves. The sales were made as part of a program announced by the Bank of Israel with the goal of moderating the volatility in the shekel exchange rate and to provide the liquidity required for the continued proper functioning of the markets.
Table No. 24
Average Exchange Rates
(NIS per Currency Unit)
	2020	2021	2022	2023	2024
U.S. dollar	3.442	3.230	3.358	3.690	3.699
British pound sterling	4.413	4.446	4.151	4.589	4.728
Euro	3.923	3.822	3.536	3.990	4.002
Japanese yen	3.223	2.945	2.568	2.624	2.445

Source:   Bank of Israel.

THE FINANCIAL SYSTEM
Bank of Israel
The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Professor Amir Yaron, who was appointed to a second term in December 2023 after having served in the United States as a Professor of Finance at The Wharton School, University of Pennsylvania.
According to the Bank of Israel Law, which became effective on June 1, 2010, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.
The Bank of Israel operates with full autonomy in the execution of its functions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform (on the stock exchange or in another regulated market or off-market) an action or transaction of any kind that is customary in the capital, money and foreign exchange markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.
As stipulated in the Bank of Israel Law, the Bank of Israel is prohibited from financing government budget deficits or lending to the Government, including via direct purchase of government bonds at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, based on year-over-year changes in the CPI.
The Bank of Israel is the sole banker of the government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.
As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Bank of Israel Monetary Committee as mandated by the Bank of Israel Law. The Monetary Committee is composed of three members who represent the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor), and three members who represent the public and are appointed by the Government.
The Supervisory Council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The Supervisory Council is composed of the Governor, the

Deputy Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.
Monetary Policy
Monetary Framework.   At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. In 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. This tight monetary policy and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1% to 3% since 2003. From 2003 until 2008, actual inflation averaged 1.5%, towards the middle of the target range, with considerable year-to-year variation due primarily to short-term exchange rate pass-through effects and foreign price shocks, especially in the food and energy sectors.
From 2008, monetary policy was conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. The global financial crisis that began in the summer of 2007 and worsened during 2008 significantly affected Israel’s monetary policy. At the start of the crisis, domestic economic activity was robust, but concerns over the worsening financial situation abroad led to expectations of a recession. The Bank of Israel reduced the interest rate at the beginning of 2008. In the third quarter of 2008, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. By the end of 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, the interest rate was cut to 2.5%, followed by a further decrease of 0.5% in April 2009. In retrospect, the acute effects of the global financial crisis on the real economy in Israel lasted only two quarters (the fourth quarter of 2008 and the first quarter of 2009), but this was not known at the time. Only towards the end of 2009 did concerns of continued severe recession abate.
The terror attack launched by Hamas on October 7, 2023 and the war in Gaza which followed caused a significant disruption to the Israeli economy in the fourth quarter of 2023. In view of the war, the Monetary Committee’s policy has focused on stabilizing the markets and reducing uncertainty, alongside price stability and supporting economic activity. The Bank of Israel also sold $8.3 billion in foreign currency in October 2023 in order to moderate the volatility of the shekel.
Key trends in economic indicators and monetary policy since the global financial crisis and through subsequent developments, including the impact of COVID-19 and the war in Gaza, among others, are as follows:
1.
Steady and significant improvement in key labor market indicators, including higher labor force participation rates and significantly lower unemployment. In 2021, when economic activity began to recover from the effects of the COVID-19 pandemic and special assistance to the unemployed was discontinued, employment began to recover. The expansion of demand in the economy continued in 2022 and was reflected in the continued tightening of the labor market, as the annual average job vacancy rate increased, and unemployment declined. This led the labor market to converge to a full employment environment, with the labor participation rate and the employment rate surpassing their 2019 levels. This process continued in the first three quarters of 2023, with a 3.6% seasonally adjusted rate of unemployment and a 61.3% employment rate. In the fourth quarter of 2023, the quarter in which Hamas attacked and the war in Gaza ensued, the broad unemployment rate (which considers absentees as unemployed) rose to 7.9% and the broad employment rate dropped to 57.7%. The initial drop in employment was due to the school system being shut down for most of October 2023 due to Hamas’s rocket attacks and the extensive reservist call up. The labor market largely recovered in 2024. The broad employment rate rose to 60.3% and the broad unemployment rate dropped to 3.8%, while the regular employment rate was 60.8% and regular unemployment rate was at 3.0%.

2.
A continued increase in real output growth relative to most other OECD countries. GDP grew at an average rate of 4% from 2010 to 2022. GDP growth slowed in 2023-2024 due to the war in Gaza, with the growth rate dropping to 1.8% in 2023 and 1.0% in 2024.

3.
A sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the global financial crisis and thereafter. Between December 2007 and December 2022, home prices increased by approximately 209% and by 144% in real terms (adjusted for the CPI). In 2022, housing prices increased by 14.6% compared to 2021. However, in 2023, housing prices decreased by 0.7% compared to 2022, and then in 2024 increased again by 7.4% compared to 2023.

4.
Continuous declines in the government debt-to-GDP ratio from 2009 to 2017 alongside more expansionary fiscal policies in the areas of healthcare and education since 2016, which reflect the Government’s response to social needs. The public debt-to-GDP ratio rose slightly in 2018, but declined again and reached 59.1% in 2019. In 2020, the Government implemented economic rescue plans in response to the COVID-19 pandemic, which increased unemployment payments and other transfer payments and supported businesses. This expenditure, along with the reduction in tax revenues due to the reduced economic activity in 2020, caused the public debt-to-GDP ratio to rise to 71.1%. In 2021, the economic recovery was reflected in buoyant tax revenues, which, together with the decline in pandemic-related expenditure, reduced the debt-to-GDP ratio to 67.7%. In 2022, the total deficit of the general government declined sharply, to just 1.6% of GDP, following two years of relatively high deficits due to the pandemic. Accordingly, and with the rapid growth of GDP, public debt declined in 2022 to 60.3% of GDP at the end of the year. In 2023, following the high government expenditure relating to the aftermath of the October 7, 2023 attacks and the war in Gaza in the fourth quarter, the total deficit of the general government rose to 6.8% of GDP and the debt-to-GDP ratio rose to 61.5%. In 2024 the war in Gaza led to an additional rise in government expenditure, causing the debt-to-GDP ratio to 67.9%. The deficit of the central government rose from 4.1% in 2023 to rise to 6.8% in 2024.

5.
In recent years, there was a current account surplus. The surplus was 3.3% of GDP in 2021 and 2022 and 3.7% in 2023. In 2024 it dropped back to a surplus of 3.2%.

6.
In late 2012 the nominal effective exchange rate began an appreciation trend which largely continued until mid-2022. This culminated in annual shekel appreciation rates of 5.1% in 2020 and 7.9% in 2021, and was followed by a 6.6% depreciation in 2022, a 1.5% depreciation in 2023, and a 3.6% appreciation in 2024. In 2024 the exchange rate of the shekel was significantly impacted by geopolitical developments and the risk premium. Despite the increase in the country’s risk premium due to the war, the shekel appreciated by the end of 2024 compared to its level before the war. Since the social protests in 2011, consumer awareness has increased in Israel, and with it the desire to lower the cost of living. In parallel with the measures adopted by the Government achieve this goal, there have been changes in consumer behavior patterns in Israel reflected by exposure to online purchasing through domestic and international websites, which has increased competition in the domestic tradable goods market and lowered prices.

7.
Relatively high inflation in 2009-2011, then moving to within the target range in 2011-2013, and then dropping from the second half of 2013 until the first half of 2020. Actual CPI inflation was negative or close to zero between 2015 and 2020. The low inflation rate in those years was mainly due to the appreciation of the shekel and increased competition against the background of technological improvements. In contrast, the demand side remained strong. Inflation has been on a rising trend since mid-2020. It crossed the lower bound of the target range (1%) in the first half of 2021 and the upper bound (3%) in the beginning of 2022. Inflation was 5.3% at the end of 2022 (measured at year-end), and 3.0% at the end of 2023, lower than in most OECD member countries. In 2024 the annual inflation rate stood at 3.2%, slightly above the upper limit of the target range. Inflation accelerated in the second and third quarters of the year and moderated towards its end. Medium and long term inflation expectations remained anchored within the target range for most of the year.

Developments in inflation, real output growth and interest rates since the global financial crisis may be grouped into eight periods:
1.
Mid-2009 to mid-2011, a period of robust real GDP growth (5% annual average) along with relatively high inflation (over 4% in 2011) due to increases in global energy and food prices. In response to the increased inflation, the Bank of Israel increased the key policy rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, and to a peak of 3.25% in mid-2011.

2.
Mid-2011 through mid-2013, a period of slower GDP growth (2% annual average) and inflation within the target range, due in part to the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis. However, during this period, Israel’s growth consistently exceeded the growth of major advanced economies. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, and maintained a 1.75% level until mid- May of 2013. Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas fields and the start of local production of natural gas.

3.
Mid-2013 to 2015, a period of slower GDP growth of approximately 3%, reflecting accelerated growth in private consumption alongside stagnant investment and a slowdown in exports, with sharply declining inflation.

4.
2016 to 2019, a period in which GDP growth stabilized around 3.5% (near the long-term rate of growth), and the inflation rate was below the lower bound of the inflation target most of the time. The key policy rate which had been reduced to 0.1%, a near-zero level, in March 2015 remained there until December 2018, when it was raised to 0.25%. Inflation reached the target range in June 2018 and stayed slightly above the lower bound of 1% for 11 of the next 12 months. However, starting in the second half of 2019, the expected interest rate path changed from upward to downward, in view of the worsening global conditions, monetary accommodation in the U.S. and Europe, and the significant decline in annual inflation to below the target range.

5.
The year 2020, which was marked by the global outbreak of the COVID-19 pandemic, was characterized by a 1.9% decrease in real output and a negative rate of inflation. The interest rate was reduced back to 0.1% in April 2020. Inflation remained negative throughout most of the year and totaled -0.7% as of December 31, 2020. The main catalysts for the low inflation rates in 2020 included declines in global energy and food prices, as well as significantly reduced activity and demand in the global economy.

6.
2021 – 2022, a period characterized by a quick economic recovery from the COVID-19 crisis, in which real output increased quickly, and inflation rose above the target. The interest rate rose from 0.1% in 2021 to 3.25% by the end of 2022.

7.
2023, a year in which inflation decreased throughout the year (compared to 2022) due to four interest rate increases: to 3.75% in January, 4.25% in February, 4.5% in April and 4.75% in May, while GDP growth slowed. The fourth quarter of 2023 was characterized by a significant decrease in GDP growth rate due to the war in Gaza.

8.
2024, a year in which inflation increased throughout the year (compared to 2023) although the interest rate remained relatively high at 4.5%, and GDP growth slowed due to the war in Gaza.

In 2021, global energy and other commodity prices increased sharply and global market demand posted a strong recovery. However, the appreciation of the shekel moderated the resulting inflation. In 2022, Israel’s GDP increased by 6.3% due to the recovery from the effects of the COVID-19 pandemic and the lifting of policies implemented in response. In 2023, Israel’s GDP increased by only 1.8% due to political changes, and, in large part, to the war in Gaza. In 2024, Israel’s GDP increased by only 1.0% due, in large part, to the war in Gaza. Government consumption rose by 13.8% and despite the war, private consumption rose by 3.7%. Investment decreased by 6.3%, largely due to the drop in residential housing investment caused by the shortage of workers in the construction sector. Exports dropped by 3.9%, with half that drop being due to the drop in tourism. In total, domestic uses rose by 1.9%.

In 2022, the Consumer Price Index increased by 5.3% (measured at year-end) — above the inflation target of 1 – 3%. This increase continued the acceleration in the pace of inflation that began in 2021. As a result, the Bank of Israel increased the interest rate markedly — from 0.1% to 3.25% — during the year. In 2023, the Consumer Price Index rose by 3.0% (measured at year-end), and returned to the upper boundary of the inflation target in Israel, a moderation in the pace of inflation following prior increases. The increased inflation that began in 2021 and its moderation in 2023 were influenced by both domestic and global factors. The Bank of Israel continued raising the interest rate until mid-2023, from 3.25% to 4.75%. In early 2024, the Bank of Israel reduced the interest rate to 4.5%. Later in the year, the Bank of Israel Monetary Committee left the interest rate unchanged, noting in its decisions that the policy path would be data dependent. The Committee’s assessment was that the current and expected interest rate environment would lead to the restraining of inflation without hindering economic recovery.
Foreign exchange market interventions since the global financial crisis:
In 2008, the Bank of Israel resumed foreign exchange intervention after a ten-year hiatus. This began with a plan to increase its foreign exchange reserves through direct purchases in the foreign exchange market. Although the objectives of foreign exchange interventions have varied depending on the circumstances, they have included increasing the level of foreign exchange reserves (in the early stages of the intervention), moderating the effects of the substitution of domestic natural gas for imported oil on the exchange rate from 2013 to 2019, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.
In January 2021, as a result of several factors, including (a) a sharp appreciation of the shekel at the beginning of the year, (b) the implementation of market-curbing governmental measures in response to additional COVID-19 outbreaks, which led to a sharp increase in the unemployment rate, and (c) the negative inflation environment, the Bank of Israel announced its intention to purchase $30 billion of foreign currency over the course of the year. After the shekel posted a sharp upward trend toward the end of 2021, the Bank of Israel further increased its foreign currency purchase commitments. In total, the Bank of Israel purchased approximately $35 billion in 2021, thereby moderating the appreciation of the shekel. During 2021, the shekel appreciated by 7.9%. In 2022, the shekel depreciated by 6.6% in terms of the nominal effective exchange rate, following a trend of appreciation that lasted for about a decade. The depreciation was supported by foreign exchange purchases by institutional investors due to the decline in equity prices abroad, as well as by the expansion of the monetary interest rate gap with the United States. In 2023, the shekel depreciated by 1.5% in terms of the nominal effective exchange rate, following a trend of appreciation that lasted for about a decade. The depreciation was influenced by political changes in Israel and by the war in Gaza. At the onset of the war, there was an increase in Israel’s risk premium, as reflected in the yield spreads on Israeli government bonds versus U.S. government bonds (10 years denoted in USD) and the CDS premium. Towards the end of the year, these indices declined significantly, but their levels remained higher than prior to the war in Gaza. The exchange rate of the shekel was largely unaffected by geopolitical developments and the risk premium. Despite the increase in Israel’s risk premium due to the war, the shekel at the end of 2024 was below its pre-war levels.
On October 9, 2023, the Bank of Israel announced that it would sell up to $30 billion in foreign currency in order to moderate the volatility of the shekel and provide necessary liquidity for the continued proper functioning of the markets after the October 7 attacks. $8.5 billion in foreign currency was sold under this program.
Implementation of Monetary Policy.   The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Central Bank bills (“Makam”), and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows to and from the monetary base of Governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis in 2008, the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.
The Bank of Israel may also absorb liquidity by selling Makam, which is formally a liability of the Government but issued by the Bank of Israel for monetary policy purposes. Unlike Bank of Israel’s other monetary instruments, Makam securities are traded on the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel has expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.
The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or to deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.
In view of the risks embodied in the rapid rise of home prices and the expansion of housing credit, the Bank of Israel’s Banking Supervision Department implemented macro prudential measures with regard to banks’ mortgage loans in order to support financial stability. These measures included: (i) redefining housing credit extended to organized purchasing groups as credit extended to the construction industry instead of households’ mortgages, thus requiring banks to meet stricter credit standards; (ii) increasing the capital provision requirement against high loan-to-value mortgages; (iii) requiring the re-examination of risk management in the housing credit portfolio; (iv) demanding a higher capital provision against variable- interest loans; (v) in 2011, limiting variable-rate mortgages to one-third of the total housing loan granted to a borrower; and (vi) in 2012, limiting the loan-to-value ratio of mortgages.
In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate would remain accommodative for a considerable time. At the same time, the Committee determined that there was no room to utilize other monetary tools (including negative interest rates or bond purchases); the decision was based on assessed economic health and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed the text of the forward guidance and announced that the accommodative monetary policy will continue as long as necessary in order to bring the inflation environment within the target range.
During 2020, against the backdrop of the COVID-19 pandemic and the associated economic challenges, the Monetary Committee implemented several measures aimed at coping with the resulting turmoil, including mitigating the adverse economic impact of the COVID-19 pandemic, ensuring the continued orderly functioning of the financial markets, enhancing the pass-through from the Bank of Israel interest rate to market interest rates, encouraging market demand and mitigating inflation through easing credit conditions. This was done primarily through the purchase of government bonds and the provision of loans to the commercial banks to facilitate the advancement of credit from commercial banks to small and micro businesses.
Table No. 25
Selected Interest Rates(1)
	Interest — credit to large businesses	Average Interest on Daily Commercial Bank Deposits at the Bank of Israel	Interest on residential loans (mortgages)(2)	Yield to Maturity of 12-month Treasury Bills
2020	1.8	0.1	3.2	0.1
2021	1.5	0.1	3.1	0
2022	2.8	1.2	4.1	1.7
2023	6.2	4.5	5	4.5
2024	6.1	4.5	4.9	4.2

(1)
Percent per year.

(2)
Fixed interest, total banking system, annual average.

Source:   Bank of Israel.
Table No. 26
Monetary Indicators
(Percentage Change over Previous Period)(1)
	2020	2021	2022	2023	2024
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	508,658	633,845	693,765	537,173	525,062
M2 (in millions of NIS annual average)(4)	1,011,363	1,212,395	1,365,891	1,291,443	1,375,429
M1	20.7%	24.6%	9.5%	-22.6%	-2.3%
M2	17.6%	19.9%	12.7%	-5.5%	6.5%
Public Sector Injection/GDP(5)	1.5%	-0.4%	1.4%	0.4%	-0.6%
Bank Of Israel Injection/GDP(6)	-4.7%	-4.9%	-1.0%	1.7%	1.1%
NIS/U.S.$(during period)	-6.6%	-3.6%	10.2%	6.4%	-1.5%
Real Yield To Maturity On 5 Year Indexed Government Bonds	-0.7%	-1.5%	-0.5%	1.4%	1.7%
Nominal Yield On Equities (during period)(7)	-0.4%	31.0%	-15.5%	4.9%	30.7%
Nominal GDP	-1.0%	11.9%	11.5%	6.5%	6.4%

(1)
Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.

(2)
Includes mortgage banks.

(3)
Currency in circulation plus demand deposits.

(4)
M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.

(5)
Contributions to monetary expansion.

(6)
Includes swap transactions, with respect to the redemption of government bonds held by the Bank of Israel.

(7)
Includes convertible securities and warrants. The data have been adjusted for dividend distributions and stock splits.

Source:   Bank of Israel.
Banking System
Introduction.   The Banking Supervision Department (“BSD”) is the primary regulator of Israeli banking corporations and systemic payment services providers (including credit card companies). The BSD is headed by the Supervisor of Banks, who is appointed by the Governor of the Bank of Israel (“BoI”). The BSD is committed to meeting all international standards set by the Basel Committee on Banking Supervision (“BCBS”) as well as other international standards that in the BSD’s view may improve the stability and resilience of the Israeli banking system. Over the past ten years, the BSD has enhanced its risk-based supervision framework by implementing the BCBS’s set of measures developed in response to the Global Financial Crisis of 2008, commonly referred as “Basel III”. Furthermore, the BSD has enhanced its capital and liquidity requirements in accordance with the reforms incorporated into the Basel III post-crisis guidelines. Currently, the BSD is working on the adoption of “Basel III: finalizing post-crisis reforms” published by the Basel Committee, which aims to further improve the robustness and risk sensitivity of the Basel III framework. The reforms are being implemented gradually. The BSD has also introduced a wide range of macro-prudential measures in past years to better align capital requirements with the risks inherent in the housing and real-estate credit portfolios and to reduce the exposure of the banking system and its customers to those risks. Moreover, the BSD took steps to enhance the AML/CFT risk management framework and to achieve more effective AML/CFT supervision.
The changing operating environment, including the integration of new technologies, innovative channels, systems and products into the financial systems in the global markets, led the BSD and other financial regulators to prioritize the responsible implementation of these new technologies within the financial and banking system. The BSD adjusted its operations and regulations to accommodate these changes and to address the potential risks of digitalization and technological innovation in finance.
At the onset of the war in Gaza, which commenced on October 7, 2023, the BSD responded immediately with a series of measures aimed at addressing the various challenges that emerged in the banking sector, ensuring continuity of business operations and uninterrupted provision of services to the public. Banking corporations were directed to handle customer interactions with sensitivity, and to intensify the monitoring and management of operational and financial risks. The actions taken by the BSD included: issuing guidelines for operating bank branches, establishing an emergency call center, introducing assistance measures in various consumer-related areas, outlining payment deferral programs for loans, intensifying the monitoring of risk developments, and providing guidelines on prudential matters. Additionally, the BSD examined the banking corporations’ capital planning, ensured that the banking system was prepared with adequate liquidity buffers, and verified that the banking corporations had sufficient buffers to absorb losses.
Licensing process.   Banking and Payment Services Provider with Prudential Importance licenses are issued by the Governor of the BoI. The Licensing Committee advises the Governor and the Supervisor of Banks on establishing banking corporations, granting or revoking licenses, granting or revoking bank branch permits and reviewing changes in controlling shareholders.
Profile of the Banking System.   At the end of 2024, there were 16 banking corporations registered in Israel, comprised of 11 commercial banks, one joint services company and four foreign banks.
The five largest banking groups (Bank Leumi Le-Israel Ltd., Bank Hapoalim Ltd., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd.) hold 99.2% of the assets of the Israeli banking sector. As of December 2024, two additional small-scale commercial banks that are unaffiliated with the aforementioned banking groups operate in Israel: Bank of Jerusalem, Ltd. and One Zero Digital Bank, Ltd. In addition, branches of four foreign banks operate in Israel on a smaller scale — Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major foreign banks maintain representative offices in Israel, through which they engage in activities in Israel’s capital markets and render advisory services that do not require a banking license pursuant to Israeli banking laws.
The market share of the two largest banking groups — Bank Leumi and Bank Hapoalim — by total assets was 55.8% as of December 2024.
Israeli banking groups perform financial services for retail and corporate clients, including investment banking, brokerage and capital market activities, which require abiding by certain restrictions in order to prevent conflicts of interest. In addition, the Israeli banks face restrictions on their investments in non-financial companies.
Controlling Structure in Banks.   Banks can either be controlled by a group of major shareholders, called a Core Controlling Group, or the bank’s ownership can be widely dispersed among a broad base of shareholders. In 2012, an amendment to the Banking Ordinance, 1941, and to the Banking (Licensing) Law, 5741-1981, came into effect, allowing banks to operate without a Core Controlling Group. In addition, the BoI issued a Principle Document to clarify the principles for a bank held by Shareholder Structures.
In December 2013, the Knesset enacted the Enhancing Competition and Reducing of Concentration Law 5774-2013, which sets restrictions on significant cross-sectorial holdings and control of a non-financial corporation alongside a banking corporation deemed a Significant Financial Entity (as defined by this law) and provides a transition period for pre-existing controlling shareholders.

Recent Legal and Regulatory Changes in the Banking Sector
(1)
The Divestiture of Credit-Card Companies.   In accordance with the Increasing Competition and Reducing Concentration in the Banking Industry Law 5777-2017 (the “Strum Law”), the two largest banks, Bank Hapoalim and Bank Leumi, were required to divest their credit-card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit card companies now operate as independent non-bank credit providers and merchant acquirers and compete with banks in providing credit to small and medium enterprises (SMEs) and retail customers.

In January 2023, an amendment to the Banking (Licensing) Regulations was approved by the Finance Minister following the recommendation of the Strum Law Implementation Committee and the consent of the Governor of the BoI. According to the amendment, a bank with a broad scope of activity that is required to sell its control of a credit-card company is defined as a bank that owns more than 10% of the total assets of the banking system (instead of 20% prior to the amendment). Accordingly, Israel Discount Bank Ltd. is expected to sell its holding in Cartisey Ashrai LeIsrael Ltd (CAL). Banks are permitted to continue to issue credit cards.
In May 2018, the BSD released a document that articulated the criteria and general conditions for an applicant seeking a permit to control or hold controlling means of a credit-card company. Upon meeting these criteria, a purchaser of a credit card company can be one of the following types of entities: an Israeli financial corporation or nonfinancial corporation, as long as it complies with all legal requirements; a foreign financial corporation or nonfinancial corporation; or a private equity fund. Additionally, a controlling interest in a credit card company can be made up of a group that includes a number of the aforementioned permitted types of entities. A credit card company can also be owned by public stockholders or a combination of public stockholders and the aforementioned permitted types of entities.
(2)
Regulation of Payment Services and Payment Initiation Law.   In June 2023, a new law was enacted in Israel regulating payment services to clients (including provision of payment accounts, issuing payment instruments, and merchant acquiring). Additionally, the law mandates licensing for payment initiating services and requires payment account managers to provide access for payments initiation.

Under this law, Payment Services Provider with Prudential Importance will be supervised by the BoI. Other non-bank payment companies, including companies that received a Merchant Acquirer license from the BoI, will be supervised by the Israeli Securities Authority. These companies are required to keep customer funds separate from company funds in a segregation account or alternatively to obtain insurance or a guarantee to safeguard customer funds. The operations of these companies are limited, but they can grant credit (not from customer funds) and pay interest on the customer funds they hold.
(3)
Management of financial risks related to climate and environment.   The BSD is actively enhancing the banking system’s preparedness to manage financial risks associated with climate and environmental changes. Key initiatives of the BSD in this area include: adoption of the Basel Committee on Banking Supervision principles for the effective management and supervision of climate-related financial risks through a new Proper Conduct of Banking Business Directive (Directive No. 345 published in June 2023); adoption of best practices in aspects of public reporting and supervision of banks; building supervisory and systemic capabilities for conducting climate related stress tests; membership in inter-ministerial and cross-divisional forums to address data and information barriers; and participating in the working groups and plenary of the Network for Greening the Financial System (NGFS).

(4)
Reliefs and adjustments in response to the war in Gaza.   At the onset of the war in Gaza, the Supervisor of Banks issued a letter to banking corporations and credit card companies, emphasizing the banking system’s vital role in handling emergency situations, specifically: (1) the need to stand as a solid base alongside its customers, adopting a proactive approach in finding solutions and providing as much relief as possible to those in distress; (2) maintaining the continuity of service provision in a fitting and professional manner, including branch operations and the use of automated cash machines; and (3) managing the financial and non-financial risks specific to this period.

Additionally, the BoI announced a voluntary and comprehensive deferral program to provide relief to bank customers affected by the war in Gaza. This program was extended and expanded in response to ongoing events and their impact on households and businesses, and based on the needs identified on the ground. Despite the extension of the deferral program, its utilization gradually declined due to an exit strategy aimed at ensuring the program specifically targeted the most strained bank customers. From the beginning of the war in Gaza until the end of April 2025, the banks and credit card companies deferred approximately 454,000 loans, with the total amount of payments in deferral being approximately NIS 9 billion. The total amount of payments still in deferral status as of the end of April 2025 is approximately NIS 511 million (representing approximately 14,000 loans).
To assist the banking system and its customers in coping with the challenges of the situation, the BSD developed a series of reliefs and adjustments to the banking supervision directives. These were implemented as part of a temporary order in the last quarter of 2023, continued through 2024 and expired in March 2025. The changes in the directives aimed to grant banks and credit card companies the necessary business flexibility to support customers impacted by the war in Gaza. The reliefs and adjustments covered various areas, including bank-customer relationships, specific requirements regarding credit provision, operational aspects, and simplified identification processes for certain services.
At the beginning of 2025, a new voluntary financial relief plan totaling NIS 3 billion was introduced for banking system customers. This plan spans two years, with banks providing relief amounting to NIS 1.5 billion each year, starting from the second quarter of 2025 and continuing through the first quarter of 2027. As part of the plan, banks are providing increased interest or benefits on positive balances in some customer accounts, reducing interest rates on debit balances, offering fee waivers or significant discounts for certain population groups and providing partial or full exemptions for a limited period from monthly repayment obligations or reducing the interest rate charged on existing credit.
(5)
In July 2023, the BSD published Proper Conduct of Banking Business Directive No. 461, “A Banking Corporation’s Activities as a Broker-Dealer”. The directive aims to ensure a fair market with high standards and transparency, and is aimed at safeguarding investors and enhancing their trust in Israel’s capital markets and banking system. The directive aligns with international standards and best practices, including the requirements of MiFID II established by the EU and the principles of the FX Global Code. The directive is scheduled to be fully implemented by August 2025.

(6)
In March 2024, the Israeli Knesset enacted the “Special Payment for Attaining Budgetary Objectives Bill (Temporary Provision — Swords of Iron), 2024.” This legislation introduces a temporary levy on banks operating in Israel, requiring them to pay an additional tax of 6% on their domestic profits, on top of existing tax obligations (for the 2024 tax year, the effective rate is reduced to 4.5% to reflect the partial application period). The law mandates that these payments be made over the course of 2024 and 2025, with annual caps set for the entire banking sector: NIS 1.2 billion in 2024 and NIS 1.3 billion in 2025.

(7)
In October 2024, the BSD published an amendment to Proper Conduct of Banking Business Directive No. 315, “Industry Indebtedness Limitation”. The amendment was introduced in light of the war in Gaza and aims to support the credit needs of the Israeli economy. The amendment extends by an additional two years (until December 2027) a temporary relief measure concerning the exposure limit to the construction and real estate sector. Under the revised directive, the total indebtedness to the construction and real estate industry must not exceed the higher of the following two thresholds: (1) 26% of the banking corporation’s total public credit exposure, including exposure to the construction, real estate and infrastructure projects and (2) 22% of the total public credit exposure, excluding exposures related to infrastructure projects.

In addition, the BSD introduced a relief measure concerning the exposure limit to the financial and insurance services sector. The exposure limit will be assessed separately for domestic and abroad activities. Each segment (domestic and abroad) may account for up to 20% of the bank’s total public credit exposure, provided that the combined exposure does not exceed 25% of total credit. The amendment took effect upon its publication in October 2024.

(8)
In November 2024, an inter-ministerial team was established to examine measures for enhancing competition in the retail banking sector. The team is co-chaired by the Supervisor of Banks and the Head of the Budget Department at the Ministry of Finance. Its members include the Chair of the Israel Securities Authority, the Commissioner of the Capital Market, Insurance and Savings Authority, the Director-General of the Competition Authority, the Deputy Legal Adviser to the Government (Economic Law), the Head of the Financial Stability Division at the Bank of Israel and the Head of the Licensing and New Banks Unit at the Banking Supervision Department.

The team focused on removing restrictions and reducing barriers that hinder the entry of new and existing players into the banking system. These barriers included those related to bank ownership structures and licensing requirements. At the same time, the team emphasized the importance of maintaining the stability of the banking system, protecting consumers and addressing potential conflicts of interest arising from ownership structures.
In March 2025, the inter-ministerial team published its recommendations, which addressed, among other things: expanding the pool of potential applicants eligible for a banking license; allowing small banks to develop flexible business models that include services currently excluded from the closed list of permitted banking activities; and adjusting regulatory requirements based on the size and complexity of banks. Additionally, the team recommended allowing a financial holding company to simultaneously control both an institutional entity and a bank, provided that the bank’s asset size is limited and strict safeguards are in place to prevent conflicts of interest between the bank and the institutional entity. Implementing these recommendations will require legislative amendments and adjustments to supervisory regulations.
(9)
In February 2025, the BSD issued Directive No. 313, titled “Supervisory Framework for Measuring and Controlling Large Exposures”. This new directive replaces the previous version of Directive 313, “Credit Concentration: Limitations on the Indebtedness of a Borrower and a Group of Borrowers”. The updated directive aligns Israel’s banking regulations with the Basel Committee’s April 2014 recommendations, including a revised structure and terminology that closely mirrors the original Basel text. The new framework aims to enhance risk management practices by improving the measurement and control of large credit exposures within the banking system.

(10)
In March 2025, the BSD issued a draft temporary directive — effective through the end of 2026 — in response to the growing prevalence of promotional apartment sales and the associated credit risks. These sales, driven by developers’ initiatives, often involve deferred payment structures and bullet or balloon loans, which have raised concerns about borrowers’ repayment capacity and the stability of housing credit portfolios.

The directive introduces two key regulatory measures: (1) Increased Risk Weights: Construction loans for residential projects in which more than 25% of purchase agreements involve promotional terms — specifically, where a significant portion of the payment is deferred until delivery — will be subject to a 150% risk weight (instead of 100%); and (2) Cap on Bullet Loans: The share of new housing loans issued as bullet loans through such promotional initiatives must not exceed 10% of the total new housing loans granted each month. This regulatory action follows a supervisory letter issued in October 2024 by the Deputy Supervisor of Banks, which outlined expectations for managing the risks posed by these financing practices. However, as the volume of promotional sales remained high, the directive was introduced to further mitigate systemic and consumer risks.
(11)
The BSD is currently working to revise and strengthen the regulatory capital framework for Israeli banks, with the goal of enhancing the resilience of both banking corporations and the banking system as a whole in the face of shocks and various challenges. The planned changes are also expected to improve alignment between Israel’s regulatory requirements and the recommendations of the Basel Committee, as well as international best practices. While the final principles have not yet been determined, the BSD is currently leading the regulatory reform process. The proposed changes are expected to include an adjustment of the minimum capital ratios to match those recommended by the Basel Committee, along with the formal adoption of all capital buffers recommended by the Basel Committee. Additionally, the introduction of a systemic risk buffer, as outlined in the European directive, is expected to be part of the new framework.

Competition, New Technologies and Cyber Risks
The BSD has a secondary objective of encouraging competition in the financial system. To advance this objective the BSD undertook several measures, in particular regarding the implementation of the Strum Law and others relating to encouraging responsible technological innovation:
(1)
Central Credit Register:   In April 2019, the BoI inaugurated the Central Credit Register (CCR), a system for sharing credit data in Israel. The CCR aims to increase competition in the retail credit market, expand access to credit and enhance the information available to credit providers for evaluating customer credit-risk. Additionally, the CCR provides an anonymous information base that assists the BoI in carrying out its functions, including macroeconomic research and development of effective policy tools. The BoI is advancing the establishment of an additional credit registry for small- and medium-sized businesses in order to improve access to credit for such businesses and increase competition in this segment.

(2)
The Bank Mobility Reform:   In September 2021, an amendment to the Banking (Service to the Customer) Law, 5741-1981, led by the BoI and the Ministry of Finance, took effect. The amendment obliges the banking system to enable bank customers to switch from bank to bank easily, rapidly and securely using the new online system. The objectives of the reform are the following: to increase competition among the banks; to enable new participants to offer financial services; to make it easier to transition between banks; and to enable customers to improve their terms, either at their existing bank or at a new bank, by strengthening their bargaining power.

(3)
Open Banking:   The BSD published guidelines for implementation of the “Open Banking” standard in Israel. This technology enables licensed and supervised third parties (both banks and non-bank entities) to gain access to a customer’s account with the customer’s explicit consent in order to obtain information or execute transactions. In this way, “Open Banking” strengthens customers’ control over their own financial data and enables them to consume services from other providers. “Open Banking” is expected to enhance competition in the financial sector.

(4)
Centralized Computer Bureau began operations:   The high cost of investing in technological infrastructure has been identified as a significant barrier for new entrants in the banking system. As a result, the Ministry of Finance allocated a budget to establish a centralized computer bureau to provide technological services to new banks. In March 2019, the Ministry of Finance announced that Tata Consultancy Services, a part of the Tata Group, won the tender. The Centralized Computer Bureau began operations in March 2021, and it is currently providing computer services to One Zero Digital Bank, Ltd.

(5)
Encouraging competition in the merchant acquiring services:   In the past, the merchant acquiring sector was comprised of three credit card companies: Isracard, CAL and Leumi Card (now Max). Beginning in 2015, the BSD implemented measures to remove entry barriers for new entrants. These actions were intended to ease the licensing process by introducing a contingent merchant acquirer license (within six months of submitting an application).

In April 2017, the BoI issued a merchant acquirer license to Tranzila Ltd., the fourth merchant acquirer licensed in Israel’s merchant acquiring market. In May 2018, the BoI issued a merchant acquirer license to Cardcom Acquirer, Ltd., and in June 2023, to UPay Acquiring, Ltd. Following the enactment of the Regulation of Payment Services and Payment Initiation Law, these entities will come under the supervision of the Israeli Securities Authority.
(6)
Framework for banking corporation licenses:   In February 2024, the BoI published a public consultation document for promotion of a gradual framework for granting banking corporation licenses to nonbank entities. The BoI intends to formulate a policy for granting licenses to banking corporations which will tailor the license and banking supervision to the nature of the requested operations and the complexity of the applicant’s activities.

(7)
Promoting technological advancement and innovation in banks’ digital services to enhance competition and to improve customer’s experience:   In 2019, the BSD approved the use of a technology for remote face-to-face identification and authentication, allowing individuals to open a bank account remotely. Additionally, the BSD removed other regulatory barriers to enable the expansion of digital banking activities. In 2020, the BSD allowed banking corporations to open a bank account online.
(8)
Cloud Computing:   In May 2022, the BSD published an amendment to the Proper Conduct of Banking Business Directive No. 362, titled “Cloud Computing”. The amendment seeks to remove barriers to the use of cloud-computing services in the banking sector, including in core IT systems. According to the amendment, banking corporations are expected to have effective risk management practices and controls to ensure sound use of cloud computing services.

(9)
Cyber risk:   In recent years, cyber risk has become one of the most concerning threats faced by banking systems around the world, due to a significant increase in both the magnitude and sophistication of cyberattacks, coupled with a continuous expansion of attack surfaces due to the growing use of technologies and digital services.

The war in Gaza has led to an escalation of cyber threats across the entire Israeli cyber domain, including a notable rise in cyberattacks and attempts to carry out such attacks. However, no significant cyber or information security incidents occurred in the banking system. With the outbreak of the war in Gaza, the BSD intensified its engagement with the banking system in several ways. These included enhancing the sharing of cyber defense information and knowledge among banking entities, continuous monitoring and updating on attack attempts and incidents, compiling a daily cyber defense status report and sharing it with relevant parties, and issuing guidelines that mandate the banks to intensify their security controls and ensure preparedness for cyber incidents.
Additionally, during 2024 the BSD continued to implement measures aimed at improving and strengthening cybersecurity within the banking system, thereby enhancing the banking sector’s preparedness to manage the impact of a potential cyber incident. These measures included: ongoing efforts to advance a national defense layer for unique cyber threats in the financial sector, to provide an additional layer of protection; regular monitoring and evaluation activities regarding cyber defense, particularly in areas with heightened cyber risk; and periodic operation of an external scanning tool that provides a status report on the level of cyber and information security protection of supervised entities, thereby reflecting their external attack surface. In-depth reviews were conducted in various areas, including a review of risk indicators and performance in the field of cyber defense and an examination of the implementation of the multi-layered defense principle across the banking system. Further, the BSD provided oversight and guidance on cybersecurity aspects for new banking corporations as part of their establishment processes.
The BSD continues to operate an inter-bank Cyber Defense Forum (established in 2012). This forum includes cyber-defense managers and second line of defense representatives from each banking corporation, along with participants from the National Cyber Directorate and the BoI. The forum convenes every couple of months to facilitate the exchange of cybersecurity information and professional knowledge sharing among participants. Its primary goal is to strengthen and enhance cyber defense within the Israeli banking system through collaboration, knowledge sharing and coordinated preparedness.
In December 2020, the BSD published a Reporting Directive No. 366 regarding Reporting of Technological Failures and Cyber Events. The directive aims to obtain structured, frequent and ongoing reports when a major cyber event is taking place in the banking system, to ensure banking corporations are managing such events in an optimal manner, to identify the potential for systemic incidents, and to facilitate the BSD’s response.
The performance of the Israeli banks in 2024
In 2023-2024, the Israeli banking sector reported strong profitability, driven by continued credit growth — albeit at a slower pace than in previous years — and a persistently high interest rate environment throughout 2024. The inflation rate stood at 3.2% at the end of 2024, and the elevated interest rates reflected the ongoing global and domestic monetary tightening that began in early 2022, when rates started rising from near-zero levels. The banking systems’ capital and liquidity ratios remained high and above the minimum regulatory requirements, demonstrating the robustness of the banking system and its ability to continue supporting the economy’s credit needs during stressful times.
The net profit attributed to shareholders of the Israeli banks increased by 15.1% in 2024 to NIS 29.7 billion at the end of the year. The 2024 net profit represents an after-tax return on equity of 15.9% compared to 15.6% in 2023.
During 2024, the total balance sheet of the Israeli banking system grew by 7.8%, compared to a 5.1% increase in 2023. Total balance-sheet credit (including activity abroad) grew by 8.8%, a higher growth rate compared to 2023’s growth of 6.7%, despite the higher interest rate environment and the implications of the ongoing war in Gaza. The increase in the credit portfolio was primarily due to business credit, especially within the large business segment and particularly in the financial services, construction and real estate sectors. Consumer credit increased by 1.6% in 2024, following a negative growth rate of -1.4% in 2023. The portfolio growth rate for housing loans was 7.9% in 2024, reflecting an increase of NIS 93 billion, following a 5.2% growth rate in 2023.
Credit portfolio risk assessment remained stable, despite the improvement in key credit portfolio quality indicators. This assessment is primarily attributed to the high interest rate environment, as well as the developments in the construction, and real-estate sectors and the housing market. The assessment was also supported by the regulatory reliefs and adjustments taken in response to the war in Gaza. The share of non-performing loans (NPL) decreased from 0.98% in 2023 to 0.73% in 2024, and share of loan loss provisions decreased from 0.5% to 0.2% in 2024. Deferred payment loans dropped sharply from a cumulative total of NIS 9 billion to approximately NIS 0.5 billion, indicating that most borrowers who utilized the deferral relief program have resumed making regular debt repayments.
Israeli banks allocate capital against credit risk in accordance with the Basel Accord standardized approach. Accordingly, the density ratio of the five largest Israeli banks is relatively high compared to global banks that usually allocate capital according to the Internal Ratings-Based approaches. During 2024, the density ratio increased somewhat to approximately 55% from 54% in 2023.
Common equity tier 1 capital of Israeli banks amounted to NIS 199 billion at the end of 2024, an increase of 12% from the previous year. The Common Equity Tier 1 capital ratio reached 11.4% at the end of 2024, which is well above the minimum regulatory capital requirement. The Leverage Ratio reached 6.5% at the end of 2023 and was significantly higher than the minimum requirement (during the COVID-19 crisis, the BSD provided a temporary relief of 50 basis points in the minimum leverage ratio to all banks, valid until June 2026).
Anti-Money Laundering and Countering the Financing of Terrorism.
The Prohibition of Money Laundering Law was enacted in 2000, and the sections pertaining to the obligations imposed on financial entities took effect in 2002. In 2001, the Governor of the BoI issued the Prohibition on Money Laundering Order, which entered into force in 2002. The Order includes requirements regarding identification, reporting and record keeping by banking corporations. In addition, Proper Conduct of Banking Business Directive No. 411 released by the BSD sets out guidelines on setting AML/CFT policies, risk measurement, risk mitigation practices and management and monitoring high-risk accounts. In addition, the regulation contains specific guidance on risk management practices regarding high-risk activities, e.g., correspondent banking accounts and politically exposed persons (PEP). The BSD conducts regular onsite examinations to assess banks’ compliance with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks and merchant acquirers for AML/CFT related infractions.
In November 2016, the Counter-Terrorism Law, 5776 — 2016, went into effect, replacing the Prohibition on Terrorism Financing Law, 2005. The objective of the Counter-Terrorism Law is to establish criminal and administrative legal provisions, including special enforcement powers, for combating terrorism.
As amended, the Prohibition on Money Laundering Order requires financial institutions to verify identities of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory.

In June 2015, the Supervisor of Banks revised the Proper Conduct of Banking Business Directive regarding Compliance and the Compliance Function in a Banking Corporation (No. 308), bringing it into line with the standards and practice recommended by the Basel Committee and implemented in other prominent jurisdictions. This Directive focused on several key areas, including: the accountability of a bank’s board of directors and their oversight of compliance risk management; senior management’s role and responsibility for managing compliance risk effectively; a bank’s need to have a comprehensive compliance policy; main features of a compliance function that enable it to operate in an effective and robust manner; and the definition and expansion of the scope of the compliance function and the role of the chief compliance officer.
In November 2017, the Ministry of Justice published a non-restricted version of the Main Findings of the Money Laundering National Risk Assessment, which was conducted under the Attorney General’s instruction and was coordinated by the Israel Money Laundering and Terror Financing Prohibition Authority (IMPA). The report found that the Israeli banking system mitigates the risks of money laundering and terror financing by implementing quality controls that ensure compliance with AML/CFT regulations, and by implementing effective measures for tracking, monitoring and managing those risks.
In December 2018, Israel became a full member of the Financial Action Task Force (FATF). Prior to this, Israel undertook a rigorous assessment of its measures to combat money laundering and terror financing. Throughout this process, the country has demonstrated its commitment to protecting the integrity of its financial system. Israel has established a robust AML/CFT framework, which has proven successful in identifying and responding to such risks.
In January 2020, the BSD amended the Reporting to the BSD Directive regarding Semi-Annual Report on Exposure to Compliance Risk (No. 825). The directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.
In November 2021, the IMPA published an updated National Risk Assessment (NRA) report. The report contains an assessment of the latest vulnerabilities and money laundering threats to the Israeli economy. According to the report, risk factors that placed the banking system at higher risk in 2020 included: nonprofit organizations (NPOs), financial service providers, public figures, virtual assets and offshore activity. The NRA report states that the banking system copes well with these risk factors by using controls, monitoring and using risk management tools.
Israel’s AML/CFT regulatory regime is constantly subject to examination, review and revision in order to better respond to new challenges arising from the increasing sophistication of offenders. For further discussion on anti-money laundering matters, see “Anti-Money Laundering Law,” above.
In recent years, the BSD has updated the Proper Conduct of Banking Business Directives, including those on the prevention of money laundering, countering terrorism financing and customer identification risks. These amendments were intended to keep up with changes and technological developments in the payments sector and the business environment and to improve the management of compliance risks among Israeli banks in accordance with international standards in the following ways: (1) uniform supervisory arrangements for customer identification and verification procedures during the provision of payment services, with an emphasis on payment applications, by banking corporations; (2) regulation of risk management in the prevention of money laundering and terrorism financing that involves payments in virtual currencies; (3) adjusting to the FATF’s requirements with respect to electronic transfers originating outside of Israel, and providing relief from certain obligations set forth in the Anti-Money Laundering Order for the remote onboarding of customers who have an investment portfolio management account with the relevant banking corporation; and (4) facilitating the management accounts for licensed regulated financial entities whose activities are subject to anti-money laundering orders.
Following the FATF’s recommendations, the BSD published its assessment of the main existing and emerging money laundering and terrorism financing risks to the banking system (the findings of the National Risk Assessment were released to the public in November 2021). In addition, in line with the FATF’s standards, the BSD developed a risk assessment methodology tailored to the unique characteristics of money laundering and terrorism financing. The BSD’s findings are being used as a basis for the establishment of supervisory policies and priorities, as well as in allocation of resources to address and mitigate the identified risks.

Table No. 27
Assets, Liabilities, and Equity Capital of the Five Major Banking Groups
(In NIS millions)
	2021	2022	2023	2024
Assets
In local currency(1)	1,884,450	2,006,031	2,069,800	2,237,012
In foreign currency	318,614	359,489	413,748	440,129
Total assets	2,203,064	2,365,520	2,483,548	2,677,141
Liabilities and equity capital
In local currency(2)	1,719,007	1,834,100	1,912,331	2,066,286
In foreign currency	484,057	531,420	571,217	610,855
Total liabilities and equity capital	2,203,064	2,365,520	2,483,548	2,677,141
Equity capital	139,113	157,327	177,519	199,711

(1)
Including non-financial items.

(2)
Including non-financial items, minority interests and equity.

Source:   Financial statements to the public.
Capital Markets
Israel Securities Authority.   The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of its mandate, the ISA is charged with, among other things:
•
Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;

•
Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;

•
Regulating and supervising the activities of the mutual fund industry, including on-going monitoring of mutual fund filings;

•
Overseeing the fair, orderly and efficient activity of secondary markets;

•
Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against those investment professionals for adjudication by a disciplinary committee;

•
Investigating violations under the Securities Law, 1968, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995, and of other laws related thereto; and

•
Supervising over compliance of portfolio managers and non-bank members of the TASE, under the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws on capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel about operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairperson of the ISA and its commissioners. The ISA plenum meets monthly and also performs its functions through permanent and ad hoc committees. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.
The ISA monitors a variety of ongoing disclosure reports, such as periodic reports, directors’ reports on the status of the companies’ affairs, additional information reports, quarterly financial reports and immediate reports. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.
The TASE.   The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants and derivatives are traded via Tel Aviv Continuous Trading (“TACT”), the TASE’s fully automated and computerized trading system with real time information. The TASE has 25 members and, as of December 31, 2024, 533 companies had equity securities (excluding exchange-traded notes) listed on the TASE. The TASE is highly correlated with major stock markets in developed countries.
The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2024, there were 49 companies dual-listed on the TASE and foreign exchanges.
Equity Market Performance.   The Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are the main indices of the TASE and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE that meet the index’s threshold requirements.
The TA-35 index increased by 27.7% in 2024 in U.S. dollar-terms, while the dollar appreciated by 0.6% against the Israeli shekel. The average daily trading volume of the TA-35 index in 2024 was $299 million, a decrease of -1.6% from 2023. In local currency (NIS) terms, the TA-35 index increased by 28.4% in 2024, following an increase of 3.8% in 2023.
In 2024, stock trading on TASE was highly volatile, due to the influence of material internal events as detailed below:
The “Swords of Iron” War that commenced with Hamas’s attack of towns in the Gaza Envelope on October 7, 2023 quickly escalated into a multi-front war with Hamas in the Gaza Strip, with Hezbollah in Lebanon and with other proxies of Iran. The general sentiment of the Israeli public was fear of escalation on the northern front that would result in a barrage of missiles on Israel from all fronts. In the early months of 2024, intense fighting was conducted in the Gaza Strip alongside targeted killings of high-ranking figures of Hamas and the Radwan Force in Beirut. However, starting in July 2024, Israel implemented an active approach to the conflict on the northern front and initiated military operations against Lebanon, Iran and Yemen.
Israel’s active approach and the initiatives taken on the various war fronts strengthened its citizens’ confidence and sense of security, and since July 2024 there has been a positive change in Israel’s local economy. From the beginning of 2024 until the end of July 2024, trading on TASE was characterized by underperformance relative to the main indices in the U.S. market and with similar returns to those of the main indices of the European exchanges. Specifically, during that period, the TA-35 index increased by 7.9%, the TA-90 index increased by 1.8% and the TA-125 index increased by 5.9%, as compared to an increase of 15.8% in the S&P 500 index in the United States, and similarly to the 8.2% increase of the EURO STOXX 600 index.
Israel’s more active military approach has affected the returns of the indices as follows:
Starting in early August 2024, the market appeared to reflect that the ensuing events had restored Israel’s sense of control in the multi-front war that it faces. From August 2024 through the end of the year, the TA-125 index increased by 21.5%, significantly outperforming the 6.5% increase in the S&P 500 index. In total, the TA-125 index increased by 28.6% in 2024, as compared to a 23.3% increase in the S&P 500 index.
In addition, trading in 2024 in global capital markets and on TASE was conducted against the backdrop of inflationary moderation that allowed central banks in Israel and around the world to lower interest rates. The lower interest rates affected the trading trends in the applicable markets.

In Israel, the annual inflation rate decreased to 3% at the end of 2023, which is at the upper limit of the target range set by the Bank of Israel, and is down from 5.3% in 2022. In response to this decline, the Bank of Israel lowered the central bank interest rate in January 2024, marking the first cut since April 2020. The rate was decreased by a quarter of a percent, bringing it to 4.5%. Inflation continued to drop, reaching 2.5% in February 2024. However, as ongoing fighting led to increased defense expenditures and a surge in prices — particularly in the food sector — inflation began to rise again. By the end of the first half of 2024 inflation reached 2.9%, and subsequently climbed to 3.5% in October. Inflation ultimately stabilized at an annual rate of 3.2% for 2024.
Since the interest rate reduction in January 2024, the Bank of Israel has maintained the central bank interest rate at 4.5%. According to the Bank of Israel’s forecast, this interest rate is expected to remain at 4.5% until the third quarter of 2025.
Price gains were recorded in most of the leading sectorial indices. The indices that stood out positively during 2024 are as follows:
The TA-Retail index, comprised of food retailers and fashion companies, surged by 54.6% in 2024. The Israeli public has generally reduced its international travel, and redirected a significant portion of the money it would have spent on traveling abroad towards local consumption. However, the national mood given the war has also resulted in fewer visits to restaurants, leading to an increase in food purchases at supermarkets. In response to rising costs from suppliers, food retail chains raised their prices, which allowed them to increase sales and improve gross profit margins, ultimately benefiting their bottom lines.
Meanwhile, fashion chains experienced a boost due to the significant decline in trips abroad. Typically, Israeli consumers buy a large portion of their clothing overseas, but the recent war has made shipping goods from foreign fashion websites more difficult. As a result, domestic purchases surged. Companies in this sector also increased their prices and reported improved financial outcomes.
In 2024, the TA-Insurance index experienced a remarkable increase of over 65%. Since most insurance companies maintain marketable balances, these price gains have translated into significant profits. Notably, this index has risen by 131% over the past five years.
Similarly, the TA-Bank5 index saw an increase of 40.6% in 2024 and has grown by 95.4% over the last five years. From 2021 through the end of 2024, the banking index has achieved an annual return on equity ranging from 14.0% to 16.5%. Currently, the price-to-book ratio stands at 1.12, having fluctuated between 0.87 and 1.12 from 2021 through 2024.
The TA-Construction index has increased by 43.3% in 2024, and by 103.2% over the past five years. This growth in the construction index can be attributed to a persistent shortage of housing units. Israel’s population growth is outpacing new construction, making it difficult to meet the demand. As a result, housing prices have continuously risen. In most cases, construction companies that purchase land profit when they sell it. At the beginning of 2024, apartment sales stalled and even slightly decreased. However, as the year progressed, the market opened up, leading to an increase in the volume of transactions and housing prices.
The TA-Technology, TA Global-BlueTech and TA-Dual Listing increased by 12.2%, 20.3% and 10.2%, respectively, during the year.
The TA-Investment Properties in Israel index recorded a negative return until July 2024, primarily due to the pressure on office prices resulting from economic and security uncertainties. However, from that point until the end of the year, positive sentiment returned to the market alongside the expectation that demand for office space would improve as economic activity recovered. As a result, the index saw a significant increase, concluding the year with a total rise of 21.3%.
Trading volume was active in 2024, posting an average daily volume of $0.6 billion, which is 10% greater than the average daily volume in 2023. The uncertainty in the local market and the prolonging and intensification of the war on the various fronts drove up the trading volumes in 2024, as compared to the trading volumes in 2023.
At the beginning of 2024, long-term institutional investors were the primary drivers of demand in the equity market. They capitalized on the market downturn by acquiring shares sold by both Israeli and foreign investors. As the military shifted to proactive operations against Lebanon, the Houthis and Iran, stability began to return, prompting Israeli and foreign investors to re-enter the market to purchase shares from long-term Israeli institutional investors.
According to TASE,1 the Israeli public sold equity holdings worth $0.65 billion from January through September of 2024. However, from October through December of 2024, Israeli investors increased purchases, acquiring equity holdings worth $0.80 billion. As a result, they concluded the year with net purchases of $0.15 billion in equity.
Foreign investors sold equity holdings totaling $1.43 billion from January through June of 2024. In the latter half of the year, from July through December of 2024, they bought equity worth $1.05 billion, ending the year with net sales of $0.38 billion.
Between January and September of 2024, long-term institutional investors purchased $1.15 billion in equity holdings in Israel. From October through December of 2024, they sold $0.94 billion in equity, resulting in total net purchases of $0.21 billion for the year.
The total equity raised in the equity market at TASE amounted to $2.2 billion in 2024, slightly below the amount raised in 2023. Of this total, $1.1 billion was raised through 34 public offerings and 17 rights issuances, while another $1.1 billion came from 116 private placements.
The issuers included five new companies that collectively raised $225 million in 2024, three of which are in the real estate sector. In total, 14 new companies joined TASE in 2024, as specified below:
•
Five companies through IPO;

•
Two companies completed dual-listing on TASE;

•
One company by splitting off a TASE-listed company; and

•
Six companies by reverse merger.

It should be noted that one company effected a dual-listing following the completion of its merger with a SPAC listed on NASDAQ. In contrast, 12 companies were delisted from TASE in 2024, as specified below:
•
Three companies were acquired in a tender offer by private companies;

•
Two companies were merged into international companies;

•
Four dual listings voluntarily delisted their shares from TASE only and continue to be traded abroad;

•
Two companies have been delisted under an arrangement; and

•
One company completed a merger with another TASE-listed company.

The number of TASE-listed companies.   533 companies are currently traded on TASE, including 49 dual listings, as compared to 537 companies traded on TASE at the end of 2023, including 50 dual listings.
The bond market.   In 2024, the average daily trading volume of government bonds reached $0.9 billion, a 15% increase compared to the previous year. Among government bonds, shekel bonds accounted for an average daily trading volume of $0.6 billion, which is a 22% rise from last year. Meanwhile, CPI-linked government bonds had an average daily trading volume of $0.3 billion, marking a 2% increase from the prior year. This significant growth in trading volumes was influenced by a rise in the issuance of government bonds by the Ministry of Finance.
For corporate bonds, including structured bonds and ETFs, the average daily trading volume in 2024 was $0.3 billion, reflecting a 7% increase compared to the average daily trading volume in 2023.

1
In the analysis of the activity of the various investors: the Israeli public includes the Israeli public that purchases equity holdings directly and indirectly through ETFs, mutual funds, and portfolio managers. Long-term institutional investors include the pension funds, provident funds and insurance companies. The note also applies to the analysis of TASE’s data in this review below.

Debt raising in the bond market.   The bond market continues to serve as a significant hub for government and corporate debt raising. Due to Israel’s security situation, since the breakout of the war the Ministry of Finance has significantly increased bond issuances on TASE and on the global markets. In March 2024, Israel carried out an issuance of dollar bonds on the international markets in an amount of $8 billion, achieving the highest level of demand in the history of the State of Israel, which totaled $38 billion. In this issuance, bonds were issued for various terms along the yield curve to reduce financing costs, and the demand for the issuance is understood by Israel to constitute support for Israel and a vote of confidence in the Israeli economy.
In 2024, the Ministry of Finance in Israel raised in the tradable domestic market approximately NIS 186.2 billion (roughly $50 billion) through bond issuances, a significant increase from NIS 86.7 billion in 2023. The monthly volume of bond raises has also seen a continuous rise, reaching NIS 15.5 billion in 2024. In comparison, the average monthly amount raised in January-September 2023 was NIS 5.6 billion, which increased to NIS 8.4 billion in October and averaged NIS 13.8 billion in the last two months of 2023.
This year, due to expectations of moderating inflation, the proportion of funds raised from shekel bond offerings increased from 68% in 2023 to 76% in 2024, aligning with levels seen in 2022. Conversely, the share of funds raised from CPI-linked bonds decreased from 32% in 2023 to 24%, which is also similar to 2022 levels.
The Ministry of Finance’s bond offerings were accompanied by redemptions totaling $21.8 billion, of which $15.8 billion was through shekel-linked bonds and $3.4 billion through CPI-linked bonds.
Debt raised in offerings and private placements of corporate bonds.   The volume of debt raised through corporate bonds from the public and from institutional investors on the Israeli bond market (excluding structured bonds) totaled $26.1 billion in 2024, an increase of 6% compared to $23.8 billion raised in 2023.
Most of the debt raised in 2024 was raised by banks and real estate companies, similar to the trend in recent years. Real estate companies continued to lead debt raising, with 47% of total debt raising through public offerings of corporate bonds this year. Ninety-six companies in the real estate sector raised in 2024 an amount of $11.5 billion, compared to $7.8 billion in 2023. The major banks raised $5.7 billion in offerings to the public and institutional investors in 2024, of which $1.7 billion was in the form of commercial paper, as compared to the total amount of $6.7 billion raised in 2023.
Bond market indices.   Trading on the bond market in 2024 was highly volatile. Despite the challenges, the bond market concluded the year with price gains and the investors enjoyed substantial yields, particularly in corporate bonds, which presented attractive investment opportunities at a calculated risk, with narrower spreads of yields-to-maturity relative to the government bonds.
The impact of the July 2024 shift to an active military approach was evident in the bond market. Prior to this shift, corporate bonds showed price gains of up to 3.5% in the fixed rate segment, 2.8% in the CPI-linked channel, and a 4% increase in currency-linked bonds. In contrast, the government bond sector exhibited more moderate price gains, with short- and mid-term bonds achieving increases of up to 2.6%. However, there were price reductions of up to 6.8% in long-term shekel bonds and up to 5.4% in long-term CPI-linked bonds. Following the shift, the bond market experienced a significant recovery. Government bonds in particular saw substantial price gains, while corporate bonds had more moderate increases. The most remarkable recovery was observed in long-term government bonds, which outperformed both short- and mid-term bonds, effectively correcting the price declines that had occurred earlier in the year. From the time of the assassination of Ismail Haniyeh, the political leader of Hamas, on July 31, 2024 until the end of the year, long-term shekel bonds yielded 8.4%, and long-term CPI-linked bonds generated a yield of 7.2%.
The Tel-Gov index, which comprises all government bonds, increased by 2.7% in total in 2024.
Government Bonds.   The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented. As of January 2024, there are 12 primary dealers of government bonds. The 2006 reform helped increase liquidity and transparency of Israeli capital markets, and encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross local currency tradable government debt raised (not including switch auctions) in 2024 was approximately NIS 186 billion. In 2023, gross government debt raised was approximately NIS 87 billion compared to approximately NIS 40 billion in

2022. The net local currency tradable government debt raised in 2024 was approximately NIS 148 billion, compared to approximately 36 billion in 2023 and approximately negative NIS 46 billion in 2022.
In January 2019, the Government raised €2.5 billion through an EMTN offering, consisting of €1.25 billion in 10-year bonds bearing 1.5% interest and €1.25 billion in 30-year bonds bearing 2.5% interest. In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange. In January 2022, Israel completed an issuance in the Euro market, issuing €1.5 billion principal amount of 0.625% bonds due 2032. In January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2 billion principal amount of 4.500% bonds due 2033. In March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate $3.0 billion principal amount of 5.5% bonds due 2034 and an aggregate $3.0 billion principal amount of 5.75% bonds due 2054. In February 2025, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $2.5 billion principal amount of 5.375% bonds due 2030 and an aggregate $2.5 billion principal amount of 5.625% bonds due 2035.
Institutional Investors.   In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2024, assets held by pension funds totaled $375 billion, assets held by provident funds totaled $224 billion, assets held by life insurance savings plans totaled $167 billion, and assets held by mutual funds totaled $164 billion.

PUBLIC FINANCE
General
The Government budget covers the expenditures and revenues of the central government and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.
The Budget Process
The Government’s fiscal year ends on December 31. Each year, the annual budget preparation process typically begins in April, when the Budget Department of the Ministry of Finance initiates inter-ministerial consultations and coordinates discussions with various ministries. During August and September, the budget details are finalized within the Government. A proposed budget bill, along with all necessary supporting information, must be submitted to the Knesset for its approval at least 60 days prior to year-end.
By law, the Government is also required to submit a three-year projected budget (containing less details than the annual budget) — alongside the annual proposal. After the proposed budget is reviewed by the Knesset Finance Committee in coordination with relevant ministers and officials, the Knesset votes to approve the annual budget into law.
In May 2023, the budgets for the years 2023 and 2024 were approved, following a period in which the Government operated under a temporary budget. After the outbreak of the war on October 7, 2023, the Government passed additional budget laws for the years 2023 and 2024 to finance war-related expenditures and emergency government operations. The additional budget law for 2023 was approved by the Knesset on December 21, 2023, and the additional budget law for 2024 on March 21, 2024. Later that year the budget law for 2024 was revised twice again. First, in September 2024, the budget was amended to extend the evacuation of the population in the northern parts of Israel. Second, in December 2024, the budget was amended to account for changes in the expected delivery of the special U.S. foreign military assistance package announced in April 2024, as well as to account for other defense expenditures resulting from the escalation and extension of hostilities. On March 24, 2025, the Knesset approved the budget law for 2025 after operating with a temporary budget over the first quarter of the year.
Fiscal Framework
The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”) sets limits on both the fiscal deficit and the growth rate of government expenditures, and is integral to maintaining Israel’s fiscal stability. The Deficit Reduction Law has contributed to a decline in the debt-to- GDP ratio in the years leading up to the onset of COVID-19. In 2020, due to the economic impact of the pandemic and the government’s policy responses, there was a sharp increase in government debt — key indicator of economic stability.
As a result of a recovery in overall economic activity and in government revenues, the debt-to-GDP ratio nearly returned to its pre-crisis level at the end of 2022. However, in 2023, due to the outbreak of the war in Gaza the debt-to-GDP ratio began to rise again, and by the end of 2024 the ratio had increased significantly.
In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. In November 2015, a seven-year deficit plan was approved to gradually lower the deficit to 1.5% by 2021 and to maintain it thereafter. This plan was subsequently amended several times to reflect changes in the economic environment. The original target date to achieve the 1.5% goal was ultimately postponed to 2026. However, the extraordinary revenues in 2022 brought the deficit below the long-term target, and the year ended in surplus of 0.6% of GDP. The deficit limits set in the plan were not revised in the 2023-2024 pre-war budget laws, in which the projected deficits for 2023-2024 remained below the legal ceiling. Following the outbreak of the war in Gaza, however, successive supplementary budget laws were passed for 2023 and 2024, culminating in a deficit ceiling of 7.7% for 2024.
In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Under these restrictions, the growth of aggregate government expenditure was limited to a specific yearly real growth rate, which was indexed to the CPI. Any upward revision of expenditures was subject to maintaining compliance with the annual deficit target ceiling.
In May 2010, in accordance with a government proposal, the Knesset amended the Deficit Reduction Law. The amendment stipulated that the real growth of government expenditures would be calculated as a ratio of 60% (the medium- term target) divided by the last known debt-to-GDP ratio, multiplied by the average GDP growth rates over the previous ten years for which GDP data from the Central Bureau of Statistics is available.
In 2014, another amendment was made to the Deficit Reduction Law. The amendment stipulated that the real growth rate of government expenditures may not exceed the average population growth rate over the last three years, plus the ratio of the medium-term debt target (now set at 50%) to the current debt-to-GDP ratio.
If the increase in the expenditure rate (calculated according to the expenditure ceiling) leads to a deviation from the deficit ceiling, the expenditure growth rate will be reduced. The Deficit Reduction and Budgetary Expenditure Limitation Law sets a ceiling on expenditures based on actual figures, rather than forecasts, thereby enhancing the simplicity, transparency and credibility of the Government’s fiscal policy.
In 2015, as part of its approval of the 2015-2016 budget and economic plan, the Knesset passed legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force on January 1, 2016 and includes the following provisions:
•
A requirement for the bi-annual mandatory publication of fiscal frameworks and governmental obligations for the three following years.

•
A requirement for consolidation in order to meet multi-year expenditure limits, starting with the budget for the 2017 fiscal year. This limits the Government’s ability to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multi-year expenditure rule or the deficit ceilings.

In 2020, due to economic uncertainties caused by COVID-19, the ceiling on government expenditures was revised to allow for a temporary increase beyond the limits set in the Expenditure Law of 21.34% for the 2020 fiscal year and 12.69% for the 2021 fiscal year. By law, these additional expenditures were required to address needs directly related to the COVID-19 crisis and efforts to promote a swift recovery. These increases to the ceiling were temporary and are not considered in the calculation of future expenditure ceilings.
In 2021, further amendments were made to the expenditure growth ceiling. The nominal growth of expenditures was indexed to the median of the Bank of Israel’s target inflation range (2%) rather than to an average of past CPI rates. Additionally, the temporary multi-year increase in COVID-19-related expenditures was extended by allowing a further 2.3% increase in the expenditure ceiling growth rate.
In 2023, additional amendments were made to the expenditure ceiling to adjust for the new pricing environment following the global inflationary surge in 2022. Instead of calculating the price coefficient for the expenditure growth rate for 2023 using the average inflation in 2019-2021, the government decided to set it at the average annual inflation rate of 2022. The nominal growth coefficient for 2024 was set based on the average annual inflation rates in 2021-2023. From 2025 onwards, the coefficient will revert to being calculated according to the original law.
Together with the budget for 2023-2024, the Knesset approved an additional law imposing a new fiscal limit on the Government. Under this fiscal rule, if a budget for a given year is submitted to the parliament more than 6 months before the start of that year, the Government is required to re-examine its fiscal forecasts prior to the beginning of the fiscal year. If the updated forecasts indicate a deviation from either the deficit ceiling or the expenditure ceiling, the Government must take corrective action to bring the budget back in line with the original frameworks previously approved by law.
Due to the outbreak of the war in Gaza and related military conflicts, the expenditure ceiling was temporarily revised in both late 2023 and again in 2024 to permit spending beyond the limits set in the Expenditure Law. In 2023, the ceiling was increased by 5.7% (3.75% for military expenses and 1.95% for war-related civilian needs). In 2024, the ceiling was raised by 22.1% (17.8% for military expenses and 4.3% for war-related civilian needs). These increases are temporary and are not factored into future expenditure ceiling calculations. In parallel, the deficit ceilings were also adjusted to 3.7% in 2023, and 7.7% in 2024.
Without Knesset approval, government ministries are not permitted to exceed their respective budgets. However, unused budgeted funds may be carried over to the following fiscal year, provided that notice is given to the Finance Committee of the Knesset and the Minister of Finance grants approval. The deficit ceiling established under the Deficit Reduction Law applies to the proposed budget rather than actual expenditures or revenues. As such, no legal adjustment to government expenditures is required if the actual deficit exceeds the ceiling due to unforeseen deviation in government revenues or actual.
The Government primarily finances its deficits through a combination of local and foreign currency debt, along with proceeds from privatization. For each year from 2019 through 2024, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 3.7%, 11.3%, 4.3%, -0.6%, 4.1% and 6.8% respectively. In 2019, the deficit was 3.7%, approximately 0.8% above the 2.9% ceiling, mainly due to lower than expected revenues and a slight increase in overall expenditure above the budget forecast. In 2020, the deficit was 11.3%, approximately 8.8% higher than the deficit ceiling due to the sharp increase in expenditures and the reductions in revenues resulting from the economic impact of COVID-19. In 2021, the deficit was 4.3%, approximately 2.4% lower than the deficit ceiling, due to a stronger than expected economic recovery leading to an 8.6% growth rate and a significant increase in revenues. In 2022, the surplus was 0.6%, approximately 4.5% lower than the deficit ceiling, due to a revenues boost led mainly by the hi-tech and real estate sectors. In 2023, the deficit was 4.1%, approximately 0.4% higher than the revised deficit ceiling, due to the sharp increase in expenditures and the reductions in revenues resulting from the outbreak of the war in Gaza. In 2024, the deficit was 6.8%, approximately 0.9% lower than the revised deficit ceiling.
The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures made by the Government in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. The table presents the gross budget figures, including revenue- dependent expenditures and contributions from the budget to National Insurance Institute.
Table No. 28
The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)
	Actual 2020	Actual 2021	Actual 2022	Actual 2023	Actual 2024
Surplus (Deficit) to be Financed	-159,574	-68,424	10,650	-76,887	-135,087
Surplus (Deficit) Excluding Net Credit	-160,105	-69,157	9,944	-77,133	-135,622
Adjustments needed to cash basis	498	24	-735	-578	-817
Revenues Excluding Principal	317,814	412,381	468,894	438,649	484,866
Total tax revenue excl. VAT on Security imports	310,564	383,222	436,257	411,958	455,399
Income and Purchase tax	166,945	216,172	254,686	237,590	255,196
Customs and VAT excl. VAT on Defense imports	137,194	160,222	174,193	166,595	191,375
Fees	6,425	6,828	7,378	7,772	8,828
VAT on Defense imports	1,373	1,005	1,081	952	3,165
Interest and principal collections	322	304	274	273	269
Loans from the Social Security	1,300	20,750	22,400	15,200	15,400
Other Revenues	4,256	7,100	8,882	10,267	10,633
Expenditures excluding credit	478,417	481,562	458,215	515,205	619,671
Ministries excluding credit	426,701	426,396	400,623	453,276	551,273
Government administration	61,215	61,879	65,923	71,692	75,658

	Actual 2020	Actual 2021	Actual 2022	Actual 2023	Actual 2024
Social services	220,948	225,333	211,220	234,469	251,853
Economic services	46,028	44,729	43,972	46,506	51,725
Defense	71,467	74,586	75,009	97,704	168,052
Other	27,043	19,869	4,499	2,905	3,986
Interest and principal payments, National Insurance Institute(1)	51,715	55,166	57,591	61,928	68,398
Net Credit	531	733	706	246	536
Total Income	1,382	1,377	1,453	932	872
Total Expenditure	851	644	747	686	336
Total financing	182,250	72,934	-30,579	64,706	169,191
Net Foreign Loans	61,010	-4,499	-4,396	22,361	24,991
Foreign Borrowings	74,420	3,579	10,461	39,814	54,102
Foreign Loan Repayments	13,410	8,078	14,857	17,453	29,111
Net Domestic Loans	120,677	63,849	-42,472	32,601	141,376
Domestic Borrowings	190,983	161,261	53,704	120,619	224,284
Domestic Loan Repayments	70,306	97,412	96,176	88,018	82,908
Net capital income	562	13,584	16,289	9,745	2,824
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	35,294	33,351	14,249	13,232	28,868
Deposits in foreign currency	10,980	23,855	34,046	24,871	41,007
Total	46,274	57,206	48,295	38,103	69,875

(1)
Interest payments and commissions are net of amounts attributable to indexation of NIS-linked government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan.

(2)
Cash balances do not include social security reserves.

(3)
2020 and 2021 data are restated.

Sources:   Ministry of Finance and Bank of Israel.
Socioeconomic Policy
In planning the 2023 and 2024 budgets at the beginning of 2023, the Government also approved the economic plan, which accompanies the budget laws every year and includes strategic measures aimed at improving the long-term standard of living by accelerating growth. The 2023-2024 economic plan for accelerating growth was structured around six key chapters. These chapters focus on various areas: integrating all population segments into the workforce, enhancing human capital and technological leadership, expediting national infrastructure projects and addressing housing market issues, promoting competition and reducing centralization in the economy, simplifying bureaucratic processes and regulations for businesses and citizens, optimizing the public sector, and combating illicit black-market transactions.
After the outbreak of the war in Gaza on October 7, 2023, the Government passed additional budget laws to address the sharp increase in government expenditure to finance the war. Due to the urgency of passing the additional budget laws, the Government did not pass a comprehensive economic plan along with the budget laws as usual. Instead, the Government focused on a budget balance plan that included consolidation measures on the expenditure side and on the revenues side in order to avoid extremely high levels of deficits and loss of control over the public debt.

Examples of consolidation measures that the government took on the expenditure side include:
•
Budget cuts;

•
Reallocation within the budget; and

•
Downsizing of coalition funds.

Examples of consolidation measures that the government took on the revenues side include:
•
VAT increase of 1%;

•
Health and social security tax;

•
Smoking tax; and

•
Commercial banks tax.

The 2025 economic plan accompanying the 2025 budget which was approved in March 2025 focused heavily on fiscal responsibility and the stabilization of the debt-to-GDP ratio. In response to the permanent increase in defense spending, the Government enacted measures to both boost revenues and curtail expenditure commitments. These actions were aimed at limiting the deficit to debt-stabilizing levels in 2025 and facilitating a decrease in the debt-to-GDP trend in the coming years. The plan amounts to an estimated 1.8% of GDP in increased budget revenue and decreased expenditures combined, with the majority of adjustment derived from an increased tax burden. The 2025 economic plan is in addition to the consolidation policies implemented in 2025 and was undertaken alongside the first amendment to the 2024 fiscal year budget, which included measures such as the VAT increase, as outlined above.
Examples of consolidation measures that the Government took to reduce the deficit include:
•
Public sector wage reductions;

•
Tax indexation freeze and introduction of high-net tax brackets;

•
Undistributed dividends tax;

•
Social Security tax increase; and

General line ministry cuts.
Taxation and Tax Revenues
In 2024, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 30.9% of GDP, compared to 29.8% in 2023, 32.9% in 2022 and 32.5% in 2021.
As of December 31, 2024, Israel maintains a progressive personal income tax system with a top rate of 50%, supplemented (up to a ceiling) by a 19.6% health and social security tax (including employer contributions) and a 23% corporate tax rate. Indirect taxes consist primarily of a 18% VAT rate. In addition, there are relatively high sales taxes on cars, alcohol, fuel and tobacco.
As part of the Government’s policy to integrate Israel into the global economy, customs duties have been reduced. While imports from the EU and the United States are generally duty-free, customs duties are applied on selected imports from countries that do not have trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Egypt, Jordan, Mexico, Colombia, Panama, the MERCOSUR countries, Ukraine, the U.K., South Korea, the United Arab Emirates, Guatemala and Vietnam. These free trade agreements lower customs duties on imports from the aforementioned countries. In 1995, Israel and the United States ratified a double taxation treaty that governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced withholding tax rates on certain non-business income, such as dividends, interest and royalties that are sourced in Israel and received by residents of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Israel does not have local taxes on the income of individuals or corporations, nor does it have alternative minimum taxes. Real estate transactions are generally taxed on a real-profit basis and are subject to a turnover tax that varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.
Due to the COVID-19 pandemic and the restrictions implemented to contain its spread, GDP and tax revenues declined in 2020 but recovered sharply in 2021 and in 2022, adding approximately 3% of GDP to the tax burden (including government taxes, social security contributions, local authority taxes and VAT on defense imports). This exceptional increase can be attributed to a confluence of factors, including the rapid expansion of the high-tech sector, an increase in the prices of financial and real estate assets, and an increase in the imports of vehicles that attract a high sales tax. The upward trend in tax revenues came to a halt in the second half of 2022, and throughout 2023 tax revenues followed a negative trajectory. The war in Gaza in the last quarter of 2023 exacerbated this trend, bringing the tax burden in 2023 back to its level in 2020). In 2024, tax revenues recovered despite the ongoing war. Part of the increase in tax revenues was driven by a shift in consumption from 2023 to 2024, particularly a substantial acceleration in vehicle imports and an unusually large volume of dividend distributions at the end of the year. These actions were prompted by tax increases scheduled to take effect in 2025. As a result, the overall tax burden in 2024 increased, although it remained below its peak level in 2021-2022.
Table No. 29
General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)
	2020	2021	2022	2023	2024
Central Government	310.6	383.2	436.3	412.0	455.4
Social Security	73.0	79.6	88.8	93.8	99.1
Local Authorities and others	37.2	51.5	55.5	54.6	62.5
Total	420.8	514.3	580.6	560.4	617.0
Total (in % of GDP)	29.8%	32.5%	32.9%	29.8%	30.9%

(1)
Including social security contributions, local authorities’ taxes and VAT on defense imports.

Source:   Ministry of Finance.
Local Authorities
Local authorities in Israel include 80 municipalities, 127 local councils, 54 regional councils and two industrial councils. The local authorities are required by law to provide certain basic social services, and generally finance the provision of such services through the collection of local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing. Local authorities with greater financial challenges may also apply for supplementary grants from the Ministry of the Interior. As of December 31, 2024, the total outstanding debt of local authorities was approximately NIS 95 billion, and their aggregate deficit stood at approximately NIS 4 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and are designated for specific purposes, such as social services or education. The Government currently retains the power to approve changes to the taxation rates imposed by local authorities. Government transfers to local authorities in 2024 totaled approximately NIS 39 billion.
Social Security System
National Insurance Law.   Under Israel’s National Insurance Law, the National Insurance Institute of Israel (“NIOI”), an independent institution, provides a wide range of social security benefits, including old-age benefits, long-term care services, unemployment benefits, long-term disability benefits, benefits for work injuries, birth grants and maternity allowances, and child support payments. In 2024, total expenditure by NIOI was NIS 143 billion, compared to NIS 126.4 billion in 2023. NIOI funds its expenditures using the proceeds of social security taxes paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees, transfer payments from the Government pursuant to the National Insurance Law, and interest income on deposits derived from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, such as income support, mobility assistance for the disabled and other payments not covered by social insurance programs.
In 2024, the Government’s transfer payments to NIOI totaled NIS 51.3 billion for contributory social security benefits, and NIS 14.03 billion for non-contributory payments. In 2023, the Government’s transfer payments to NIOI totaled NIS 47.1 billion for contributory social security benefits, and NIS 12.4 billion for non-contributory payments. Transfer payments from the Government to the NIOI in 2023 and 2024 for war-related causes were used to assist residents who, due to the war, were evacuated from war zones by providing housing and temporary unemployment benefits.
Healthcare
Israel has an advanced and efficient universal healthcare system, with four public healthcare maintenance organizations or “HMOs,” (also known as healthcare funds) and a ratio of one doctor for approximately every 300 individuals. Israel’s healthcare system receives very high ratings in health outcomes, including high life expectancy and healthy life expectancy, low infant mortality rates, high scores in public satisfaction polls, and for the extensive scope of its preventative medicine.
Public healthcare expenditures in 2024 were NIS 97 billion and included spending on government administration, hospitals, research, investments, public clinics and preventative medicine, among other expenditures. National expenditures on health as a percentage of GDP in 2024 declined slightly to 7.2% in 2023 from 7.6% in 2022 and 8.1% in 2021. Public expenditures as a percentage of GDP peaked in 2020 at 8.4% due to COVID-19 expenses. In 2019, public expenditures were approximately 4.9% of GDP. A healthcare tax, which varies based on gross salary and averages 5.01% of an individual’s gross salary, funds about 23.2% of the healthcare system, with the remainder funded by direct Government expenditure.
In February 2020, the Government began investing large sums to manage the COVID-19 pandemic, investing over NIS 30 billion by the end of 2022 in health-related expenditures. The funds served to conduct COVID-19 tests, employ larger medical staffs, build accommodating wards and purchase vaccines, among other things.
In 2021, the rapid rate of vaccinations against the COVID-19 virus in Israel enabled the Government to decrease the intensity of its response to the pandemic. Consequently, the Government shifted its efforts in the healthcare sector, focusing on improving mental health services by strengthening primary care solutions intended to curb the deterioration of patients.
In 2023, the Government enacted legislation aimed at improving the regulatory framework governing the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing private spending while improving availability in the public system. Furthermore, the regulations reduce the occurrence of double insurance as a result of private insurance and supplementary insurance of the HMOs in the field of surgeries. The Government also allocated substantial additional funding to the public healthcare system to improve quality and service.
In January 2024, as a response to the October 7, 2023 terror attack on Israel and the ensuing war in Gaza, the Government substantially increased public healthcare funding, focusing on community mental health and rehabilitation services.
Pension Funds
Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.
There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in an actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.
In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.
As of December 2024, Government obligations under the recovery plan stood at NIS 127 billion. In 2024, the Government transferred NIS 6.2 billion from the State’s budget to older pension funds that had actuarial deficits. The funds will cover the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for pension benefits purposes, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. Additionally, the Government ceased issuing certain types of designated government bonds, in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in earmarked government bonds.
As of December 31, 2024, long-term investments totaled NIS 2,792 billion, of which NIS 959 billion was invested in new pension funds, NIS 407 billion was invested in old pension funds, NIS 609 billion was invested in life insurance policies, and NIS 632 billion was invested in provident funds.

PUBLIC DEBT
General
In 2024, government debt increased by approximately 17.9% to NIS 1,329.3 billion from NIS 1,127.4 billion at the end of 2023, compared to an increase in government debt of 8.7% in 2023. The increase in 2024 was primarily composed of approximately NIS 169 billion in net debt raised, reflecting a significant increase in the government’s financial needs following the continued war in Gaza, and of approximately NIS 32 billion influenced by market factors such as inflation, interest rates and currency exchange rates.
The debt-to-GDP ratio is a key indicator for determining the State’s credit rating and financial stability. In 2024, the public debt-to-GDP ratio, including municipalities, increased by approximately 6.4% from 2023, reaching 67.9%. Additionally, the government debt-to-GDP ratio rose to 66.5%, marking a 6.5% increase compared to 2023. While the deficit increased in 2024 due to the war in Gaza and related conflicts and increased government expenditures, State revenues demonstrated resilience, growing at a nominal rate of approximately 10%.
Table No. 30
Government and Public Debt
(In Billions of NIS at End of Year Prices)
	2020	2021	2022	2023	2024
Central Government	983.9	1,044.1	1,037.1	1,127.4	1,329.3
As percent of GDP	69.6%	66.0%	58.8%	60.0%	66.5%
Other Public Agencies(1)	21.4	26.6	27.2	27.3	27.8
As percent of GDP	1.5%	1.7%	1.5%	1.5%	1.4%
Total	1,005.3	1,070.8	1,064.2	1,154.7	1,357.1
As percent of GDP	71.1%	67.7%	60.3%	61.5%	67.9%

(1)
Including the debt of the local authorities, but excluding their debt to the central government.

Source:   Bank of Israel; Ministry of Finance; Central Bureau of Statistics.
Central Government Debt
As described above, in 2024 government debt increased by 17.9% to NIS 1,329.3 billion. This increase was mainly attributable to net positive borrowing to meet the government’s financial needs. In addition, market-related factors such as inflation, interest rates and currency exchange rates contributed to the overall increase. As presented in the table below, the total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 31
Central Government Debt
(In Billions of NIS)
Segment	Description	2020	2021	2022	2023	2024
Tradable Local Currency Debt	Floating Rate	44.1	39.5	41.2	49.0	65.8
	Fixed Rate	310.7	334.7	300.6	334.4	430.4
	CPI-Linked	196.3	209.4	207.8	222.6	283.7
	Total	551.2	583.6	549.6	606.0	780.0
Non-Tradable Local Currency Debt	Pension	210.0	250.3	268.8	275.8	279.7
	Insurance	54.5	54.7	57.0	57.36	58.46
	Other	7.5	7.6	7.9	7.8	8.1
	Total	271.9	312.6	333.6	340.9	346.3
Foreign Currency Debt	Israel Bonds	18.0	16.7	18.5	22.8	26.7
	Sovereign bonds	117.0	108.5	112.5	143.8	171.0
	Other (including loan facilities)	1.6	1.4	1.4	1.3	1.2
	Bonds guaranteed by the USA	24.2	21.4	21.5	12.5	4.1
	Total	160.8	147.9	153.9	180.4	203.0
Total Government Debt		983.9	1,044.1	1,037.1	1,127.4	1,329.3

Source:   Ministry of Finance.
Maturity of Debt
The average time to maturity of central government debt was 8.7 years at the end of 2024, compared to 8.9 years at the end of 2023.
Table No. 32
Maturity of Debt — Average Time to Maturity
(In Years)
	2020	2021	2022	2023	2024
Domestic Debt	8.1	8.2	8.2	8.0	7.7
Foreign Debt	15.6	15.1	15.6	13.8	14.0
Total Debt	9.2	9.1	9.3	8.9	8.7

Source:   Ministry of Finance.
In recent years, the Ministry of Finance has taken some major steps to enhance the transferability and liquidity of its bonds. Between 1995 and 2024, the CPI-linked component in the overall domestic tradable debt decreased from 81% to 36%, and the USD-linked component decreased from 10.1% to 0%. In parallel, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 152 in 1998 to only 30 at the end of 2024. In 2024, three series matured and five series were issued. Over the same period, the average series size increased from NIS 1 billion to roughly NIS 24.8 billion.

Table No. 33
Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)
	2020	2021	2022	2023	2024
Tradable	165.0	119.3	41.5	116.1	219.9
Non-Tradable	26.0	42.0	12.2	4.5	4.4
Total	191.0	161.3	53.7	120.6	224.3

Source:   Ministry of Finance.
Domestic Government Debt
Domestic government debt comprises both tradable and non-tradable debt components. As of December 31, 2024, domestic government debt stood at NIS 1,126.3 billion, of which NIS 780.0 billion was tradable debt, compared to NIS 346.3 billion in non-tradable debt. This reflects an increase of approximately 18.9% in total domestic government debt compared to 2023.
Designated Bonds Reform
“Designated bonds” are CPI-linked, non-tradable domestic bonds, issued by the government specifically for pension funds. According to previous regulations, pension funds were required to invest 30% of their portfolio in designated bonds. By law, the government was obligated to issue these bonds to match the pension funds’ demands.
In 2021, a new law — the Economic Efficiency Act 2021 — was enacted that replaced designated bonds issuances with an “Ensuring Yield” mechanism, effective from October 1, 2022. This mechanism allows pension funds to invest assets in the capital markets that would otherwise have been used to purchase designated bonds, while the government guarantees a specific return on such invested amounts. The reform was implemented to ensure yield stability in pension fund portfolios, improve budgetary efficiency and strengthen debt management. As a result of this legislation, no new designated bonds were issued in 2023. Since October 2022, the Government Debt Unit has been implementing the “Ensuring Yield” mechanism in collaboration with the pension funds, in accordance with the Economic Efficiency Act 2021.
External Government Debt
As of December 31, 2024, the government’s external debt stood at NIS 203.0 billion.
Table No. 34
Composition of External Government Debt
(In Billions of USD)
	2020	2021	2022	2023	2024
U.S. Loan Guarantees	7.5	6.9	6.1	3.4	1.1
Sovereign Issuances	36.4	34.9	32.0	39.6	46.9
Israel Bonds Organization	5.6	5.4	5.3	6.3	7.3
Other	0.5	0.4	0.4	0.4	0.3
Total External Debt	50.0	47.6	43.7	49.7	55.7

Source:   Ministry of Finance.
Over the last decade, Israel has made a major shift away from its traditional external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public sovereign issuances. Nonetheless,

Israel Bonds remain a reliable and important source of financing for the State, particularly under adverse circumstances, due to the unique characteristics of the investors, both individuals and institutions, including members of the global Jewish community that have an interest in Israel. This was evident in 2023 and 2024, beginning with the outbreak of the war in Gaza in October 2023, which was followed by increased investment in Israel Bonds. Israel Bonds raises capital through the following three organizations: Development Corporation for Israel (“DCI”), Development Company for Israel (International) Limited and Canada-Israel Securities, Limited (“CISL”). Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain limited exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2024, the outstanding balance of bonds and notes issued through Israel Bonds was approximately $7.3 billion, representing approximately 13% of Israel’s governmental external debt. In 2024, total funds raised through Israel Bonds amounted to $2.50 billion, compared to $2.72 billion in 2023.
Table No. 35
Total Funds Raised by Israel Bonds
(In Billions of USD)
	2020	2021	2022	2023	2024
Funds Raised	1.78	1.35	1.31	2.72	2.50

Source:   Ministry of Finance.
In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel. The loan guarantee program has been extended over the years, and in 2012 the United States and Israel entered into an agreement establishing a new framework for administering the program. This framework provides Israel with access to up to approximately $3.8 billion in future loan guarantees as part of the initial $9 billion commitment. In January 2023, the United States extended the program until September 2028. The loan guarantee program is intended to support Israel’s comprehensive economic program and to help create conditions for high and sustainable growth.
The amount of guarantees available to Israel under the program may be reduced by an amount equal to the funds extended or estimated to have been expended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the two countries regarding the implementation of the loan guarantees program. Under the program, the United States guarantees the full payment of principal and interest on certain bonds issued by Israel. The proceeds from these guaranteed loans may be used to refinance existing debt.
Currently $3.8 billion in U.S. loan guarantees (subject to the reductions described above) remain available.
Derivatives and Hedging Transactions
Israel has never utilized, and currently does not anticipate utilizing, derivative instruments for speculative purposes. As of December 31, 2024, the total debt denominated in foreign currency amounted to NIS 203.0 billion, comprising 15% of total government debt. In addition, the composition of foreign currency debt is characterized by a predominance of USD-denominated debt. As of that date, 74% of foreign currency debt was USD-denominated, 24% was Euro-denominated, and the remainder was in other currencies. Israel conducts hedging transactions, including short-term USD-NIS forward transactions, short-term EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions help reduce the exposure to foreign currency risk, while EUR-USD transactions contribute to diversification of such exposure. As of December 31, 2024, the composition of Israel’s hedged debt portfolio was as follows: 62% USD, 26% Euro, 11% NIS and 1% of other currencies.
Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (“ISDA”), which regulates the legal procedures for the transfer of guarantees. Pursuant to ISDA’s Credit Support Annex, margin calls are carried out based on the fair value of the transaction (mark-to-market), with thresholds established in the applicable agreement.
As of December 31, 2024, Israel’s stock of swap transactions amounted to $13.1 billion, of which EUR- NIS transactions amounted to $0.51 billion. USD-NIS transactions amounted to $9.1 billion and transactions in other currencies amounted to $3.6 billion. As of December 31, 2024, the mark-to-market value of all these swap transactions was approximately $1.1 billion to the benefit of the State’s applicable counterparty.
Table No. 36
Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2024)
MM $	USD	CAD	EUR	GBP	JPY	Total
State of Israel bonds	6,752	439	60	72	—	7,323
Loans from foreign governments and other loans	246	—	94	—	—	340
Tradable bonds guaranteed by the U.S. Government	1,121	—	—	—	—	1,121
Sovereign bonds – unguaranteed	33,338	—	13,101	127	326	46,892
Total	41,457	439	13,254	200	326	55,676

Source:   Ministry of Finance.
Net Public Debt
Net public debt as of December 31, 2024, was NIS 1,301.5 billion (65.1% of GDP), comprising NIS 1,098.4 billion in local currency debt and NIS 203 billion in foreign currency debt. In 2023, net public debt stood at NIS 1,115.5 billion (59.4% of GDP). The 5.7% increase in the ratio of net public debt-to-GDP in 2024 was largely attributable to the 6.8% government deficit and the 1.7% funding surplus, and was moderated by continued GDP growth. Between 2023 and 2024, GDP at current prices increased by 6.4%. The government deficit rose from 4.1% of GDP in 2023 to 6.8% of GDP in 2024, primarily due to the impact of the war in Gaza on government expenditures and tax revenues. The ratio of tax revenue to GDP increased by 0.9% of GDP between 2023 and 2024, but was 2.1% of GDP lower than in 2022.
Table No. 37
Net Public Debt(1)
(In Billions of NIS at Current Prices)
	2020	2021	2022	2023	2024
Local Currency(2)	786.8	865.8	874.5	935.1	1,098.4
Foreign Currency(3)	160.8	147.8	153.9	180.4	203.0
Total	947.6	1,013.6	1,028.4	1,115.5	1,301.5

(1)
Net public debt includes the debt of local authorities, except for the debt of local authorities to the central government.

(2)
In 2024, domestic net public debt increased in real terms (at end-of-year 2023 constant prices) by 13.8%, to NIS 1,064.0 billion.

(3)
For this purpose, foreign currency debt does not include nonresidents’ holdings of NIS-denominated government bonds issued in the domestic market, but does include residents’ holdings of foreign currency- denominated government bonds issued in the global market.

Source:   Bank of Israel.

Table No. 38
Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)
	2020	2021	2022	2023	2024
Local Currency	55.6%	54.7%	49.6%	49.8%	55.0%
Foreign Currency(1)	11.4%	9.3%	8.7%	9.6%	10.2%
Total	67.0%	64.1%	58.3%	59.4%	65.1%

(1)
Foreign currency public debt is defined as the government’s foreign-currency denominated liabilities.

Source:   Bank of Israel; Central Bureau of Statistics.
Domestic Public Debt
In the consolidated balance sheet of the government and the Bank of Israel, domestic net public debt is defined as gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. Essentially, net public debt includes debt of local authorities, but excludes their debt to the government. As of December 31, 2024, domestic net public debt stood at NIS 1,098.4 billion, compared to NIS 935.1 billion as of December 31, 2023. The domestic public debt is comprised of transferable and non-transferable debt, in each case which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements terms (see “Designated Bonds Reform” above). In recent years, the amount of non-transferable debt as a portion of the total domestic debt has increased to approximately 30%, mainly due to the rise in issuance of designated bonds for pension funds (see “Public Finance — Pension Funds,” above).
External Public Debt
Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.
The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.
Table No. 39
Net External Debt
(in Billions of USD)
	2020	2021	2022	2023	2024
Net External Debt	-204.1	-225.7	-209.2	-250.0	-277.1
As percent of GDP	-49.4%	-45.9%	-39.7%	-49.1%	-50.9%

Source:   Bank of Israel; Central Bureau of Statistics.
The Government is the principal borrower of external public debt. In 2024, the public sector’s share of gross external debt amounted to 45.8%, compared to 47.2% in 2023, 50.9% in 2022, 50.9% in 2021 and 48.0% in 2020. The share of the public sector gross external debt as a percentage of the total government debt was 18.5% in 2024, compared to 22.1% in 2023, 26.8% in 2022, 24.3% in 2021 and 20.4% in 2020 (in each case, at year-end).

Total public sector external debt in 2024 amounted to $67.6 billion, compared to $68.6 billion in 2023, $79.1 billion in 2022, $81.6 billion in 2021, and $62.4 billion in 2020. The total public sector external assets in 2024 amounted to $224.6 billion, compared to $209.4 billion in 2023, $201.4 billion in 2022, $220 billion in 2021, and $176.1 billion in 2020.
The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.
Table No. 40
Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)
	2020	2021	2022	2023	2024
Public sector external debt(1)
Foreign governments and international institutions	1,527	4,042	3,977	4,027	3,908
Negotiable bonds guaranteed by the U.S. government	7,998	7,309	6,555	3,992	1,741
Negotiable bonds – unguaranteed	47,100	64,810	63,134	54,195	54,488
State of Israel bonds	5,596	5,327	5,251	6,263	7,312
Other	185	158	139	127	109
Total	62,407	81,645	79,057	68,603	67,558
Total public sector external assets	176,144	219,775	201,442	209,449	224,593
Net public sector external debt	-113,737	-138,130	-122,385	-140,846	-157,035
(as percent of GDP)	-27.5%	-28.1%	-23.2%	-27.6%	-28.9%

(1)
Includes accrued interest.

Source:   Ministry of Finance and Bank of Israel.
Table No. 41
Forward Amortization of External Debt — Principal Payments
(in Millions of USD)(1)
	2025	2026	2027	2028	2029	2030 onwards
Public sector	4,665	6,216	5,997	4,097	5,038	40,175
Foreign governments and international institutions	7	10	3	1	1	3,883
Negotiable bonds guaranteed by the U.S. government	68	48	7	0	0	335
Negotiable bonds – unguaranteed	2,403	4,104	4,844	3,532	4,464	35,141
State of Israel bonds	2,174	2,041	1,130	551	560	773
Other	13	13	13	13	13	43
Private sector	4,690	4,833	6,288	6,716	3,277	4,588
Financial loans	1,409	1,879	2,349	2,349	1,409	0
Bonds	1,597	709	1,133	1,561	184	4,588
Equity-holders’ loans	1,684	2,245	2,807	2,807	1,684	0
Total direct credit external liabilities (Debt Instruments)	9,356	11,049	12,285	10,812	8,315	44,763

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data. The data do not include accrued interest.

Source:   Ministry of Finance and Bank of Israel.

Table No. 42
Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)
	2025	2026	2027	2028	2029	2030 onwards
Public sector	2,222	2,028	1,547	1,306	1,130	17,316
Foreign governments and international institutions	5	4	4	3	3	153
Negotiable bonds guaranteed by the U.S. government	401	305	62	18	18	74
Negotiable bonds – unguaranteed	1,507	1,496	1,331	1,170	1,022	16,731
State of Israel bonds	295	209	136	101	73	204
Other	14	14	14	14	14	154
Private sector	1,412	1,230	991	663	356	1,349
Financial loans	495	420	321	198	74	0
Bonds	410	379	341	262	206	1,349
Equity-holders’ loans	507	431	329	203	76	0
Total direct credit external liabilities (Debt Instruments)	3,634	3,258	2,538	1,969	1,486	18,665

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data.

Source:   Ministry of Finance and Bank of Israel calculations.
State Guarantees
The Government may issue, in certain cases, financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a certain fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset. The aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year (excluding development budget). In exceptional circumstances, the Government may increase the rate to 25% for a period not to exceed 18 months.
Government guarantees fall into four categories:
i.
Guarantees to support economic activities, including encouragement of capital investment and lending to small and medium enterprises (“SMEs”);

ii.
Guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A, the Israel Foreign Trade Risks Insurance Corporation Ltd., which is a government-controlled company, or through private export insurance companies;

iii.
Special guarantees for a loan taken by the IEC from Citibank to establish an infrastructure project;

iv.
Special guarantees to support SMEs and large enterprises during times of emergency, such as the COVID-19 pandemic and the war in Gaza. There are three main programs in this category that have been initiated by the Government during the ongoing war:

a)
Establishing dedicated guarantee loan tracks designed for small, medium and large businesses. The purpose of the designated tracks is to assist businesses that have experienced cash flow difficulties due to the war and to obtain loans from the banking system. To further support businesses in their recovery process and boost activity, the Government has allowed the banking system to extend a grace period for loan repayments by extending the deadline for up to an additional 9 months. As of June 1, 2024, the loan tracks closed for new applications.

b)
Supporting local businesses in the field of short-term credit insurance, with the aim of encouraging economic growth and employment by providing a guarantee to top up cover beyond the basic coverage of private insurance companies to their clients.
c)
Establishing a state guarantee framework to allow Israeli airlines to issue insurance policies against war risks, thereby ensuring the continuity of air operations in the State of Israel. The insurance policies are issued by Inbal Insurance Company Ltd. and are contingent upon the cancellation or reduction of existing insurance coverage held by Israeli airlines, limiting coverage to war risks within the geographical area of the State of Israel.

The guarantees, the associated fees and other receipts are included in the national accounts. As of December 31, 2024, approximately $4.5 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third parties’ indebtedness by category.
v.
Guarantee in accordance with the Law for Disabled Persons and Bereaved Families — A government guarantee for loans provided by banks to IDF disabled veterans and bereaved families. The Guarantee constitutes a benefit granted by state eligible individuals. The guarantee was added following a reassessment conducted in 2024.

Table No. 43
State Guarantees
(In Millions of NIS)
	As of December 31, 2023		As of December 31, 2024
	Grouping(1)	Exposure	Effective Limits of the Program	Exposure
Small- and Medium-Sized Business Funds	(i)	775	851	706
COVID-19 Loan Fund	(iv)(a)	4,458	3,268	3,268
Small- and Medium-Sized Business War Tracks	(iv)(a)	407	1,230	958
International Trade	(ii)	9,257	12,765	8,865
Israel Electric Corporation Ltd	(iii)	81	27	27
Top Up Cover 2020	(iv)(b)	1,398	1,395	1,395
Top Up Cover 2023	(iv)(b)	182	1,855	1,645
Long Up Cover	(ii)	0	365	13
War Risk Insurance in the Aviation Industry	(iv)(c)	14,762	29,176	14,223
Guarantee under Disabled and Bereaved Families Law	(v)	406	532	532
Total		31,726	51,464	31,462

(1)
Refers to groupings (i), (ii), (iii), (iv) and (v) described under “State Guarantees,” above.

Source:   Ministry of Finance.

DEBT RECORD
Israel has never defaulted on the payment of principal or interest on any of its domestic or external debt obligations.
Loans from the Government of the Federal Republic of Germany
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2024 (In Millions)(1)
2.0	Jun. 1995	Jun. 2025	EUR	1.8
2.0	Dec. 1996	Dec. 2026	EUR	4.6
2.0	Jan. 1998	Dec. 2027	EUR	3.8
2.0	Sep. 2000	Dec. 2030	EUR	1.3
2.0	Dec. 2001	Dec. 2030	EUR	3
2.0	Dec. 2003	Dec. 2030	EUR	0.4
2.0	Dec. 2004	Dec. 2030	EUR	0.6
2.0	Aug. 2005	Dec. 2030	EUR	0.6
2.0	Dec. 2006	Dec. 2030	EUR	1
2.0	Dec. 2007	Dec. 2030	EUR	0.6

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Loans from Non-Israeli Banks
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2024 (In Millions)(1)
4.157	Dec. 2009	Dec. 2029	EUR	44.1
3.571	Jan. 2012	Jan. 2032	EUR	27.6

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
International Capital Markets Issues
Interest Rate (%)	Issue Date	Maturity	Currency	December 31, 2024 (In Millions)(1)
7.25	Dec.1998	Dec. 2028	USD	250
6.875	Oct. 1999	Oct. 2034	GBP	100
4.5	Jan. 2013	Jan. 2043	USD	1,000
4.5	Mar. 2016	Jan. 2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan. 2043	USD	200
1.5	Jan. 2017	Jan. 2027	EUR	1,500
2.375	Jan. 2017	Jan. 2037	EUR	750
3.25	Jan. 2018	Jan. 2028	USD	1,000
4.125	Jan. 2018	Jan. 2048	USD	1,000
1.5	Jan. 2019	Jan. 2029	EUR	1,250
2.5	Jan. 2019	Jan. 2049	EUR	1,250

Interest Rate (%)	Issue Date	Maturity	Currency	December 31, 2024 (In Millions)(1)
2.0	Jul. 2019	Jul. 2069	EUR	500
0.15	Aug. 2019	Aug. 2026	JPY	15,000
2.5	Jan. 2020	Jan. 2030	USD	1,000
3.375	Jan. 2020	Jan. 2050	USD	2,000
1.5	Apr. 2020	Jan. 2029	EUR	200
2.75	Apr. 2020	Jul. 2030	USD	2,000
3.875	Apr. 2020	Jul. 2050	USD	2,000
4.5	Apr. 2020	Apr. 2120	USD	1,000
2.0	Apr. 2020	Jul. 2069	EUR	150
1.5	Apr. 2020	Jan. 2029	EUR	200
3.8	May. 2020	May. 2060	USD	5,000
2.0	Jul. 2020	Jul. 2069	EUR	350
1.5	Aug. 2020	Jan. 2027	EUR	250
0.625	Jan. 2022	Jan. 2032	EUR	1,500
4.5	Jan. 2023	Jan. 2033	USD	2,000
0.63	Oct. 2023	Oct. 2026	JPY	20,000
5.0	Oct. 2023	Oct. 2026	EUR	1,580
5.0	Nov. 2023	Oct. 2026	EUR	220
6.5	Nov. 2023	Nov. 2031	USD	800
1.5	Nov. 2023	Jan. 2029	EUR	185
1.5	Nov. 2023	Jan. 2029	EUR	125
0.625	Nov. 2023	Jan. 2032	EUR	260
1.5	Nov. 2023	Jan. 2027	EUR	315
0.63	Nov. 2023	Oct. 2026	JPY	16,000
6.5	Nov. 2023	Nov. 2031	USD	700
6.25	Nov. 2023	Nov. 2027	USD	725
1.5	Dec. 2023	Jan. 2027	EUR	125
5.0	Dec. 2023	Oct. 2026	EUR	150
5.0	Dec. 2023	Oct. 2026	EUR	450
1.5	Jan. 2024	Jan. 2027	EUR	650
0.625	Jan. 2024	Jan. 2032	EUR	205
1.5	Jan. 2024	Jan. 2029	EUR	260
9.745	Jan. 2024	Jan. 2027	BRL	2,486
9.81	Feb. 2024	Feb. 2027	BRL	3,977
10.1	Feb. 2024	Feb. 2028	BRL	2,483
5.375	Mar. 2024	Mar. 2029	USD	2,000
5.5	Mar. 2024	Mar. 2034	USD	3,000
5.75	Mar. 2024	Mar. 2054	USD	3,000
10.57	May. 2024	May. 2028	BRL	5,555
12.19	Nov. 2024	Nov. 2028	BRL	2,300

(1)
Data excludes accrued interest on debt outstanding.

(2)
All non-USD/EUR issuances are fully hedged to USD-ILS at inception.

(3)
In February 2025, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $2.5 billion principal amount of 5.375% bonds due 2030 and an aggregate $2.5 billion principal amount of 5.625% bonds due 2035.

Source:   Ministry of Finance.

STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
18K REPORT FOR BONDS AS OF DECEMBER 31, 2024
ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
INSTITUTIONAL ISSUES
INSTITUTIONAL JUBILEE PP 8TH ISSUE 5 YEARS	1.35 – 2.48	JAN 2020 – FEB 2021	JAN 2025 – FEB 2026	USD	149.30
INSTITUTIONAL JUBILEE PP 9TH ISSUE 5 YEARS	1.51 – 1.83	MAR 2021 – MAY 2021	MAR 2026 – MAY 2026	USD	10.00
INSTITUTIONAL JUBILEE PP 10H ISSUE 5 YEARS	2.07	OCT 2021 – OCT 2021	OCT 2026 – OCT 2026	USD	5.00
INSTITUTIONAL JUBILEE PP 11TH ISSUE 2 YEARS	4.64 – 5.36	NOV 2023 – FEB 2024	NOV 2025 – FEB 2026	USD	472.50
INSTITUTIONAL JUBILEE PP 11TH ISSUE 3 YEARS	4.68 – 5.40	NOV 2023 – FEB 2024	NOV 2026 – FEB 2027	USD	493.50
INSTITUTIONAL JUBILEE PP 11TH ISSUE 5 YEARS	4.79 – 5.66	NOV 2023 – FEB 2024	NOV 2028 – FEB 2029	USD	82.50
INSTITUTIONAL JUBILEE PP 11TH ISUUE 10 YEARS	5.95	NOV 2023 – NOV 2023	NOV 2033 – NOV 2033	USD	5.00
INSTITUTIONAL JUBILEE PP 11TH ISUUE 15 YEARS	6.19	NOV 2023 – NOV 2023	NOV 2038 – NOV 2038	USD	37.00
INSTITUTIONAL JUBILEE PP 12TH ISSUE 2 YEARS	4.42 – 5.37	MAR 2024 – NOV 2024	MAR 2026 – NOV 2026	USD	265.70
INSTITUTIONAL JUBILEE PP 12TH ISSUE 3 YEARS	4.96 – 5.50	MAR 2024 – AUG 2024	MAR 2027 – AUG 2027	USD	199.50
INSTITUTIONAL JUBILEE PP 12TH ISSUE 5 YEARS	5.14 – 5.61	MAR 2024 – DEC 2024	MAR 2029 – DEC 2029	USD	49.80
INSTITUTIONAL JUBILEE PP 12TH ISSUE 10 YEARS	5.64	AUG 2024 – AUG 2024	AUG 2034 – AUG 2034	USD	20.00
INSTITUTIONAL JUBILEE PP 12TH ISSUE 15 YEARS	6.21 – 6.27	MAY 2024 – JUN 2024	MAY 2039 – JUN 2039	USD	25.00
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 10TH INTERN’L	1.42 – 3.87	JAN 2022 – SEP 2022	JAN 2025 – SEP 2025	USD	0.36
REINVESTMENT SAVINGS BOND 11TH INTERN’L	3.68 – 5.34	SEP 2022 – AUG 2023	SEP 2025 – AUG 2026	USD	3.19
REINVESTMENT SAVINGS BOND 12TH INTERN’L	4.72 – 5.61	SEP 2023 – AUG 2024	SEP 2026 – AUG 2027	USD	0.74
REINVESTMENT SAVINGS BOND 13TH INTERN’L	4.60 – 5.01	NOV 2024 – DEC 2024	NOV 2027 – DEC 2027	USD	0.07
JUBILEE
JUBILEE 9TH ISSUE 10 Y CASH	3.12 – 3.93	JAN 2015 – SEP 2015	JAN 2025 – SEP 2025	USD	77.95
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 4.26	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	213.67
JUBILEE 11TH ISSUE 5 Y CASH	0.44 – 2.33	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	USD	400.34
JUBILEE 11TH ISSUE 10 Y CASH	1.33 – 4.46	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	187.33
JUBILEE 11TH ISSUE 15 Y CASH	1.58 – 4.71	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	USD	56.24
JUBILEE 12TH ISSUE 2 Y CASH	3.81 – 5.40	JAN 2023 – DEC 2024	JAN 2025 – DEC 2026	USD	985.25
JUBILEE 12TH ISSUE 3 Y CASH	1.47 – 5.60	JAN 2022 – DEC 2024	JAN 2025 – DEC 2027	USD	715.83
JUBILEE 12TH ISSUE 5 Y CASH	1.72 – 5.74	SEP 2021 – DEC 2024	SEP 2026 – DEC 2029	USD	765.77
JUBILEE 12TH ISSUE 10 Y CASH	2.60 – 5.96	SEP 2021 – DEC 2024	SEP 2031 – DEC 2034	USD	307.00
JUBILEE 12TH ISSUE 15 Y CASH	2.84 – 6.21	SEP 2021 – DEC 2024	SEP 2036 – DEC 2039	USD	109.77
JUBILEE 12TH ISSUE 2 Y FINANCING	4.11 – 5.55	JAN 2023 – DEC 2024	JAN 2025 – DEC 2026	USD	102.93
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEARS	3.31 – 3.93	JAN 2015 – OCT 2015	JAN 2025 – OCT 2025	USD	17.58
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEARS	3.10 – 3.91	OCT 2015 – OCT 2016	OCT 2025 – OCT 2026	USD	12.76
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 4.08	OCT 2016 – AUG 2017	OCT 2026 – AUG 2027	USD	7.31
JUBILEE 6TH INTERNATIONAL ISSUE 10 YEARS	3.60 – 4.46	NOV 2017 – AUG 2018	NOV 2027 – AUG 2028	USD	9.48
JUBILEE 7TH INTERNATIONAL ISSUE 10 YEARS	3.36 – 4.40	OCT 2018 – AUG 2019	OCT 2028 – AUG 2029	USD	5.27
JUBILEE 7TH INTERNATIONAL ISSUE 15 YEARS	3.60 – 4.56	OCT 2018 – JUL 2019	OCT 2033 – JUL 2034	USD	4.18
JUBILEE 8TH INTERNATIONAL ISSUE 5 YEARS	1.51 – 2.33	JAN 2020 – AUG 2020	JAN 2025 – AUG 2025	USD	0.85
JUBILEE 8TH INTERNATIONAL ISSUE 10 YEARS	2.33 – 3.20	SEP 2019 – JUL 2020	SEP 2029 – JUL 2030	USD	5.41
JUBILEE 8TH INTERNATIONAL ISSUE 15 YEARS	2.74 – 3.44	SEP 2019 – MAY 2020	SEP 2034 – MAY 2035	USD	0.31
JUBILEE 9TH INTERNATIONAL ISSUE 5 YEARS	0.51	DEC 2020 – DEC 2020	DEC 2025 – DEC 2025	USD	0.03
JUBILEE 9TH INTERNATIONAL ISSUE 10 YEARS	1.72 – 2.23	SEP 2020 – NOV 2020	SEP 2030 – NOV 2030	USD	1.14

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 9TH INTERNATIONAL ISSUE 15 YEARS	2.48	NOV 2020 – NOV 2020	NOV 2035 – NOV 2035	USD	0.03
JUBILEE 10TH INTERNATIONAL ISSUE 5 YEARS	1.36 – 1.70	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	USD	1.10
JUBILEE 10TH INTERNATIONAL ISSUE 10 YEARS	2.23 – 2.86	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	7.43
JUBILEE 10TH INTERNATIONAL ISSUE 15 YEARS	2.50 – 3.11	MAR 2021 – SEP 2021	MAR 2036 – SEP 2036	USD	2.25
JUBILEE 11TH INTERNATIONAL ISSUE 3 YEARS	1.54 – 3.95	JAN 2022 – SEP 2022	JAN 2025 – SEP 2025	USD	10.62
JUBILEE 11TH INTERNATIONAL ISSUE 5 YEARS	1.75 – 4.18	SEP 2021 – SEP 2022	SEP 2026 – SEP 2027	USD	2.81
JUBILEE 11TH INTERNATIONAL ISSUE 10 YEARS	2.60 – 4.47	SEP 2021 – AUG 2022	SEP 2031 – AUG 2032	USD	8.47
JUBILEE 11TH INTERNATIONAL ISSUE 15 YEARS	2.85 – 4.72	SEP 2021 – AUG 2022	SEP 2036 – AUG 2037	USD	3.51
JUBILEE 12TH INTERNATIONAL ISSUE 2 YEARS	4.31 – 5.28	JAN 2023 – SEP 2023	JAN 2025 – SEP 2025	USD	3.06
JUBILEE 12TH INTERNATIONAL ISSUE 3 YEARS	3.90 – 5.38	SEP 2022 – AUG 2023	SEP 2025 – AUG 2026	USD	1.86
JUBILEE 12TH INTERNATIONAL ISSUE 5 YEARS	4.46 – 5.44	NOV 2022 – AUG 2023	NOV 2027 – AUG 2028	USD	14.30
JUBILEE 12TH INTERNATIONAL ISSUE 10 YEARS	4.61 – 5.20	OCT 2022 – JUL 2023	OCT 2032 – JUL 2033	USD	1.71
JUBILEE 12TH INTERNATIONAL ISSUE 15 YEARS	4.95 – 5.71	NOV 2022 – SEP 2023	NOV 2037 – SEP 2038	USD	3.24
JUBILEE 13H INTERNATIONAL ISSUE 2 YEARS	4.27 – 5.25	SEP 2023 – SEP 2024	SEP 2025 – SEP 2026	USD	4.93
JUBILEE 13TH INTERNATIONAL ISSUE 3 YEARS	4.43 – 5.60	OCT 2023 – SEP 2024	OCT 2026 – SEP 2027	USD	135.28
JUBILEE 13TH INTERNATIONAL ISSUE 5 YEARS	4.64 – 5.74	OCT 2023 – AUG 2024	OCT 2028 – AUG 2029	USD	107.49
JUBILEE 13TH INTERNATIONAL ISSUE 10 YEARS	5.15 – 5.96	SEP 2023 – AUG 2024	SEP 2033 – AUG 2034	USD	5.66
JUBILEE 13TH INTERNATIONAL ISSUE 15 YEARS	5.15 – 6.21	OCT 2023 – SEP 2024	OCT 2038 – SEP 2039	USD	3.16
JUBILEE 14TH INTERNATIONAL ISSUE 2 YEARS	3.90 – 4.60	OCT 2024 – DEC 2024	OCT 2026 – DEC 2026	USD	21.75
JUBILEE 14TH INTERNATIONAL ISSUE 3 YEARS	4.53 – 4.90	NOV 2024 – DEC 2024	NOV 2027 – DEC 2027	USD	25.06
JUBILEE 14TH INTERNATIONAL ISSUE 5 YEARS	4.87 – 5.26	NOV 2024 – DEC 2024	NOV 2029 – DEC 2029	USD	1.74
JUBILEE 14TH INTERNATIONAL ISSUE 10 YEARS	5.51 – 5.68	NOV 2024 – DEC 2024	NOV 2034 – DEC 2034	USD	1.51
JUBILEE 14TH INTERNATIONAL ISSUE 15 YEARS	5.57	NOV 2024 – NOV 2024	NOV 2039 – NOV 2039	USD	0.23
MACCABEE BONDS-9TH ISSUE 10 YEARS	2.97 – 3.78	JAN 2015 – SEP 2015	JAN 2025 – SEP 2025	USD	8.47
MACCABEE BONDS-10TH ISSUE 10 YEARS	2.95 – 4.11	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	25.72
MACCABEE BONDS-11TH ISSUE 5 YEARS	0.44 – 2.18	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	USD	12.05
MACCABEE BONDS-11TH ISSUE 10 YEARS	1.21 – 4.31	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	9.65
MACCABEE BONDS-11TH ISSUE 15 YEARS	1.43 – 4.56	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	USD	2.91
MACCABEE BONDS-12TH ISSUE 2 YEARS	3.66 – 5.24	JAN 2023 – DEC 2024	JAN 2025 – DEC 2026	USD	28.01
MACCABEE BONDS-12TH ISSUE 3 YEARS	1.32 – 5.45	JAN 2022 – DEC 2024	JAN 2025 – DEC 2027	USD	16.75
MACCABEE BONDS-12TH ISSUE 5 YEARS	1.57 – 5.60	SEP 2021 – DEC 2024	SEP 2026 – DEC 2029	USD	38.96
MACCABEE BONDS-12TH ISSUE 10 YEARS	2.44 – 5.81	SEP 2021 – DEC 2024	SEP 2031 – DEC 2034	USD	13.43
MACCABEE BONDS-12TH ISSUE 15 YEARS	2.70 – 6.06	SEP 2021 – DEC 2024	SEP 2036 – DEC 2039	USD	6.29
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 10Y	3.30 – 3.78	APR 2015 – OCT 2015	APR 2025 – OCT 2025	USD	0.11
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 10Y	3.01 – 3.76	NOV 2015 – AUG 2016	NOV 2025 – AUG 2026	USD	0.14
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 10Y	3.58 – 3.84	FEB 2017 – JUL 2017	FEB 2027 – JUL 2027	USD	0.03
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 10Y	4.03 – 4.31	APR 2018 – AUG 2018	APR 2028 – AUG 2028	USD	0.11
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 10Y	3.27 – 4.25	OCT 2018 – JUL 2019	OCT 2028 – JUL 2029	USD	0.21
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 15Y	4.46	NOV 2018 – NOV 2018	NOV 2033 – NOV 2033	USD	0.02
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 5Y	1.40 – 2.00	MAR 2020 – JUL 2020	MAR 2025 – JUL 2025	USD	0.04

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 10Y	2.34 – 3.22	AUG 2019 – MAR 2020	AUG 2029 – MAR 2030	USD	0.06
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 5Y	0.51 – 1.30	SEP 2020 – DEC 2020	SEP 2025 – DEC 2025	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 15Y	2.30	SEP 2020 – SEP 2020	SEP 2035 – SEP 2035	USD	0.01
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 5Y	1.05	FEB 2021 – FEB 2021	FEB 2026 – FEB 2026	USD	0.02
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 10Y	2.08 – 2.71	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	0.03
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 15Y	2.86	MAY 2021 – MAY 2021	MAY 2036 – MAY 2036	USD	0.02
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 3Y	1.40	JAN 2022 – JAN 2022	JAN 2025 – JAN 2025	USD	0.01
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 10Y	2.80	FEB 2022 – FEB 2022	FEB 2032 – FEB 2032	USD	0.01
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 15Y	2.70	SEP 2021 – SEP 2021	SEP 2036 – SEP 2036	USD	0.02
MACCABEE BONDS 13H INTERNATIONAL ISSUE 2Y	4.58 – 5.10	MAR 2024 – AUG 2024	MAR 2026 – AUG 2026	USD	0.06
MACCABEE BONDS 14TH INTERNATIONAL ISSUE 2Y	4.44	DEC 2024 – DEC 2024	DEC 2026 – DEC 2026	USD	0.02
SAVINGS BOND
MAZEL TOV-8TH ISSUE 5 YEARS	1.68 – 3.12	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	USD	43.20
MAZEL TOV-9TH ISSUE 5 YEARS	2.38 – 6.23	OCT 2021 – DEC 2024	OCT 2026 – DEC 2029	USD	56.52
EMITZVAH SAVING 8TH ISSUE 5 YEARS	1.68 – 3.12	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	USD	0.41
SHALOM SAVING 9TH ISSUE 1 YEARS	3.96 – 5.37	JAN 2024 – DEC 2024	JAN 2025 – DEC 2025	USD	21.51
SHALOM SAVING 9TH ISSUE 2 YEARS	3.81 – 5.44	OCT 2023 – DEC 2024	OCT 2025 – DEC 2026	USD	10.63
SHALOM SAVING 9TH ISSUE 2 YEARS	4.18 – 5.25	FEB 2023 – SEP 2023	FEB 2025 – SEP 2025	USD	4.29
ESHALOM SAVING 9TH ISSUE 1 YEARS	4.06 – 5.47	JAN 2024 – DEC 2024	JAN 2025 – DEC 2025	USD	27.45
EMAZEL TOV SAVINGS BONDS 9 S 5 Y	2.48 – 6.33	OCT 2021 – DEC 2024	OCT 2026 – DEC 2029	USD	79.88
EMAZEL TOV SAVINGS BONDS INTERN’L 4	2.70 – 4.78	DEC 2021 – SEP 2022	DEC 2026 – SEP 2027	USD	0.10
EMAZEL TOV SAVINGS BONDS INTERN’L 5	4.10 – 5.77	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	USD	0.23
EMAZEL TOV SAVINGS BONDS INTERN’L 6	5.36 – 6.33	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	USD	0.62
EMAZEL TOV SAVINGS BONDS INTERN’L 7	5.15 – 5.60	OCT 2024 – DEC 2024	OCT 2029 – DEC 2029	USD	0.06
MAZAL TOV SAVINGS BOND 8TH INTERNATIONAL 5Y	2.57	APR 2020 – APR 2020	APR 2025 – APR 2025	USD	0.04
MAZAL TOV SAVINGS BOND 9TH INTERNATIONAL 5Y	1.92	JAN 2021 – JAN 2021	JAN 2026 – JAN 2026	USD	0.01
MAZAL TOV SAVING BOND 10TH INTERNATIONAL 5Y	1.90 – 2.41	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	USD	0.52
MAZAL TOV SAVINGS BOND 11TH INTERNATIONAL 5Y	2.38 – 4.68	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	USD	0.48
MAZAL TOV SAVINGS BOND 12TH INTERNATIONAL 5Y	4.00 – 5.67	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	USD	0.48
MAZAL TOV SAVINGS BOND 13TH INTERNATIONAL 5Y	5.26 – 6.23	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	USD	0.53
MAZAL TOV SAVINGS BOND 14TH INTERNATIONAL 5Y	5.05 – 5.50	OCT 2024 – DEC 2024	OCT 2029 – DEC 2029	USD	0.10
SABRA SAVING-9TH ISSUE 3 YEARS	1.42 – 5.61	JAN 2022 – DEC 2024	JAN 2025 – DEC 2027	USD	125.22
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 5Y	1.60 – 2.42	JAN 2020 – AUG 2020	JAN 2025 – AUG 2025	USD	2.97

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SABRA SAVINGS BOND 9TH INTERNATIONAL ISSUE 5Y	1.52 – 1.55	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	USD	0.21
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 5Y	1.14 – 1.76	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	2.30
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 3Y	1.48 – 3.87	JAN 2022 – SEP 2022	JAN 2025 – SEP 2025	USD	5.28
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 5Y	1.83 – 4.23	SEP 2021 – SEP 2022	SEP 2026 – SEP 2027	USD	4.40
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 2Y	4.24 – 5.25	JAN 2023 – SEP 2023	JAN 2025 – SEP 2025	USD	8.47
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 3Y	3.78 – 5.34	SEP 2022 – SEP 2023	SEP 2025 – SEP 2026	USD	8.30
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 5Y	3.90 – 5.47	SEP 2022 – SEP 2023	SEP 2027 – SEP 2028	USD	25.49
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 1Y	4.58 – 5.32	JAN 2024 – SEP 2024	JAN 2025 – SEP 2025	USD	2.12
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 2Y	4.21 – 5.28	SEP 2023 – SEP 2024	SEP 2025 – SEP 2026	USD	11.82
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 3Y	4.44 – 5.61	SEP 2023 – SEP 2024	SEP 2026 – SEP 2027	USD	6.34
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 5Y	4.71 – 5.80	SEP 2023 – SEP 2024	SEP 2028 – SEP 2029	USD	7.98
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 1Y	4.02 – 4.50	SEP 2024 – DEC 2024	SEP 2025 – DEC 2025	USD	0.51
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 2Y	3.81 – 4.65	SEP 2024 – DEC 2024	SEP 2026 – DEC 2026	USD	2.07
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 3Y	4.10 – 5.01	SEP 2024 – DEC 2024	SEP 2027 – DEC 2027	USD	4.47
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 5Y	4.52 – 5.42	SEP 2024 – DEC 2024	SEP 2029 – DEC 2029	USD	1.98
STERLING BONDS
MAZAL TOV SAVINGS BONDS 10TH STERLING SERIES	1.55 – 2.16	JAN 2020 – AUG 2020	JAN 2025 – AUG 2025	GBP	0.08
MAZAL TOV SAVINGS BONDS 11TH STERLING SERIES	1.48 – 1.63	SEP 2020 – JAN 2021	SEP 2025 – JAN 2026	GBP	0.03
MAZAL TOV SAVINGS BONDS 12TH STERLING SERIES	1.56 – 1.98	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	GBP	0.12
MAZAL TOV SAVINGS BONDS 13TH STERLING SERIES	1.93 – 3.76	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	GBP	0.10
MAZAL TOV SAVINGS BONDS 14TH STERLING SERIES	4.13 – 6.27	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	GBP	0.04
MAZAL TOV SAVINGS BONDS 15TH STERLING SERIES	4.17 – 6.11	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	GBP	0.05
GBP EMAZEL TOV SAVINGS BONDS 4 S 5 Y	1.98 – 3.81	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	GBP	0.06
GBP EMAZEL TOV SAVINGS BONDS 5 S 5 Y	4.18 – 6.32	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	GBP	0.15
GBP EMAZEL TOV SAVINGS BONDS 6 S 5 Y	4.22 – 6.16	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	GBP	0.12
GBP EMAZEL TOV SAVINGS BONDS 7 S 5 Y	4.72 – 5.03	OCT 2024 – DEC 2024	OCT 2029 – DEC 2029	GBP	0.02
SAVINGS BONDS 10TH STERLING SERIES 5 YEARS	1.28	MAY 2020 – MAY 2020	MAY 2025 – MAY 2025	GBP	0.01
SAVINGS BONDS 13TH STERLING SERIES 3 YEARS	1.83 – 2.14	JAN 2022 – FEB 2022	JAN 2025 – FEB 2025	GBP	0.01
SAVINGS BONDS 15TH STERLING SERIES 1 YEARS	5.02 – 6.01	JAN 2024 – SEP 2024	JAN 2025 – SEP 2025	GBP	5.10
SAVINGS BONDS 15TH STERLING SERIES 3 YEARS	4.90 – 5.63	FEB 2024 – SEP 2024	FEB 2027 – SEP 2027	GBP	0.25
SAVINGS BONDS 16TH STERLING SERIES 1 YEARS	5.21 – 5.61	SEP 2024 – DEC 2024	SEP 2025 – DEC 2025	GBP	1.42

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SAVINGS BONDS 16TH STERLING SERIES 3 YEARS	4.88 – 5.46	SEP 2024 – DEC 2024	SEP 2027 – DEC 2027	GBP	0.12
JUBILEE BONDS 14TH STERLING SERIES 2 YEARS	4.80 – 6.61	JAN 2023 – SEP 2023	JAN 2025 – SEP 2025	GBP	24.95
JUBILEE BONDS 15TH STERLING SERIES 2 YEARS	4.66 – 6.63	SEP 2023 – SEP 2024	SEP 2025 – SEP 2026	GBP	18.41
JUBILEE BONDS 16TH STERLING SERIES 2 YEARS	5.20 – 5.90	SEP 2024 – DEC 2024	SEP 2026 – DEC 2026	GBP	8.47
CANADIAN ISSUES
CAN MAZAL TOV-7TH ISSUE 5 YEARS	1.82 – 3.21	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	CAD	6.26
CAN MAZAL TOV-8TH ISSUE 5 YEARS	2.60 – 5.80	OCT 2021 – DEC 2024	OCT 2026 – DEC 2029	CAD	10.08
EMITZVAH SAVING CANADIAN DOLLAR 7TH 5Y	1.87 – 3.26	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	CAD	0.05
EMAZEL TOV SAVINGS BONDS 8S 5Y	2.70 – 5.90	OCT 2021 – DEC 2024	OCT 2026 – DEC 2029	CAD	5.98
CAN SABRA BOND-8TH ISSUE 1 YEARS	3.48 – 4.97	JAN 2024 – DEC 2024	JAN 2025 – DEC 2025	CAD	33.05
CAN SABRA BOND-8TH ISSUE 3 YEARS	2.06 – 5.55	JAN 2022 – DEC 2024	JAN 2025 – DEC 2027	CAD	32.36
CAN JUBILEE-5TH ISSUE 10 YEARS	3.10 – 3.80	JAN 2015 – SEP 2015	JAN 2025 – SEP 2025	CAD	15.65
CAN JUBILEE-6TH ISSUE 10 YEAR	3.10 – 4.24	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	58.89
CAN JUBILEE-7TH ISSUE 5 YEARS	1.78 – 2.82	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	CAD	38.88
CAN JUBILEE-7TH ISSUE 10 YEARS	2.48 – 4.25	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	128.62
CAN JUBILEE-7TH ISSUE 15 YEARS	2.80 – 4.45	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	CAD	7.91
CAN JUBILEE-8TH ISSUE 2 YEARS	3.55 – 5.56	JAN 2023 – DEC 2024	JAN 2025 – DEC 2026	CAD	45.14
CAN JUBILEE-8TH ISSUE 3 YEARS	1.97 – 5.51	JAN 2022 – DEC 2024	JAN 2025 – DEC 2027	CAD	37.17
CAN JUBILEE-8TH ISSUE 5 YEARS	2.03 – 5.70	SEP 2021 – DEC 2024	SEP 2026 – DEC 2029	CAD	81.95
CAN JUBILEE-8TH ISSUE 10 YEARS	2.90 – 5.80	SEP 2021 – DEC 2024	SEP 2031 – DEC 2034	CAD	19.25
CAN JUBILEE-8TH ISSUE 15 YEARS	3.14 – 6.04	OCT 2021 – DEC 2024	OCT 2036 – DEC 2039	CAD	53.50
CAN MACCABEE 5TH ISSUE 10 YEARS	2.90 – 3.65	JAN 2015 – SEP 2015	JAN 2025 – SEP 2025	CAD	0.81
CAN MACCABEE 6TH ISSUE 10 YEARS	2.95 – 4.10	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	3.61
CAN MACCABEE 7TH ISSUE 5 YEARS	1.63 – 2.67	JAN 2020 – SEP 2021	JAN 2025 – SEP 2026	CAD	1.69
CAN MACCABEE 7TH ISSUE 10 YEARS	2.33 – 4.10	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	1.96
CAN MACCABEE 7TH ISSUE 15 YEARS	2.67 – 4.30	JUN 2018 – AUG 2021	JUN 2033 – AUG 2036	CAD	0.72
CAN MACCABEE 8TH ISSUE 2 YEARS	3.47 – 5.41	JAN 2023 – DEC 2024	JAN 2025 – DEC 2026	CAD	2.46
CAN MACCABEE 8TH ISSUE 3 YEARS	1.83 – 5.36	JAN 2022 – DEC 2024	JAN 2025 – DEC 2027	CAD	1.56
CAN MACCABEE 8TH ISSUE 5 YEARS	1.93 – 5.54	SEP 2021 – DEC 2024	SEP 2026 – DEC 2029	CAD	5.37
CAN MACCABEE 8TH ISSUE 10 YEARS	2.74 – 5.64	SEP 2021 – DEC 2024	SEP 2031 – DEC 2034	CAD	1.27
CAN MACCABEE 8TH ISSUE 15 YEARS	3.00 – 5.90	OCT 2021 – DEC 2024	OCT 2036 – DEC 2039	CAD	0.93
CAN INSTITUTIONAL JUBILEE 7TH ISSUE 5 YEARS	1.96 – 2.95	FEB 2020 – MAR 2021	FEB 2025 – MAR 2026	CAD	10.50
CAN INSTITUTIONAL JUBILEE 8TH ISSUE 3 YEARS	4.23 – 5.53	JUL 2022 – NOV 2023	JUL 2025 – NOV 2026	CAD	3.90
CAN INSTITUTIONAL JUBILEE 8TH ISSUE 5 YEARS	3.78 – 4.55	APR 2022 – SEP 2022	APR 2027 – SEP 2027	CAD	7.00
CAN INSTITUTIONAL JUBILEE 9TH ISSUE 2 YEARS	5.33	DEC 2023 – DEC 2023	DEC 2025 -DEC 2025	CAD	3.00
CAN INSTITUTIONAL JUBILEE 9TH ISSUE 5 YEARS	4.86 – 4.96	FEB 2024 – AUG 2024	FEB 2029 – AUG 2029	CAD	18.90
CAN SHALOM SAVING 8TH ISSUE 1 YEARS	3.53 – 4.91	JAN 2024 – DEC 2024	JAN 2025 – DEC 2025	CAD	0.36
CAN ESHALOM SAVING 8TH ISSUE 1 YEARS	3.63 – 5.01	JAN 2024 – DEC 2024	JAN 2025 – DEC 2025	CAD	1.59
EURO BONDS
SAVINGS BONDS 14TH EURO SERIES 5 YEARS	0.54 – 0.74	JAN 2020 – AUG 2020	JAN 2025 – AUG 2025	EUR	0.12
SAVINGS BONDS 15TH EURO SERIES 5 YEARS	0.57 – 0.58	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	EUR	0.12
SAVINGS BONDS 16TH EURO SERIES 5 YEARS	0.62 – 0.77	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	EUR	0.31
SAVINGS BONDS 17TH EURO SERIES 3 YEARS	0.56 – 2.11	JAN 2022 – SEP 2022	JAN 2025 – SEP 2025	EUR	0.27
SAVINGS BONDS 17TH EURO SERIES 5 YEARS	0.57 – 2.51	OCT 2021 – AUG 2022	OCT 2026 – AUG 2027	EUR	1.27
SAVINGS BONDS 18TH EURO SERIES 2 YEARS	3.20 – 4.45	JAN 2023 – SEP 2023	JAN 2025 – SEP 2025	EUR	21.07
SAVINGS BONDS 18TH EURO SERIES 3 YEARS	2.26 – 4.07	SEP 2022 – SEP 2023	SEP 2025 – SEP 2026	EUR	0.15

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SAVINGS BONDS 18TH EURO SERIES 5 YEARS	3.28-3.90	DEC 2022 – AUG 2023	DEC 2027 – AUG 2028	EUR	0.19
SAVINGS BONDS 19TH EURO SERIES 1 YEARS	3.63-4.98	JAN 2024 – SEP 2024	JAN 2025 – SEP 2025	EUR	16.00
SAVINGS BONDS 19TH EURO SERIES 2 YEARS	3.24-4.61	SEP 2023 – SEP 2024	SEP 2025 – SEP 2026	EUR	9.42
SAVINGS BONDS 19TH EURO SERIES 3 YEARS	3.26-4.15	SEP 2023 – SEP 2024	SEP 2026 – SEP 2027	EUR	0.31
SAVINGS BONDS 19TH EURO SERIES 5 YEARS	3.06-3.94	SEP 2023 – SEP 2024	SEP 2028 – SEP 2029	EUR	6.69
SAVINGS BONDS 20TH EURO SERIES 1 YEARS	3.62-4.06	SEP 2024 – DEC 2024	SEP 2025 – DEC 2025	EUR	2.46
SAVINGS BONDS 20TH EURO SERIES 2 YEARS	3.24-3.63	SEP 2024 – DEC 2024	SEP 2026 – DEC 2026	EUR	1.92
SAVINGS BONDS 20TH EURO SERIES 3 YEARS	3.12-3.24	OCT 2024 – DEC 2024	OCT 2027 – DEC 2027	EUR	0.05
SAVINGS BONDS 20TH EURO SERIES 5 YEARS	3.17-3.30	OCT 2024 – DEC 2024	OCT 2029 – DEC 2029	EUR	0.22
MAZAL TOV SAVINGS BONDS 10TH EURO SERIES	1.02-1.20	JAN 2020 – AUG 2020	JAN 2025 – AUG 2025	EUR	0.05
MAZAL TOV SAVINGS BONDS 11TH EURO SERIES	0.90-1.08	SEP 2020 – JAN 2021	SEP 2025 – JAN 2026	EUR	0.05
MAZAL TOV SAVINGS BONDS 12TH EURO SERIES	0.96-1.20	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	EUR	0.22
MAZAL TOV SAVINGS BONDS 13TH EURO SERIES	1.02-3.01	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	EUR	0.16
MAZAL TOV SAVINGS BONDS 14TH EURO SERIES	2.90-4.27	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	EUR	0.11
MAZAL TOV SAVINGS BONDS 15TH EURO SERIES	3.28-4.40	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	EUR	0.10
MAZAL TOV SAVINGS BONDS 16TH EURO SERIES	3.62-3.78	OCT 2024 – DEC 2024	OCT 2029 – DEC 2029	EUR	0.02
EUR EMAZEL TOV SAVINGS BONDS 4 S 5 Y	1.07-3.06	NOV 2021 – SEP 2022	NOV 2026 – SEP 2027	EUR	0.05
EUR EMAZEL TOV SAVINGS BONDS 5 S 5 Y	2.95-4.32	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	EUR	0.14
EUR EMAZEL TOV SAVINGS BONDS 6 S 5 Y	3.33-4.44	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	EUR	0.15
EUR EMAZEL TOV SAVINGS BONDS 7 S 5 Y	3.67-3.83	OCT 2024 – DEC 2024	OCT 2029 – DEC 2029	EUR	0.03
JUBILEE BONDS 5TH EURO SERIES 2 YEARS	2.82-3.35	FEB 2024 – AUG 2024	FEB 2026 – AUG 2026	EUR	0.20
JUBILEE BONDS 6TH EURO SERIES 2 YEARS	2.40-2.51	OCT 2024 – NOV 2024	OCT 2026 – NOV 2026	EUR	0.01
Tradable Local Currency Direct Debt of the Government of Israel
Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2024 (In Millions of NIS)(1)(2)
	Floating Rate Loans
1141795	Israel Government FRN	0	11/09/2017	31/05/2026	21,215.6
1166552		0	08/06/2020	29/11/2030	31,670.6
1205145		0	02/04/2024	30/11/2034	12,676.0
	Fixed Rate Loans
	Israel Government Fixed
1099456		6.25	11/06/2006	30/10/2026	14,896.2
1139344		2	07/11/2016	31/03/2027	25,843.1
1150879		2.25	02/07/2018	28/09/2028	34,721.5
1125400		5.5	09/01/2012	31/01/2042	24,268.9
1135557		1.75	05/05/2015	31/08/2025	23,776.0
1174697		0.5	07/04/2021	27/02/2026	27,782.8
1140193		3.75	06/03/2017	31/03/2047	26,246.3
1160985		1.00	04/11/2019	31/03/2030	37,755.4
1162668		0.5	03/02/2020	30/04/2025	10,265.8
1166180		1.5	11/05/2020	31/05/2037	32,665.8
1194802		3.75	17/04/2023	28/02/2029	35,403.0
1180660		1.3	04/10/2021	30/04/2032	32,502.4
1184076		2.8	07/02/2022	29/11/2052	20,383.9

Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2024 (In Millions of NIS)(1)(2)
1202332		4	08/01/2024	30/03/2035	23,279.8
1203579		3.75	05/02/2024	30/09/2027	23,540.1
1212893		4.6	04/11/2024	31/08/2029	4,040.7
	Israel Government T-Bills
1205202		0	15/04/2024	28/02/2025	9,209.7
1208016		0	15/07/2024	30/05/2025	8,805.7
1211838		0	08/10/2024	31/08/2025	9,073.3
	CPI-linked Loans
1097708	Israel Government CPI	CPI+4.00	26/06/2006	30/05/2036	21,839.2
1120583		CPI+2.75	06/09/2010	30/08/2041	24,120.4
1134865		CPI+1.00	02/03/2015	31/05/2045	23,777.0
1135912		CPI+0.75	06/07/2015	31/10/2025	25,130.4
1140847		CPI+0.75	08/05/2017	31/05/2027	25,967.9
1157023		CPI+0.5	04/03/2019	31/05/2029	31,705.4
1168301		CPI+0.5	07/09/2020	30/11/2051	29,316.9
1169564		CPI+0.1	09/11/2020	31/07/2026	23,304.6
1172220		CPI+0.1	08/02/2021	30/11/2031	35,415.1
1204379		CPI+1.6	04/03/2024	31/10/2033	16,180.4
1197326		CPI+1.1	10/07/2023	31/10/2028	25,744.3

(1)
Annual interest rate equals yield to maturity of Treasury Bills (Makam) with 12 months maturity.

(2)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Non-Tradable Local Currency Direct Debt of the Government of Israel
Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2024 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI+4% − 6.2%	1967 − 2024	2025 − 2049	58,447.6
Arad	CPI+4.8%	1995 − 2022	2023 − 2037	275,882.7

(1)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Various Loans of the Government of Israel
Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2024 (In Millions of NIS)(3)
Emissions and Funds(1)	2% − 6%	1984 − 2004	(2)	6,602.8

(1)
Emissions and Funds primarily includes deposits at the Accountant General’s Office made by financial institutions and other entities.

(2)
Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits have an established maturity date (“Emissions”).

(3)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2024)
Total (In Millions)(1)
United States Dollars (USD)	0.00
New Israeli Shekel (NIS)	65,562.1

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.